
LyondellBasell

Value
focused

2023 Annual Report



"With our strategy in place, we are poised to deliver value by **creating solutions for everyday sustainable living** for a long time to come. "

Peter Vanacker
Chief Executive Officer

Dear shareholders:

It is with great pride in our global team that I present our company's 2023 results. Against last year's challenging market conditions, we stood firm in our commitment to safe operations, robust cash generation and disciplined capital allocation. In addition, we announced our new, value-focused strategy, aligned with our purpose of creating solutions for everyday sustainable living.

Generating value in dynamic times
Throughout 2023, petrochemical markets faced headwinds from soft global demand, capacity additions and economic uncertainty. Markets were broadly pressured by weak demand for durable goods which impacted margins in our Olefins & Polyolefins, Intermediates & Derivatives and Advanced Polymer Solutions segments. In contrast, oxyfuels margins benefited from tight supply and strong summertime gasoline crack spreads.

Despite this challenging landscape, we delivered resilient results, bolstered our liquidity and delivered strong shareholder returns.

Implementing our strategy
March 2023 marked a turning point for LYB. We revealed our new, long-term strategy, which leverages our existing strengths and involves all employees to focus on value creation while still being cost conscious. Our strategy is differential because it entails simultaneous actions across three pillars:

1. **Growing and upgrading the core**
2. **Building a profitable Circular and Low Carbon Solutions (CLCS) business**
3. **Stepping up performance and culture**

A cornerstone of this strategy is our Value Enhancement Program (VEP), an evergreen process embedded within the culture of LYB. It empowers employees through engagement, ownership and inclusion, enabling them to identify and implement value generating initiatives. Examples of successful VEP-project outcomes include capacity creep, reliability improvements, GHG emissions reductions, improved customer support and optimized logistics.

The VEP delivered a 2023 year-end run rate of more than $400 million of recurring annual EBITDA. We aim to generate up to $1 billion in recurring annual EBITDA by the end of 2025, a 33% increase from our original goal.

Another foundational element to our long-term goals is our commitment to sustainability, which I am pleased to see recognized by MSCI's recent upgrade of our ESG rating to "leader" with a score of "AA." LYB also received an "A-" rating in the latest CDP Climate Change disclosure, placing us in the leadership category for climate action. Accolades like these recognize our company's progress in executing this new strategy.

Growing and upgrading the core
The first pillar of our strategy is focused on taking decisive action to grow and upgrade the businesses aligned with our

competitive advantages and long-term vision. In 2023, we made great progress, including:

- **Successful PO/TBA startup** — In 2023 we started up the world's largest propylene oxide/tertiary butyl alcohol (PO/TBA) unit in Texas with an annual nameplate capacity of 470 thousand metric tons of propylene oxide. This asset upgraded our core capabilities and capitalized on favorable oxyfuels margins throughout the year.

- **Planned divestitures** — We made difficult but necessary decisions to divest businesses which are not part of our core, including plans to close one of our Italian polypropylene units and sell our Texas-based ethylene oxide and derivatives business.

- **Refining business exit** — Plans to close our Houston refinery by no later than the end of the first quarter of 2025 are underway. The site's prime location gives us more options for advancing our future strategic objectives, including our CLCS business. The shutdown of refining operations is expected to reduce our scope 1 and scope 2 greenhouse gas (GHG) emissions by more than 3 million metric tons annually. In addition, it is expected to reduce scope 3 GHG emissions by approximately 40 million metric tons.

These strategic moves embody our resolve to upgrade the company's portfolio around core businesses with leading positions, favorable end markets and access to advantaged feedstocks. We expect this focused approach will deliver attractive returns and pave the way for a more sustainable future.

Building a profitable Circular and Low Carbon Solutions (CLCS) business

Our CLCS business is a leader in our industry's transition to a circular economy. We are creating solutions and addressing rising demand for more sustainable products from our customers and society. Our goal of producing and marketing at least 2 million metric tons of recycled and renewable-based polymers annually by 2030 is backed by actions and investments. In 2023, these included the continued expansion of our global CLCS footprint through joint ventures and acquisitions in Europe, Asia and North America.

In 2023, we grew our CLCS business by investing across the value chain to establish LYB as a full solution provider with the ability to scale critical recycling technologies. Our actions focused on advancing development of our planned circularity hubs in Germany and Texas, including investments in processing and sorting facilities for plastic waste, as well as mechanical and advanced recycling infrastructure.

In November 2023 we took the final investment decision to build our first industrial-scale advanced recycling plant at our Wesseling, Germany site. The plant will use our *MoReTec* advanced catalytic recycling technology to convert hard-to-recycle plastics into feedstock for production of new plastic materials. Once operational, it is designed to recycle the amount of post-use plastic packaging generated by 1.2 million German citizens every year.

I am pleased to report we are also advancing our industry-leading carbon reduction strategy to reach net zero scope 1 and 2 GHG emissions from global operations by 2050. As part of this ambitious journey, by 2030 we aim to lower scope 1 and 2 GHG emissions by 42%, and scope 3 GHG emissions by 30% — all relative to a 2020 baseline. Our progress last year included reaching nearly 90% of our 2030 target to secure at least half of global electricity from renewable sources. This milestone achievement will reduce scope 2 GHG emissions by more than 1.3 million metric tons.

We are convinced our commitment to reducing GHG emissions is aligned with our customers' needs and will generate value for LYB, our shareholders and society. We are implementing several other GHG emissions reduction initiatives by 2030, which will begin in the near future. I invite you to learn more about our pursuit of sustainable growth and value generation in our 2023 Sustainability Report, coming out in April.

Stepping up performance and culture

The third pillar of our strategy focuses on transforming the culture of LYB to embrace a more comprehensive view of value creation. This shift is reflected in the competencies we cultivate within our workforce: building partnerships, delivering results, driving innovation and growing capabilities while promoting inclusion.

We recognize a diverse, equitable and inclusive culture is critical to achieving our goals. I am pleased with our progress, including improved hiring practices, lower attrition and increased advancement of females and individuals from underrepresented populations into senior leadership roles.

In our 2023 employee survey, more than 80% of respondents reported feeling treated fairly and having a strong sense of belonging at LYB. This feedback demonstrates our cultural evolution is well underway, and we are creating a workplace which harnesses the full potential of our global talent.

Focused on the future

Alongside the board of directors, I am grateful for what our team accomplished last year. Our people are the driving force behind our progress, positioning the company as an innovative market leader and industry shaper. The achievements across each of our strategic pillars reflect the hard work of our global team.

Despite geopolitical and market uncertainties, I am optimistic about what we can accomplish in 2024. With our strategy in place, we are poised to deliver value by creating solutions for everyday sustainable living for a long time to come.

Peter

See page 144 for information about our non-GAAP financial measures and discussion of the company's use of these measures, including recurring annual EBITDA.

3

2023 highlights

Resilient results and efficient cash generation amid challenging markets



$2.1 B
Net Income

$2.8 B
Net Income
excluding identified items



$6.46
Diluted EPS

$8.65
Diluted EPS
excluding identified items



$4.5 B
EBITDA

$5.2 B
EBITDA
excluding identified items



$4.9 B
Cash from operating
activities

$7.6 B
Liquidity

Note: Identified items include adjustments for lower of cost or market ("LCM"), impairments and refinery exit costs. See page 144 for information about our non-GAAP financial measures and discussion of the Company's use of these measures including EBITDA and EBITDA, diluted earnings per share, and net income excluding identified items.

Accelerating value capture

LYB Value Enhancement Program (VEP) is exceeding expectations



$150 MM
Recurring annual
EBITDA by year
end 2023

$400 MM+
Recurring annual
EBITDA by year
end 2023

$600 MM
Recurring annual
EBITDA by year
end 2024

Up to $1B
Recurring annual
EBITDA by year
end 2025

Original
Target
2023

Unlocked
Value
2023

Target
2024

Target
2025

Notes: Year-end EBITDA run rate based on 2017-2019 mid-cycle margins and modest inflation relative to 2021 baseline. One-time CAPEX/OPEX costs to achieve estimated at $200 MM in 2023 and $325 MM in 2024. See page 144 for information about our non-GAAP financial measures and discussion of the Company's use of these measures including recurring annual EBITDA.

LyondellBasell integrated hub model provides advantage

Building scale, reducing cost and capturing value to establish leadership in circular solutions


Mixed waste plastics
Advanced sorting plant
Mechanical recycling plant
Compounding
Advanced recycling plant
Purification
Cracker
Renewable feedstock

circulen recover By LyondellBasell

circulen revive By LyondellBasell

circulen renew By LyondellBasell

We have a differentiated strategy to become a full solution provider and establish low-cost, leadership positions in CLCS through the creation of integrated hubs that advance plastics circularity around the world through the ramp up of know-how and scale. The LYB integrated hub strategy brings together our *MoReTec* advanced recycling technology, with our existing cracker locations, compounding capabilities, as well as access to leading customers and brand owners.

We are focusing the bulk of initial development at flagship locations in Cologne, Germany, and Houston, Texas. These locations are intended to build off existing liquid cracking capabilities in already-built cracker and polymer assets and lower-cost mechanical recycling capacity.

Advancing our *MoReTec* technology

***MoReTec* is a differential advanced catalytic recycling technology that maximizes plastic-to-plastic recycling at scale**

- Cost-advantaged continuous single-train technology with innovative design and scale
- Novel catalyst technology can reduce energy consumption through lower operating temperatures while improving carbon efficiency by minimizing low-value by-products
- This unique process design allows for electrical heating and reduces emissions through the use of renewable electricity

First industrial scale *MoReTec* unit in Wesseling, Germany, is expected to provide LYB valuable operating experience and technological know-how to scale-up and commercialize our *MoReTec* technology

- Designed as a large, single-train unit while many competing technologies are smaller and rely on modularization
- Scalable, high-yield process that benefits from integrated hubs located at our existing world-scale facilities
- Mechanical completion of 50 KTA *MoReTec*-1 planned by end of 2025


MoReTec
MoReTec

Ferrara, Italy

Board of Directors



Jacques Aigrain
Chair of Board, Audit Committee, Finance Committee, Nominating and Governance Committee



Lincoln Benet
Nominating and Governance Committee, Finance Committee



Robin W. T. Buchanan
Nominating and Governance Committee, Health, Safety, Environmental & Sustainability Committee



Anthony R. Chase
Audit Committee, Compensation and Talent Development Committee



Robert W. Dudley
Health, Safety, Environmental & Sustainability Committee, Finance Committee



Claire S. Farley
Nominating and Governance Committee, Audit Committee



Rita Griffin
Compensation and Talent Development Committee, Health, Safety, Environmental & Sustainability Committee



Michael S. Hanley
Audit Committee, Finance Committee



Virginia A. Kamsky
Compensation and Talent Development Committee, Health, Safety, Environmental & Sustainability Committee



Albert J. Manifold
Health, Safety, Environmental & Sustainability Committee, Compensation and Talent Development Committee



Peter Vanacker
Chief Executive Officer

Executive Committee

Effective as of March 1, 2024.



Peter Vanacker
Chief Executive Officer



Tracey Campbell
Executive Vice President, Sustainability and Corporate Affairs



Trisha Conley
Executive Vice President, People and Culture



Kimberly Foley
Executive Vice President, Global Olefins & Polyolefins (O&P), Refining and Supply Chain



Dale Friedrichs
Executive Vice President, Operational Excellence and HSE



Jeffrey Kaplan
Executive Vice President and General Counsel



Aaron Ledet
Executive Vice President, Intermediates and Derivatives (I&D)



Michael McMurray
Executive Vice President and Chief Financial Officer



Torkel Rhenman
Executive Vice President, Advanced Polymer Solutions



James Seward
Executive Vice President and Chief Innovation Officer



Yvonne van der Laan
Executive Vice President, Circular and Low Carbon Solutions

Note: Committee assignments in magenta denote chairperson.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-34726

LyondellBasell Industries N.V.

(Exact name of registrant as specified in its charter)

Netherlands	98-0646235
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1221 McKinney St.,	4th Floor, One Vine Street	
Suite 300	London	Delftseplein 27E
Houston, Texas	W1J0AH	3013AA Rotterdam
USA 77010	United Kingdom	Netherlands

(Address of principal executive offices) (Zip Code)

(713) 309-7200	+44 (0) 207 220 2600	+31 (0) 10 2755 500

(Registrant's telephone numbers, including area codes)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Ordinary Shares, €0.04 Par Value	**LYB**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of common stock held by non-affiliates of the registrant on June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price on that date of $91.83, was $23.6 billion. For purposes of this disclosure, in addition to the registrant's executive officers and members of its Board of Directors, the registrant has included Access Industries, LLC and its affiliates as "affiliates."

The registrant had 324,523,140 shares of common stock outstanding at February 20, 2024 (excluding 15,899,358 treasury shares).

Documents incorporated by reference:

Portions of the 2024 Proxy Statement, in connection with the Company's 2024 Annual Meeting of Shareholders (in Part III), as indicated herein.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). You can identify our forward-looking statements by the words "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and similar expressions.

We based forward-looking statements on our current expectations, estimates and projections of our business and the industries in which we operate. We caution you that these statements are not guarantees of future performance. They involve assumptions about future events that, while made in good faith, may prove to be incorrect and involve risks and uncertainties we cannot predict. Our actual outcomes and results may differ materially from what we have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors, including the following:

- the cost of raw materials represents a substantial portion of our operating expenses and energy costs generally follow price trends of crude oil, natural gas liquids and/or natural gas; price volatility can significantly affect our results of operations and we may be unable to pass raw material and energy cost increases on to our customers due to the significant competition that we face, the commodity nature of our products and the time required to implement pricing changes;

- our operations in the United States ("U.S.") have benefited from low-cost natural gas and natural gas liquids; decreased availability of these materials (for example, from their export or regulations impacting hydraulic fracturing in the U.S.) could reduce the current benefits we receive;

- if crude oil prices are low relative to U.S. natural gas prices, we could see less benefit from low-cost natural gas and natural gas liquids and it could have a negative effect on our results of operations;

- industry production capacities and operating rates may lead to periods of oversupply and low profitability;

- we may face unplanned operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failures, unscheduled downtime, supplier disruptions, labor shortages, strikes, work stoppages or other labor difficulties, transportation interruptions, spills and releases and other environmental incidents) at any of our facilities, which would negatively impact our operating results;

- changes in general economic, business, political and regulatory conditions in the countries or regions in which we operate could increase our costs, restrict our operations and reduce our operating results;

- our ability to execute our organic growth plans may be negatively affected by our ability to complete projects on time and on budget;

- our ability to acquire or dispose of product lines or businesses could disrupt our business and harm our financial condition;

- uncertainties associated with worldwide economies could create reductions in demand and pricing, as well as increased counterparty risks, which could reduce liquidity or cause financial losses resulting from counterparty default;

- the negative outcome of any legal, tax and environmental proceedings or changes in laws or regulations regarding legal, tax and environmental matters may increase our costs, reduce demand for our products, or otherwise limit our ability to achieve savings under current regulations;

- any loss or non-renewal of favorable tax treatment under tax agreements or tax treaties, or changes in tax laws, regulations or treaties, may substantially increase our tax liabilities;

- we may be required to reduce production or idle certain facilities because of the cyclical and volatile nature of the supply-demand balance in the chemical and refining industries, which would negatively affect our operating results;

- we rely on continuing technological innovation, and an inability to protect our technology, or others' technological developments, could negatively impact our competitive position;

- we have significant international operations, and fluctuations in exchange rates, valuations of currencies and our possible inability to access cash from operations in certain jurisdictions on a tax-efficient basis, if at all, could negatively affect our liquidity and our results of operations;

- we are subject to the risks of doing business at a global level, including wars, terrorist activities, political and economic instability and disruptions and changes in governmental policies, which could cause increased expenses, decreased demand or prices for our products and/or disruptions in operations, all of which could reduce our operating results;

- if we are unable to achieve our emission reduction, circularity, or other sustainability targets, it could result in reputational harm, changing investor sentiment regarding investment in our stock or a negative impact on our access to and cost of capital;

- our ability to execute and achieve expected results of our value enhancement program;

- if we are unable to comply with the terms of our credit facilities, indebtedness and other financing arrangements, those obligations could be accelerated, which we may not be able to repay; and

- we may be unable to incur additional indebtedness or obtain financing on terms that we deem acceptable, including for refinancing of our current obligations; higher interest rates and costs of financing would increase our expenses.

Any of these factors, or a combination of these factors, could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Our management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and any other cautionary statements that may accompany such forward-looking statements. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the "Risk Factors" section of this report.

PART I

Items 1 and 2. Business and Properties.

OVERVIEW

LyondellBasell Industries N.V. is a global, independent chemical company and was incorporated, as a *Naamloze Vennootschap,* under Dutch law on October 15, 2009. Unless otherwise indicated, the "Company," "we," "our," "us" and "LyondellBasell" are used in this report to refer to the businesses of LyondellBasell Industries N.V. and its consolidated subsidiaries.

We participate globally across the petrochemical value chain and are an industry leader in many of our product lines. Our chemicals businesses consist primarily of large processing plants that convert large volumes of liquid and gaseous hydrocarbon feedstocks into plastic resins and other chemicals. Our chemical products tend to be basic building blocks for other chemicals and plastics. Our plastic products are used in large volumes as well as smaller specialty applications. Our customers use our plastics and chemicals to manufacture a wide range of products that people use in their everyday lives including food packaging, home furnishings, automotive components, paints and coatings. Our refining business consists of our Houston refinery, which processes crude oil into refined products such as gasoline and distillates. We also develop and license chemical and polyolefin process technologies and manufacture and sell polyolefin catalysts.

Our financial performance is influenced by the supply and demand for our products, the cost and availability of feedstocks and commodity products, global and regional production capacity, our operational efficiency and our ability to control costs. We have a strong operational focus and, as a large volume producer of commodities, continuously strive to differentiate ourselves through safe, reliable and low-cost operations in all of our businesses. We purchase large quantities of natural gas, electricity and steam which we use as energy to fuel our facilities and purchase large quantities of natural gas liquids and crude oil derivatives which we use as feedstocks. The relatively low cost of natural gas-derived raw materials in the U.S. versus the global cost of crude oil-derived raw materials has had a significant positive influence on the profitability of our North American operations.

In March 2023, we introduced our new strategy to deliver sustainable solutions and profitable long-term growth.

Our strategy aims to drive focus, differential growth and value creation through three strategic pillars:

Growing and upgrading the core—We expect to reshape our business portfolio to support growth, increase resiliency and drive higher returns. We will leverage our legacy strengths in technology, cost management, operational excellence and our global reach to focus on businesses with leading positions in growing markets with advantaged feedstocks and attractive returns.

Building a profitable Circular & Low Carbon Solutions ("CLCS") business—We expect our CLCS business will grow to become a leader in meeting the rapidly growing demand for sustainable solutions at scale. We are building a comprehensive platform for sourcing recycled and renewable feedstocks while leveraging our innovative technologies and our existing asset base to serve our customers' needs for sustainable materials. Our CLCS business is a part of our O&P-Americas and O&P-Europe, Asia, International segments.

Stepping up performance and culture—We aim to unlock significant opportunities by reshaping our culture toward a more comprehensive focus on continuous value creation, including the transformation of our Advanced Polymer Solutions business.

Our strategy is supported by an experienced leadership team, an optimized organizational structure and an ownership mindset; our strong cash generation and an investment-grade balance sheet; our advantaged cost position and global scale; our robust Value Enhancement Program ("VEP"); and our disciplined approach to capital allocation.

SEGMENTS

We manage our operations through six operating segments. Our reportable segments are:

- *Olefins and Polyolefins-Americas* ("O&P-Americas"). Our O&P-Americas segment produces and markets olefins and co-products, polyethylene and polypropylene.

- *Olefins and Polyolefins-Europe, Asia, International* ("O&P-EAI"). Our O&P-EAI segment produces and markets olefins and co-products, polyethylene and polypropylene.

- *Intermediates and Derivatives* ("I&D"). Our I&D segment produces and markets propylene oxide and its derivatives; oxyfuels and related products; and intermediate chemicals, such as styrene monomer, acetyls, ethylene oxide and ethylene glycol.

- *Advanced Polymer Solutions* ("APS"). Our APS segment produces and markets compounding and solutions, such as polypropylene compounds, engineered plastics, masterbatches, engineered composites, colors and powders.

- *Refining*. Our Refining segment refines heavy, high-sulfur crude oil and other crude oils of varied types and sources available on the U.S. Gulf Coast into refined products, including gasoline and distillates.

- *Technology*. Our Technology segment develops and licenses chemical and polyolefin process technologies and manufactures and sells polyolefin catalysts.

Effective January 1, 2023, our *Catalloy* and polybutene-1 businesses were moved from the APS segment and reintegrated into the O&P-Americas and O&P-EAI segments. This move allows the APS team to focus on our compounding and solutions business, and to develop a more agile operating model with meaningful regional and segment growth strategies.

Financial information about our business segments and geographical areas can be found in Note 21 to the Consolidated Financial Statements. Information about the locations where we produce our primary products can be found under "Description of Properties." No single customer accounted for 10% or more of our total revenues in 2023, 2022 or 2021.

Olefins and Polyolefins Segments Generally

We are one of the leading worldwide producers of olefins and polyethylene ("PE") and we are the world's second largest producer of polypropylene ("PP"). We manage our olefin and polyolefin business in two reportable segments, O&P-Americas and O&P-EAI.

Olefins & Co-products—Ethylene is the most significant petrochemical in terms of worldwide production volume and is the key building block for PE and many other chemicals and plastics. Ethylene is produced by steam cracking hydrocarbons such as ethane, propane, butane and naphtha. This production results in co-products such as aromatics and other olefins, including propylene and butadiene. Ethylene and its co-products are fundamental to many parts of the economy, including the production of consumer products, packaging, housing and automotive components and other durable and nondurable goods. Olefins & co-products sales accounted for approximately 9%, 9% and 11% of our consolidated revenues in 2023, 2022 and 2021, respectively.

Polyolefins—Polyolefins such as PE and PP are polymers derived from olefins including ethylene and propylene. Polyolefins are the most widely used thermoplastics in the world and are found in applications and products that enhance the everyday quality of life. Our products are used in consumer, automotive and industrial applications ranging from food and beverage packaging to housewares and construction materials.

Polyethylene—We produce high density polyethylene ("HDPE"), low density polyethylene ("LDPE") and linear low-density polyethylene ("LLDPE"). PE sales accounted for approximately 18%, 19% and 22% of our consolidated revenues in 2023, 2022 and 2021, respectively.

Polypropylene—We produce PP homopolymers and copolymers. PP sales accounted for approximately 14%, 15% and 19% of our consolidated revenues in 2023, 2022 and 2021, respectively.

Olefins and Polyolefins-Americas Segment

Overview—Our O&P-Americas segment produces and markets olefins and co-products, polyethylene and polypropylene.

Sales & Marketing / Customers—Most of the ethylene we produce is consumed internally as a raw material in the production of PE and other derivatives, with the balance sold to third party customers, primarily under multi-year contracts.

We use all the propylene we produce in the production of PP, propylene oxide and other derivatives of those products. We also purchase propylene from third parties. In addition to purchases of propylene, we purchase ethylene for resale, when necessary, to satisfy customer demand above our own production levels. Volumes of any of these products purchased for resale can vary significantly from period to period and are typically most significant during extended outages of our own production, such as during planned maintenance. However, purchased volumes have not historically had a significant impact on profits, except to the extent that they replace our lower-cost production. We also consume PP in our PP compounding business, which is included in our APS segment.

Most of the ethylene and propylene production from our Channelview, Corpus Christi and La Porte, Texas facilities is shipped via a pipeline system, which has connections to numerous U.S. Gulf Coast consumers. This pipeline system extends from Corpus Christi to Mont Belvieu, Texas. In addition, exchange agreements with other ethylene and co-products producers allow access to customers who are not directly connected to this pipeline system. Some ethylene is shipped by railcar from our Clinton, Iowa facility to our Morris, Illinois facility and some is shipped directly to customers. Propylene from Clinton and Morris is generally shipped by marine vessel, barge, railcar or truck.

Our PP and PE production is typically sold through our sales organization to an extensive base of established customers and distributors servicing both the domestic and export markets either under annual contracts or on a spot basis. We have sales offices in various locations in North America and our polyolefins are primarily transported in North America by railcar or truck. Export sales are primarily to customers in Latin America, with sales to Asia expected to increase in the coming years as global supply and demand balances shift.

Joint Venture Relationships—We have a 50% interest in Louisiana Integrated PolyEthylene JV LLC ("Louisiana Joint Venture") which provides us with capacity of approximately 770 thousand tons of ethylene and 445 thousand tons of low density and linear-low density PE production per year. We operate the joint venture assets and market the polyethylene off-take for all partners through our global sales team. We also participate in a joint venture in Mexico, which provides us with capacity of approximately 290 thousand tons of PP production per year. We do not hold a majority interest in or have operational control of this joint venture. The capacities are based on our percentage ownership of the joint venture's total capacity.

Raw Materials—Raw material cost is the largest component of the total cost to produce ethylene and its co-products. The primary raw materials used in our Americas olefin facilities are natural gas liquids ("NGLs") and heavy liquids. Heavy liquids include crude oil-based naphtha and other refined products, as well as condensate, a very light crude oil resulting from natural gas production. NGLs include ethane, propane and butane. The use of heavy liquid raw materials results in the production of significant volumes of co-products such as propylene, butadiene and benzene, as well as gasoline blending components, while the use of NGLs results in the production of fewer co-products.

Our ability to pass on raw material price increases to our customers is dependent on market-driven demand for olefins and polyolefins. Sales prices for products sold in the spot market are determined by market forces. Our contract prices are influenced by product supply and demand conditions, spot prices, indices published in industry publications and, in some instances, cost recovery formulas.

Technological advances for extracting shale-based oil and gas have led to an increased supply of NGLs, providing a cost advantage over heavy liquids, particularly in the U.S. A plant's flexibility to consume a wide range of raw materials generally provides an advantage over plants that are restricted in their processing capabilities. Our Americas facilities can process significant quantities of either heavy liquids or NGLs. We estimate that in the U.S. we can produce up to approximately 90% of our total ethylene output using NGLs. Changes in the raw material feedstock mix utilized in the production process will result in variances in production capacities among products. We believe our raw material flexibility in the U.S. is a key advantage in our production of ethylene and its co-products.

Industry Dynamics / Competition—With respect to olefins and polyolefins, competition is based on price and, to a lesser extent, on product quality, product delivery, reliability of supply, product performance and customer service. Profitability is affected not only by supply and demand for olefins and polyolefins, but also by raw material costs and price competition among producers, which may intensify due to, among other things, the addition of new capacity. In general, demand is a function of economic growth, including the regional dynamics that underlie global growth trends.

We compete in North America with other large marketers and producers, including global chemical companies, chemical divisions of large oil companies and regional marketers and producers.

Based on published capacity data and including our proportionate share of joint ventures, we believe as of December 31, 2023, we were:

- the third largest producer of ethylene in North America, with ethylene capacity of 6.2 million tons per year;

- the third largest producer of PE in North America with capacity of 4.1 million tons per year; and

- the second largest producer of PP in North America, with capacity of 1.9 million tons per year, including approximately 290 thousand tons of *Catalloy* capacity.

Olefins and Polyolefins-Europe, Asia, International Segment

Overview—Our O&P-EAI segment produces and markets olefins and co-products, polyethylene and polypropylene.

Sales & Marketing / Customers—Our ethylene production is primarily consumed internally as a raw material in the production of polyolefins, and we purchase additional ethylene as needed to meet our production needs. Our propylene production is used as a raw material in the production of PP and propylene oxide and derivatives of those products, and we regularly purchase propylene from third parties because our internal needs exceed our internal production.

With respect to PP and PE, our production is typically sold through our sales organization to an extensive base of established customers under annual contracts or on a spot basis and is also sold through distributors. Our polyolefins are primarily transported in Europe by railcar or truck.

Our regional sales offices are in various locations, including The Netherlands, Hong Kong, China, India and the United Arab Emirates. We also operate through a worldwide network of local sales and representative offices in Europe and Asia. Our joint ventures described below typically manage their domestic sales and marketing efforts independently, and we typically operate as their agent for all or a portion of their exports.

Joint Venture Relationships—We participate in several manufacturing joint ventures in Saudi Arabia, China, Poland, South Korea, and Thailand. We do not hold majority interests in any of these joint ventures, nor do we have operational control. These joint ventures provide us with annual production capacity of approximately 1.6 million tons of PP, approximately 1.2 million tons of olefins and approximately 760 thousand tons of PE. These capacities are based on our percentage ownership interest in the joint ventures' total capacities.

We generally license our polyolefin process technologies and supply catalysts to our joint ventures through our Technology segment. Some of our joint ventures are able to source cost advantaged raw materials from their local shareholders.

In November 2017 we acquired a 50% interest in Quality Circular Polymers ("QCP"), a mechanical recycling joint venture. In April 2023, we acquired the remaining 50% interest in QCP resulting in QCP becoming a wholly-owned subsidiary. The QCP plants, located in The Netherlands and Belgium, are capable of converting consumer waste into 55 thousand tons of recycled polypropylene and recycled high-density polyethylene annually.

Raw Materials—Raw material cost is the largest component of the total cost for the production of olefins and co-products. The primary raw material used in our European olefin facilities is naphtha; however, we also have the capability to displace up to half of our European assets' naphtha needs with other feedstocks, such as liquified petroleum gases. We have flexibility to vary the raw material mix and process conditions in our plants in order to maximize profitability as market prices for both feedstocks and products change.

The principal raw materials used in the production of polyolefins are propylene and ethylene. In Europe, we have the capacity to produce approximately 60% of the propylene requirements for our European PP production and all of the ethylene requirements for our European PE production. Propylene and ethylene requirements that are not produced internally are generally acquired pursuant to long-term contracts with third party suppliers or via spot purchases.

Our ability to pass through the increased cost of raw materials to customers is dependent on global market demand for olefins and polyolefins. In general, the pricing for purchases and sales of most products is determined by global market forces, including the impacts of foreign exchange rates relative to the pricing of the underlying raw materials, most of which are priced in U.S. dollars. There can be a lag between raw material price changes and contract product price changes that will cause volatility in our product margins.

Industry Dynamics / Competition—With respect to olefins and polyolefins, competition is based on price, product quality, product delivery, reliability of supply, product performance and customer service. We compete with regional and multinational chemical companies and divisions of large oil companies. The petrochemical market has been affected by the price volatility of naphtha, the primary feedstock for olefins in the region.

Based on published capacity data and including our proportionate share of our joint ventures, we believe as of December 31, 2023, we were:

- the fifth largest producer of ethylene in Europe with an ethylene capacity of 1.9 million tons per year;

- the largest producer of PE in Europe with 2.1 million tons per year of capacity; and

- the largest producer of PP in Europe with 2.7 million tons per year of capacity, including approximately 280 thousand tons of *Catalloy* capacity.

Intermediates and Derivatives Segment

Overview—Our I&D segment produces and markets propylene oxide ("PO") and its derivatives, oxyfuels and related products, and intermediate chemicals such as styrene monomer ("SM"), acetyls, and ethylene oxides and derivatives.

PO and Derivatives—We produce PO through two distinct technologies, one of which yields tertiary butyl alcohol ("TBA") as the co-product and the other of which yields SM as the co-product. The two technologies are mutually exclusive with dedicated assets for manufacturing either PO/TBA or PO/SM. PO is an intermediate commodity chemical and is a precursor of polyols, propylene glycol, propylene glycol ethers and butanediol. PO and derivatives are used in a variety of durable and consumable items with key applications such as polyurethanes used for insulation, automotive/furniture cushioning, coatings, surfactants, synthetic resins and several other household usages. In 2023, we started up a world-scale PO/TBA plant in Houston, Texas, which has the capacity to produce 470 thousand tons of PO and 1.0 million tons of TBA per year.

Oxyfuels and Related Products—We produce two distinct ether-based oxyfuels, methyl tertiary butyl ether ("MTBE") and ethyl tertiary butyl ether ("ETBE"). These oxyfuels are produced by converting the TBA co-product of PO into isobutylene and reacting with methanol or ethanol to produce either MTBE or ETBE. Both are used as high-octane gasoline components that help gasoline burn cleaner and reduce automobile emissions. Other TBA derivatives, which we refer to as "C4 chemicals," are largely used to make synthetic rubber and other gasoline additives.

Intermediate Chemicals—We produce other commodity chemicals that utilize ethylene as a key component feedstock, including SM, acetyls and ethylene oxide derivatives. SM is utilized in various applications such as plastics, expandable polystyrene for packaging, foam cups and containers, insulation products and durables and engineering resins. Our acetyls products comprise methanol, glacial acetic acid ("GAA") and vinyl acetate monomer ("VAM"). Natural gas (methane) is the feedstock for methanol, some of which is converted to GAA, and a portion of the GAA is reacted with ethylene to create VAM. VAM is an intermediate chemical used in fabric or wood treatments, pigments, coatings, films and adhesives. Ethylene oxide is an intermediate chemical that is used to produce ethylene glycol, glycol ethers and other derivatives. Ethylene oxide and its derivatives are used in the production of polyester, antifreeze fluids, solvents and other chemical products.

Sales & Marketing / Customers—We sell our PO and derivatives through multi-year sales and processing agreements as well as spot sales. Some of our sales agreements have cost plus pricing terms. PO and derivatives are transported by barge, marine vessel, pipeline, railcar and tank truck.

We sell our oxyfuels and related products under market and cost-based sales agreements and in the spot market. Oxyfuels are transported by barge, marine vessel and tank truck and are used as octane blending components worldwide outside of the U.S. due to their blending characteristics and emission benefits. C4 chemicals, such as high-purity isobutylene, are sold to producers of synthetic rubber and other chemical products primarily in the U.S. and Europe, and are transported by railcar, tank truck, pipeline and marine shipments. The sales of oxyfuels and related products accounted for approximately 14%, 11% and 8% of our consolidated revenues in 2023, 2022 and 2021, respectively.

Intermediate chemicals are shipped by barge, marine vessel, pipeline, railcar and tank truck. SM is sold globally into regions such as North America, Europe, Asia and South America export markets through spot sales and commercial contracts. Within acetyls, methanol is consumed internally to make GAA, used as a feedstock for oxyfuels and related products and also sold directly into the merchant commercial market. GAA is converted with ethylene to produce VAM which is sold worldwide under multi-year commercial contracts and on a spot basis.

Sales of our PO and derivatives, oxyfuels and related products, and intermediate chemicals are made by our marketing and sales personnel, and also through distributors in the Americas, Europe, the Middle East, Africa and the Asia-Pacific region.

Joint Venture Relationships—We have two PO joint ventures with Covestro AG, one in the U.S. and one in Europe. We operate all production facilities for the PO joint ventures. Our proportional production capacity provided through this venture is approximately 160 thousand tons of PO and approximately 340 thousand tons of SM. We do not share marketing or product sales for these PO joint ventures. We also have two joint venture manufacturing relationships in China with China Petroleum & Chemical Corporation ("Sinopec"). The first joint venture provides us with production capacity of approximately 50 thousand tons of PO per year. The second joint venture provides us with annual production capacity of approximately 140 thousand tons of PO and 300 thousand tons of SM. We market our share of the joint ventures production in the Chinese market. These capacities are based on our operational share of the joint ventures' total capacities.

Raw Materials—The cost of raw materials is the largest component of total production cost for PO, its co-products and its derivatives. Propylene, isobutane or mixed butane, ethylene and benzene are the primary raw materials used in the production of PO and its co-products. The market prices of these raw materials historically have been related to the price of crude oil, NGLs and natural gas, as well as supply and demand for the raw materials.

In the U.S., we obtain a large portion of our propylene, benzene and ethylene raw materials needed for the production of PO and its co-products from our O&P-Americas segment and to a lesser extent from third parties. Raw materials for the non-U.S. production of PO and its co-products are obtained from our O&P-EAI segment and from third parties. We consume a significant portion of our internally produced PO in the production of PO derivatives.

The raw material requirements not sourced internally are purchased at market-based prices from numerous suppliers in the U.S. and Europe with which we have established contractual relationships, as well as in the spot market.

For the production of oxyfuels, we purchase our ethanol feedstock requirements from third parties, and obtain our methanol from both internal production and external sources. Carbon monoxide and methanol are the primary raw materials required for the production of GAA. We source carbon monoxide from internal production, which can be complemented by purchases from external sources as needed. The methanol required for our downstream production of acetyls is internally sourced from our methanol plants in La Porte, Texas, and Channelview, Texas. Natural gas is the primary raw material required for the production of methanol.

In addition to ethylene, acetic acid is a primary raw material for the production of VAM. We obtain all our requirements for acetic acid and ethylene from our internal production. Historically, we have used a large percentage of our acetic acid production to produce VAM.

Industry Dynamics / Competition—With respect to product competition, the market is influenced and based on a variety of factors, including product quality, price, reliability of supply, technical support, customer service and potential substitute materials. Profitability is affected by the worldwide level of demand along with price competition, which may intensify due to, among other things, new industry capacity and industry outages. Demand growth could be impacted by further development of alternative bio-based methodologies. Our major worldwide competitors include other multinational chemical and refining companies as well as some regional marketers and producers.

Based on published capacity data and including our proportionate share of our joint ventures, we believe as of December 31, 2023, we were:

- the second largest producer of PO worldwide; and
- the largest producer of oxyfuels worldwide.

Other—During the fourth quarter of 2023, we entered into an agreement to sell our U.S. Gulf Coast-based ethylene oxide & derivatives business along with the production facility located in Bayport, TX for cash consideration of $700 million. The EO&D business had been identified as a non-core business. The transaction is expected to close in the second quarter of 2024 following completion of the planned maintenance at the facility and is subject to regulatory and other customary closing conditions.

Advanced Polymer Solutions Segment

Overview—Our APS segment produces and markets compounding and solutions, such as polypropylene compounds, engineered plastics, masterbatches, engineered composites, colors and powders.

Our polypropylene compounds are produced from blends of polyolefins and additives and are largely focused on automotive applications. Engineered plastics and engineered composites add value for more specialized high-performance applications used across a variety of industries. Masterbatches are compounds that provide differentiated properties when combined with commodity plastics used in packaging, agriculture and durable goods applications. Specialty powders are largely used to mold toys, industrial tanks and sporting goods such as kayaks. Performance colors provide powdered, pelletized and liquid color concentrates for the plastics industry.

Sales & Marketing / Customers—Our products are sold through our regional sales organizations to a broad base of established customers and distributors. These products are transported to our customers primarily by either truck or bulk rail.

Joint Venture Relationships—We participate in several manufacturing joint ventures in Saudi Arabia, Indonesia and Thailand. We hold majority interests and have operational control of the joint ventures in Indonesia. We do not hold majority interests in any of the remaining joint ventures, nor do we have operational control. These ventures provide us with production capacity of approximately 70 thousand tons of compounding and solutions. These capacities are based on our percentage ownership interest in the joint ventures' total capacities.

Raw Materials—The principal materials used in the production of our products are polypropylene, polyethylene, polystyrene, nylon and titanium dioxide. Raw materials required for the production of our products are obtained from our wholly owned or joint venture facilities and from a number of major plastic resin producers or other suppliers at market-based prices.

Our ability to pass through the increased cost of raw materials to customers is dependent on global market demand. In general, the pricing for purchases and sales of most products is determined by global market forces.

Industry Dynamics / Competition—With respect to product competition, the market is influenced and based on a variety of factors, including product development, price, product quality, product delivery, reliability of supply, product performance and customer service. We compete with regional and multinational marketers and producers of plastic resins and compounds. As polypropylene compounds are largely utilized in the automotive industry, we are also exposed to the volatility of this industry, which has significantly decreased since 2019.

Refining Segment

Overview—The primary products of our Refining segment are refined products made from heavy, high-sulfur crude oil and other crude oils of varied types and sources available on the U.S. Gulf Coast. These refined products include gasoline and distillates.

Sales & Marketing / Customers—The Houston refinery's products are primarily sold in bulk to other refiners, marketers, distributors and wholesalers at market-related prices. Most of the Houston refinery's products are sold under contracts with a term of one year or less or are sold in the spot market. The Houston refinery's products generally are transported to customers via pipelines and terminals owned and operated by other parties. The sales of refined products accounted for approximately 22%, 22% and 16% of our consolidated revenues in 2023, 2022 and 2021, respectively.

Raw Materials—Our Houston refinery, which is located on the Houston Ship Channel in Houston, Texas, has a crude oil processing capacity of approximately 268 thousand barrels per day on a calendar day basis (normal operating basis), or approximately 292 thousand barrels per day on a stream day basis (maximum achievable over a 24-hour period). The Houston refinery is a full conversion refinery designed to refine heavy, high-sulfur crude oil. This crude oil is more viscous and denser than traditional crude oil and contains higher concentrations of sulfur and heavy metals, making it more difficult to refine into gasoline and other high-value fuel products. As a result, high-sulfur crude oil has historically been less costly to purchase than light, low-sulfur crude oil. U.S. production is predominantly light sweet crude and much of the heavy crude used in production has generally been imported from Canada, Mexico and other global producers, and has at times been subject to supply disruptions.

We purchase the crude oil used as a raw material for the Houston refinery on the open market on a spot basis and under a number of supply agreements with regional producers, generally with terms varying from three months to one year.

Industry Dynamics / Competition—Our refining competitors are major integrated oil companies, refineries owned or controlled by foreign governments and independent domestic refiners. Based on published data, as of November 2023, there were 126 operable crude oil refineries in the U.S., and total U.S. refinery capacity was approximately 18 million barrels per day. During 2023, the Houston refinery processed an average of approximately 237 thousand barrels per day of heavy crude oil.

Our refining operations compete for the purchases of crude oil based on price and quality. Supply disruptions could impact the availability and pricing. We compete in gasoline and distillate markets as a bulk supplier of fungible products satisfying industry and government specifications. Competition is based on price and location.

The markets for fuel products tend to be volatile as well as cyclical due to supply and demand fundamentals and changing crude oil and refined product prices. Crude oil prices are impacted by worldwide political events, the economics of exploration and production and refined products demand. Prices and demand for fuel products are influenced by seasonal and short-term factors such as weather and driving patterns, as well as by longer term issues such as the economy, environmental concerns, energy conservation and alternative fuels. Industry fuel products supply is dependent on short-term industry operating capabilities and on long-term refining capacity.

A crack spread is a benchmark indication of refining margins based on the processing of a specific type of crude oil into an assumed selection of major refined products. The Houston refinery generally tracks the Maya 2-1-1 crack spread, which represents the difference between the current month U.S. Gulf Coast price of two barrels of Maya crude oil as set by Petróleos Mexicanos and one barrel each of U.S. Gulf Coast Reformulated Blendstock for Oxygen Blending Gasoline and of U.S. Gulf Coast Ultra Low Sulfur Diesel. While these benchmark refining spreads are generally indicative of the level of profitability at the Houston refinery and similarly configured refineries, there are many other factors specific to each refinery and the industry in general, such as the price of other crude oils used in processing and the value of refinery by-products, which influence operating results. Refinery by-products are products other than gasoline and distillates that represent about one-third of the total product volume, and include coke, sulfur, and lighter materials such as NGLs and crude olefins streams. The cost of Renewable Identification Numbers ("RINs"), which are renewable fuel credits mandated by the U.S. Environmental Protection Agency (the "EPA"), can also affect profitability.

Other—After thoroughly analyzing our options, we determined that exiting the refining business no later than the end of the first quarter of 2025 is the best strategic and financial path forward for the Company. Our exit from the refining business progresses our greenhouse gas emission reduction goals, and the site's prime location gives us more options for advancing our future strategic objectives, including circularity.

Technology Segment

Overview—Our Technology segment develops and licenses chemical and polyolefin process technologies and manufactures and sells polyolefin catalysts. We market our process technologies and our polyolefin catalysts to external customers and also use them in our own manufacturing operations. Over the past three years, approximately 20% of our catalyst sales were sold internally to other segments.

Our polyolefin process licenses are structured to provide a standard core technology, with individual customer needs met by adding customized modules that provide the required capabilities to produce the defined production grade slate and plant capacity. In addition to the basic license agreement, a range of services can also be provided, including project assistance, training, assistance in starting up the plant and ongoing technical support after start-up. We may also offer marketing and sales services. In addition, licensees may continue to purchase polyolefin catalysts that are consumed in the production process, generally under long-term catalyst supply agreements with us.

Research and Development—Our research and development ("R&D") activities are designed to improve our existing products and processes, and discover and commercialize new materials, catalysts and processes. These activities focus on product and application development, process development, catalyst development and fundamental polyolefin-focused research.

In 2023, 2022 and 2021, our R&D expenditures were $130 million, $124 million and $124 million, respectively. A portion of these expenses are related to technical support and customer service and are allocated to the other business segments. In 2023, 2022, and 2021 approximately 45% to 50% of all R&D costs were allocated to business segments other than Technology.

GENERAL

Intellectual Property

We maintain an extensive patent portfolio and continue to file new patent applications in the U.S. and other countries. As of December 31, 2023, we owned approximately 6,200 patents and patent applications worldwide. Our patents and trade secrets cover our processes, products and catalysts and are significant to our competitive position, particularly with regard to PO, intermediate chemicals, petrochemicals, polymers and our process technologies. While we believe that our intellectual property provides competitive advantages, we do not regard our businesses as being materially dependent upon any single patent, trade secret or trademark. Some of our production capacity operates under licenses from third parties.

Environmental

Most of our operations are affected by national, state, regional and local environmental laws. Matters pertaining to the environment are discussed in Part I, Item 1A. *Risk Factors*; Part I, Item 3. *Legal Proceedings*; Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation*s; and Notes 2 and 18 to the Consolidated Financial Statements.

We have made, and intend to continue to make, the expenditures necessary for compliance with applicable laws and regulations relating to environmental, health and safety matters. We incurred capital expenditures of $256 million in 2023 for health, safety and environmental compliance purposes and improvement programs, and estimate such expenditures to be approximately $246 million in 2024 and $288 million in 2025.

While capital expenditures or operating costs for environmental compliance, including compliance with potential legislation and potential regulation related to climate change, cannot be predicted with certainty, we do not believe they will have a material effect on our competitive position in the near term.

While there can be no assurance that physical impacts to our facilities and supply chain due to climate change will not occur in the future, we do not believe these impacts are material in the near term.

Sustainability

Our sustainability goals center on addressing three global challenges: ending plastic waste, taking climate actions and advancing a thriving society.

Ending Plastic Waste—We have a goal to produce and market at least two million metric tons of recycled and renewable-based polymers annually by 2030, which represents approximately 20% of our 2023 global sales of polyethylene and polypropylene.

We have invested upstream to secure plastic waste material needed to deliver on our ambition. In 2023, we expanded our mechanical and advanced recycling capacity globally through investments and commercial agreements in Europe, Asia, and North America. We also made the final investment decision to build our first industrial-scale advanced recycling plant at our site in Wesseling, Germany, using our proprietary *MoReTec* technology to convert post-consumer plastic waste into feedstock for production of new plastic materials.

These activities will enable us to deliver our customer's and society's increasing demand for more sustainable solutions and help ending plastic waste going to landfills and incineration.

Taking Climate Action—We are dedicated to providing solutions to the market to help enable the transition towards a low carbon world. Our 2030 goal is to reduce scope 1 and 2 greenhouse gas ("GHG") emissions reduction by 42% by 2030 and reduce our scope 3 emissions by 30% relative to a 2020 baseline. Our previously announced goal to achieve net zero scope 1 and 2 GHG emissions from global operations by 2050 remains unchanged.

Certain GHG emissions reduction initiatives planned for implementation by 2030 are expected to begin in the near-term as we plan to leverage existing asset turnaround schedules for our largest sites. In 2024, our Wesseling site in Germany is planning implementation of process heat recovery projects, electrification of a large process turbine and optimization of steam demand, including phasing out the use of coal, reducing scope 1 emissions by 150 thousand metric tons annually when compared to the average for 2019 and 2020. In 2025, we plan to optimize heat equipment at our Channelview site in Texas through advanced digitization, efficiency improvements and fuel management.

We also aim to secure at least 50% of our global electricity from renewable sources by 2030. As of December 2023, we have executed power purchase agreements achieving almost 90% of our 2030 target. These agreements will generate an estimated 3.7 million megawatt hours of renewable electricity annually and reduce our scope 2 emissions by more than 1.3 million metric tons of carbon emissions.

Our plans to close the Houston refinery no later than the end of the first quarter 2025 is expected to reduce our scope 1 and scope 2 GHG emissions by more than 3 million metric tons annually and scope 3 emissions by approximately 40 million metric tons annually. We are evaluating multiple options to transform the site for future growth, including recycled and renewable-based feedstocks and green and blue hydrogen.

As we progress in our efforts to achieve our goal to produce and market at least two million metric tons of recycled and renewable based products, the corresponding increases in recycling rates will positively impact scope 3 emissions. We expect the emissions reductions from accomplishing this goal to be incremental to plans we currently have to reduce our scope 3 emissions by 30% by 2030. We estimate approximately 1 million metric tons of scope 3 reductions from achieving our circularity ambition.

Our ambition to achieve net zero by 2050 will need to be enabled by the development and deployment of new technology, including those related to cracker electrification, the use of hydrogen, carbon capture and storage, carbon utilization and other technologies, across our manufacturing footprint.

Advancing a Thriving Society—By working to advance a thriving society, we make a positive impact far beyond our company and create long-term value for our stakeholders. We are creating solutions for everyday sustainable living, working to ensure the safety and well-being of our colleagues by holding ourselves to the highest standards, embracing different backgrounds and perspectives, promoting equity and respect among our global colleagues and in our communities, and aligning our suppliers' values with our own.

Capital Budget—We estimate capital spending to support our sustainability goals will represent approximately 20% of our total capital expenditures over the next two years. We also anticipate incurring costs for environmental compliance, including compliance with potential legislation and potential regulation related to climate change in subsequent periods.

Human Capital

Our success as a company is tied to the passion, knowledge and talent of our global team. To achieve our purpose of creating solutions for everyday sustainable living, we must attract top performers and equip them with the tools needed to continuously grow and leverage their potential. Key areas of focus for 2023 include Stepping up Performance and Culture, Diversity, Equity and Inclusion ("DEI") and Global Talent Development.

Stepping up Performance and Culture—In 2023, we introduced a new long-term strategy and began the transformation of our company culture, including shifting to a more comprehensive view of value creation and customer centricity. Our culture emphasizes the role we seek to play in the world, what we uniquely deliver, and how we behave.

Diversity, Equity, Inclusion—DEI remained a key focus area in 2023. Our efforts reflect a holistic, multi-year strategy to improve representation, ensure fairness, and increase visibility and accountability to leadership.

Demographics—As of December 31, 2023 we had approximately 20 thousand employees. Our employee demographics, excluding temporary employees, consisted of:


Global Employee Gender Representation
Women 20%
Men 80%
Employees by Geographic Region
U.S. & Canada 43%
Latin America 5%
EMEA 43%
Asia Pacific 9%
U.S. Employee Ethnicity Representation
U.S. URP 35%
U.S. Non URP 65%

U.S. Underrepresented population ("URP") is based on reporting for the U.S. Equal Employment Opportunity Commission and includes employees who self-identify as Hispanic or Latino, Black or African American, Asian or Pacific Islander, Indian, Alaskan Native, Native Hawaiian or two or more races. Employees who self-identify as White or Caucasian are considered U.S. Non-Underrepresented.

Diversity (Representation)— In 2022, we set five-year aspirational goals to increase the number of female senior leaders globally to at least 33% and the number of underrepresented senior leaders in the U.S. to 29%, a 50% increase in both groups relative to 2022. By 2032, we have committed to achieving gender parity in senior leadership globally and URP parity in U.S. senior leadership. These ambitious goals demonstrate our commitment to having a diverse group of leaders.

In 2023, women represented 25% of global senior leadership roles, an increase from 22% in 2022. The increase in representation is the result of increased external hiring and improved attrition. In the U.S., 19% of senior leaders were from underrepresented groups. For URP, hiring, promotions, and attrition all improved. Job growth in the U.S. senior leader population, however, resulted in flat overall representation when compared to 2022.

Equity (Fairness)—Our efforts on equity are focused on ensuring that our systems and processes are fair to all employees. Our goal in this area is for all employees to believe they are being treated fairly. In 2023, we completed a pay equity review and performance analysis that involved approximately 13,500 employees, comparing pay for like jobs and focusing on base pay for gender (globally) and ethnicity (U.S. only). Consistent with 2022 findings, the review reflected that pay is generally administered fairly. In 2023, our analysis led to a pay review for approximately 380 employees. Ultimately, after additional review, we adjusted the base salary of approximately 50 employees, half of whom are female and/or underrepresented.

Inclusion (Belonging)—Like equity, we desire a culture where all of our employees feel they are included and belong. To drive change, we introduced new competencies, including one dedicated to promoting inclusion. We focus our inclusion efforts on learning and education, outreach, and our six global employee networks. In 2023, we achieved 18% participation, an increase from 15% in 2022. Network programming is strongly tied to career development and business and community impact. Our engagement survey indicates that participants in our employee networks are 20% more engaged than employees who are not members of a network.

Code of Conduct and Human Rights Policy—Our Code of Conduct establishes our expectations on topics such as respect in the workplace, anti-corruption, conflicts of interest, trade compliance, anti-trust and competition law, insider trading, sanctions, misconduct and political donations. It is available in seventeen languages on our company website. New employees are trained on the Code of Conduct, and all employees receive annual refresher training. We also have a human rights policy that establishes our standards for workforce health and safety; prevention of discrimination, harassment and retaliation; diversity and inclusion; workplace security; working conditions and fair wages; freedom of association; freely chosen employment; and child labor protections.

*Global Talent Development and Engagement—*We provide opportunities for growth through training and other development programs. In 2023, we expanded our LYB University, which includes formal learning and development resources to empower our employees to grow their capabilities. Through our leadership development framework, we had approximately 400 leaders participate in a structured leadership development program tailored to different stages in their career.

Safety, Employee Health and Well-Being—We are committed to providing a safe workplace, free from recognized hazards, and we comply with all applicable health and safety laws and recognized standards to achieve a goal of zero incidents, zero injuries and zero accidents. We cultivate a GoalZERO mindset with clear standards, regular communication, training, and targeted campaigns and events, including our annual Global Safety Day.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Our executive officers as of February 22, 2024 were as follows:

Name and Age	**Significant Experience**
Peter Vanacker, 57	Chief Executive Officer since May 2022.
	President, Chief Executive Officer and Chair of the Executive Committee of Neste Corporation, a renewable products company From September 2018 to May 2022.
	Chief Executive Officer and Managing Director of the CABB Group, a global supplier of fine and specialty chemicals from April 2015 to August 2018.
Tracey Campbell, 57	Executive Vice President, Sustainability and Corporate Affairs since October 2022.
	Vice President, Public Affairs from November 2020 to September 2022.
	Director, Polyolefins Asia Pacific from July 2018 to October 2020.
	Director, North America Feedstock Supply from April 2015 to June 2018.
Trisha Conley, 51	Executive Vice President, People and Culture since February 2023.
	Senior Vice President, People Development of Renewable Energy Group, a renewable energy company, from August 2020 to January 2023.
	Vice President of Human Resources, Fuels North America and Head of Country (United States) for Downstream Human Resources at BP, a global energy provider, from July 2015 to July 2020.
Kim Foley, 57	Executive Vice President, Intermediates and Derivatives and Refining since October 2022.
	Senior Vice President, HSE, Global Engineering and Turnarounds from August 2020 to September 2022.
	Vice President, Health, Safety and Environment from October 2019 to July 2020.
	Site Manager at Channelview from May 2017 to October 2019.
Dale Friedrichs, 60	Executive Vice President, Operational Excellence and HSE since October 2022.
	Interim Executive Vice President, People and Culture from October 2022 to February 2023.
	Senior Vice President, Human Resources and Global Projects from August 2020 to September 2022.
	Vice President, Human Resources from October 2019 to July 2020.
	Vice President, Health, Safety, Environment and Security from February 2017 to October 2019.

Name and Age	Significant Experience
Jeffrey Kaplan, 55	Executive Vice President and General Counsel since October 2022.
	Executive Vice President, Legal & Public Affairs and Chief Legal Officer from March 2015 to September 2022.
Kenneth Lane, 55	Executive Vice President, Olefins & Polyolefins since October 2022.
	Executive Vice President, Global Olefins and Polyolefins from July 2019 to September 2022.
	Interim Chief Executive Officer from January 2022 to May 2022.
	President, Monomers Division at BASF, a German chemical company, from January 2019 to July 2019.
	President, Global Catalysts at BASF from June 2013 to December 2018.
Michael McMurray, 59	Executive Vice President and Chief Financial Officer since November 2019.
	Senior Vice President and Chief Financial Officer at Owens Corning, a global manufacturer of insulation, roofing and fiberglass composites, from August 2012 to November 2019.
Torkel Rhenman, 60	Executive Vice President, Advanced Polymer Solutions since October 2022.
	Executive Vice President, Intermediates & Derivatives, and Refining from August 2020 to September 2022.
	Executive Vice President, Intermediates & Derivatives from July 2019 to July 2020.
	Chief Executive Officer and Director of Lhoist Group, a privately held minerals and mining company, from 2012 to 2017.
James Seward, 56	Executive Vice President and Chief Innovation Officer since October 2022.
	Senior Vice President, Research & Development, Technology and Sustainability from August 2020 to September 2022.
	Senior Vice President, Technology Business, Sustainability, and Olefins & Polyolefins, Europe, Asia and International Joint Venture Management from September 2018 to July 2020.
	Vice President, Joint Ventures and International Marketing from May 2014 to August 2018.

Name and Age	Significant Experience
Yvonne van der Laan, 52 . . .	Executive Vice President, Circular and Low Carbon Solutions since October 2022.
	Senior Director, Global Circularity from May 2022 to September 2022.
	Director, Olefins & Optimizations, Europe from September 2019 to April 2022.
	Vice President, Industry & Bulk Cargo for the Port of Rotterdam, the largest seaport in Europe, from February 2016 to September 2019.

Description of Properties

Our principal manufacturing facilities as of December 31, 2023 are set forth below and are identified by the principal segment or segments using the facility. All of the facilities are wholly owned, except as otherwise noted.

Location	Segment
Americas	
Bayport (Pasadena), Texas[1]	I&D
Bayport (Pasadena), Texas	O&P-Americas
Channelview, Texas	O&P-Americas
Channelview, Texas[1][2]	I&D
Chocolate Bayou, Texas	O&P-Americas
Clinton, Iowa	O&P-Americas
Corpus Christi, Texas	O&P-Americas
Edison, New Jersey	O&P-Americas
Houston, Texas	Refining
La Porte, Texas[3]	O&P-Americas
La Porte, Texas[3]	I&D
Lake Charles, Louisiana	O&P-Americas
Lake Charles, Louisiana[4]	O&P-Americas
Matagorda, Texas	O&P-Americas
Morris, Illinois	O&P-Americas
Victoria, Texas†	O&P-Americas
Europe	
Berre l'Etang, France	O&P-EAI
Botlek, Rotterdam, The Netherlands†	I&D
Brindisi, Italy	O&P-EAI
Carrington, UK†	O&P-EAI
Ferrara, Italy	O&P-EAI
	Technology
Fos-sur-Mer, France†	I&D
Frankfurt, Germany†	O&P-EAI
	Technology
Knapsack, Germany†	O&P-EAI
	APS
Kerpen, Germany	APS
Ludwigshafen, Germany†	Technology
Maasvlakte, The Netherlands[5]†	I&D
Moerdijk, The Netherlands†	O&P-EAI
Münchsmünster, Germany	O&P-EAI
Tarragona, Spain[6]†	O&P-EAI
	APS
Wesseling, Germany	O&P-EAI
Asia-Pacific	
Panjin, China[7]†	O&P-EAI

†   The facility is located on leased land.

(1)   The Bayport PO/TBA plants and the Channelview PO/SM I plant are held by the U.S. PO joint venture between Covestro and Lyondell Chemical Company. These plants are located on land leased by the U.S. PO joint venture.

(2)   Equistar Chemicals, LP operates a polybutadiene unit, which is owned by an unrelated party and is located within the Channelview facility on property leased from Equistar Chemicals, LP.

(3)   The La Porte facilities are on contiguous property.

(4)   The Lake Charles facility is owned by the Louisiana Integrated PolyEthylene JV LLC joint venture and is located on land owned by the joint venture.

(5)   The Maasvlakte plant is owned by the European PO joint venture and is located on land leased by the European PO joint venture.

(6)   The Tarragona PP facility is located on leased land; the compounds facility is located on co-owned land.

(7)   The Panjin facility is owned by the Bora LyondellBasell Petrochemical Co., Ltd. joint venture and is located on land leased by the joint venture.

Other Locations and Properties

We maintain executive offices in London, the United Kingdom; Rotterdam, The Netherlands; Houston, Texas and Hong Kong, China. We maintain research facilities in Lansing, Michigan; Channelview, Texas; Cincinnati, Ohio; Ferrara, Italy and Frankfurt, Germany. Our Asia-Pacific headquarters are in Hong Kong. We also have technical support centers in Bayreuth, Germany; Mumbai, India; and Tarragona, Spain. We have various sales facilities worldwide.

Website Access to SEC Reports

Our Internet website address is *http://www.LyondellBasell.com*. Information contained on our Internet website is not part of this report on Form 10-K.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available on our website, free of charge, as soon as reasonably practicable after such reports are filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC"). Alternatively, these reports may be accessed at the SEC's website at *http://www.sec.gov*.

Item 1A.   Risk Factors.

You should carefully consider the following risk factors in addition to the other information included in this Annual Report on Form 10-K. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

Risks Related to our Business and Industry

The cyclicality and volatility of the industries in which we participate may cause significant fluctuations in our operating results.

Our business operations are subject to the cyclical and volatile nature of the supply-demand balance in the chemical and refining industries. Our future operating results are expected to continue to be affected by this cyclicality and volatility. The chemical and refining industries historically have experienced alternating periods of capacity shortages, causing prices and profit margins to increase, followed by periods of excess capacity, resulting in oversupply, declining capacity utilization rates and declining prices and profit margins.

In addition to changes in the supply and demand for products, changes in energy prices and other worldwide economic conditions can cause volatility. These factors result in significant fluctuations in profits and cash flow from period to period and over business cycles.

New capacity additions around the world may lead to periods of oversupply and lower profitability. The timing and extent of any changes to currently prevailing market conditions are uncertain and supply and demand may be unbalanced at any time. As a consequence, we are unable to accurately predict the extent or duration of future industry cycles or their effect on our business, financial condition or results of operations.

A sustained decrease in the price of crude oil may adversely impact the results of our operations, primarily in North America.

Energy costs generally follow price trends of crude oil and natural gas. These price trends may be highly volatile and cyclical. In the past, raw material and energy costs have experienced significant fluctuations that adversely affected our business segments' results of operations. For example, we have benefited from the favorable ratio of U.S. crude oil prices to natural gas prices in the past. If the price of crude oil remains lower relative to U.S. natural gas prices or if the demand for natural gas and NGLs increases, this may have a negative impact on our results of operations.

Costs and limitations on supply of raw materials and energy may result in increased operating expenses.

The costs of raw materials and energy represent a substantial portion of our operating expenses. Due to the significant competition we face and the commodity nature of many of our products we are not always able to pass on raw material and energy cost increases to our customers. When we do have the ability to pass on the cost increases, we are not always able to do so quickly enough to avoid adverse impacts on our results of operations. For example, during 2022, increases in costs for energy and raw materials, and the related decline in demand for our products, resulted in the reduction of operating rates or delayed restart of operations at several of our sites in Europe.

Cost increases for raw materials, energy, or broad-based price inflation also increase working capital needs, which could reduce our liquidity and cash flow. Even if we are able to increase our sales prices to reflect these increases, demand for products may decrease as consumers and customers reduce their consumption or use substitute products, which may have an adverse impact on our results of operations. In addition, producers in natural gas cost-advantaged regions, such as the Middle East and North America, benefit from the lower prices of natural gas and NGLs. Competition from producers in these regions may cause us to reduce exports from Europe and elsewhere. Any such reductions may increase competition for product sales within Europe and other markets, which can result in lower margins in those regions.

For some of our raw materials and utilities there are a limited number of suppliers and, in some cases, the supplies are specific to the particular geographic region in which a facility is located. It is also common in the chemical and refining industries for a facility to have a sole, dedicated source for its utilities, such as steam, electricity and gas. Having a sole or limited number of suppliers may limit our negotiating power, particularly in the case of rising raw material costs. Any new supply agreements we enter into may not have terms as favorable as those contained in our current supply agreements.

Additionally, there is concern over the reliability of water sources, including around the U.S. Gulf Coast where several of our facilities are located. The decreased availability or less favorable pricing for water as a result of population growth, drought or regulation could negatively impact our operations, including by impacting our ability to produce or transport our products.

If our raw material or utility supplies were disrupted, our businesses would likely incur increased costs to procure alternative supplies or incur excessive downtime, which would have a negative impact on plant operations. Disruptions of supplies may occur as a result of transportation issues resulting from natural disasters, water levels, and interruptions in marine water routes, among other causes, that can affect the operations of vessels, barges, rails, trucks and pipeline traffic. These risks are particularly prevalent in the U.S. Gulf Coast area. Additionally, increasing exports of NGLs and crude oil from the U.S. or greater restrictions on hydraulic fracturing could restrict the availability of our raw materials, thereby increasing our costs.

With increased volatility in raw material costs, our suppliers could impose more onerous terms on us, resulting in shorter payment cycles and increasing our working capital requirements.

Our ability to source raw materials or deliver products may be adversely affected by political instability, civil disturbances or other governmental actions.

We obtain a portion of our principal raw materials from sources in the Middle East and Central and South America that may be less politically stable than other areas in which we conduct business. Political instability, civil disturbances and actions by governments in these areas are more likely to substantially increase the price and decrease the supply of raw materials necessary for our operations or impair our ability to deliver products to customers, which could have a material adverse effect on our results of operations.

Incidents of civil unrest, including terrorist attacks and demonstrations that have been marked by violence, have occurred in a number of countries, including in the Middle East and South America. Some political regimes in these countries are threatened or have changed as a result of such unrest. Political instability and civil unrest could continue to spread in the region and involve other areas. Such unrest, if it continues to spread or grow in intensity, could lead to civil wars, regional conflicts or regime changes resulting in governments that are hostile to countries in which we conduct substantial business, such as in the U.S., Europe or their respective trading partners.

Our business is capital intensive and we rely on cash generated from operations and external financing to fund our growth and ongoing capital needs. Limitations on access to external financing could adversely affect our operating results.

We require significant capital to operate our current business and fund our growth strategy. Moreover, interest payments, dividends, capital requirements of our joint ventures, the expansion of our current business or other business opportunities may require significant amounts of capital. If we need external financing, our access to credit markets and pricing of our capital is dependent upon maintaining sufficient credit ratings from credit rating agencies and the state of the capital markets generally. There can be no assurances that we would be able to incur indebtedness on terms we deem acceptable, and it is possible that the cost of any financings could increase significantly, thereby increasing our expenses and decreasing our net income. If we are unable to generate sufficient cash flow or raise adequate external financing, including as a result of significant disruptions in the global credit markets, we could be forced to restrict our operations and growth opportunities, which could adversely affect our operating results.

We may use our $3,250 million revolving credit facility, which backs our commercial paper program, to meet our cash needs, to the extent available. As of December 31, 2023, we had no borrowings or letters of credit outstanding under the facility and no borrowings outstanding under our commercial paper program, leaving an unused and available credit capacity of $3,250 million. We may also meet our cash needs by selling receivables under our $900 million U.S. Receivables Facility. As of December 31, 2023, we had no borrowing or letters of credit outstanding and availability of $900 million under this facility. In the event of a default under our credit facilities or any of our senior notes, we could be required to immediately repay all outstanding borrowings and make cash deposits as collateral for all obligations the facility supports, which we may not be able to do. Any default under any of our credit arrangements could cause a default under many of our other credit agreements and debt instruments. Without waivers from lenders party to those agreements, any such default could have a material adverse effect on our ability to continue to operate.

Risks Related to our Operations

Our operations are subject to risks inherent in chemical and refining businesses, and we could be subject to liabilities for which we are not fully insured or that are not otherwise mitigated.

We maintain property, business interruption, product, general liability, casualty and other types of insurance that we believe are appropriate for our business and operations as well as in line with industry practices. However, we are not fully insured against all potential hazards incident to our business, including losses resulting from natural disasters or climate-related exposures, wars or terrorist acts. Changes in insurance market conditions have caused, and may in the future cause, premiums and deductibles for certain insurance policies to increase substantially and, in some instances, for certain insurance to become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, we might not be able to finance the amount of the uninsured liability on terms acceptable to us, or at all, and might be obligated to divert a significant portion of our cash flow from normal business operations.

Our business, including our results of operations and reputation, could be adversely affected by safety or product liability issues.

Failure to appropriately manage occupational safety, process safety, product safety, human health, product liability and environmental risks inherent in the chemical and refining businesses and associated with our products, product life cycles and production processes could result in unexpected incidents including releases, fires, or explosions resulting in personal injury, loss of life, environmental damage, loss of revenue, legal liability, and/or operational disruption. Public perception of the risks associated with our products and production processes could impact product acceptance and influence the regulatory environment in which we operate. While we have management systems, procedures and controls to manage these risks, issues could be created by events outside of our control, including natural disasters, severe weather events and acts of sabotage.

Further, because a part of our business involves licensing polyolefin process technology, our licensees are exposed to similar risks involved in the manufacture and marketing of polyolefins. Hazardous incidents involving our licensees, if they do result or are perceived to result from use of our technologies, may harm our reputation, threaten our relationships with other licensees and/or lead to customer attrition and financial losses. Our policy of covering these risks through contractual limitations of liability and indemnities and through insurance may not always be effective. As a result, our financial condition and results of operation would be adversely affected, and other companies with competing technologies may have the opportunity to secure a competitive advantage.

Interruptions of operations at our facilities may result in increased liabilities or lower operating results.

We own and operate large-scale facilities. Our operating results are dependent on the continued operation of our various production facilities and the ability to complete construction and maintenance projects on schedule. Interruptions at our facilities may materially reduce the productivity and profitability of a particular manufacturing facility, or our business as a whole, during and after the period of such operational difficulties. In recent years, we have had to shut down plants on the U.S. Gulf Coast, including the temporary shutdown of a portion of our Houston refinery, as a result of various hurricanes and cold weather events striking Texas and Louisiana. In addition, because the Houston refinery is our only refining operation, an outage at the refinery could have a particularly negative impact on our operating results as we do not have the ability to increase refining production elsewhere.

Our operations are subject to hazards inherent in chemical manufacturing and refining and the related storage and transportation of raw materials, products and wastes. These potential hazards include:

- pipeline leaks and ruptures;
- explosions;
- fires;

- severe weather and natural disasters;

- mechanical failure;

- unscheduled downtimes;

- supplier disruptions;

- labor shortages or other labor difficulties;

- transportation interruptions;

- remediation complications;

- increased restrictions on, or the unavailability of, water for use at our manufacturing sites or for the transport of our products or raw materials;

- chemical and oil spills;

- discharges or releases of toxic or hazardous substances or gases;

- shipment of incorrect or off-specification product to customers;

- storage tank leaks;

- other environmental risks; and

- cyber-attack or other terrorist acts.

Some of these hazards may cause severe damage to or destruction of property and equipment, personal injury, loss of life, environmental damage, legal liability resulting from government action or litigation, loss of revenue, suspension of operations or the shutdown of affected facilities.

Large capital projects can take many years to complete, and market conditions could deteriorate significantly between the project approval date and the project startup date, negatively impacting project returns. If we are unable to complete capital projects at their expected costs and in a timely manner, or if the market conditions assumed in our project economics deteriorate, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Delays or cost increases related to capital spending programs involving engineering, procurement and construction of facilities could materially adversely affect our ability to achieve forecasted internal rates of return and operating results, or impair our ability to meet our sustainability or other targets or goals. For example, higher costs arising from delaying construction of our world-scale PO/TBA plant in Houston including more extensive civil construction and unexpected tariffs on materials, increased our costs and impacted our projected rate of return on the project. Delays in making required changes or upgrades to our facilities could subject us to fines or penalties as well as affect our ability to contract with our customers and supply certain products we produce. Such delays or cost increases may arise as a result of unpredictable factors, many of which are beyond our control, including:

- denial of or delay in receiving requisite regulatory approvals and/or permits;

- unplanned increases in the cost of construction materials or labor;

- disruptions in transportation of components or construction materials;

- adverse weather conditions, natural disasters or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors or suppliers;

- shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages; and

- nonperformance by, or disputes with, vendors, suppliers, contractors or subcontractors.

Any one or more of these factors could have a significant impact on our ongoing capital projects. If we were unable to make up the delays associated with such factors or to recover the related costs, or if market conditions change, it could materially and adversely affect our business, financial condition, results of operations and cash flows.

Shared control or lack of control of joint ventures or equity investments may delay decisions or actions regarding our joint ventures, or adversely affect our financial results.

A portion of our operations are conducted through joint ventures or equity investments, where control may be exercised by or shared with unaffiliated third parties. We cannot control the actions or ownership of these partners, including any nonperformance, default or bankruptcy of the joint venture or its partners. The joint ventures that we do not control may also lack financial reporting systems to provide adequate and timely information for our reporting purposes.

Our joint venture partners may have different interests or goals than we do and may take actions contrary to our requests, policies or objectives. Differences in views among the joint venture participants also may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting the business and operations of the joint ventures and in turn our business and operations. We may develop a dispute with any of our partners over decisions affecting the venture that may result in litigation, arbitration or some other form of dispute resolution. If a joint venture participant acts contrary to our interest, or is unsuccessful in conducting its business, it could harm our brand, business, results of operations and financial condition.

We may be required to record material charges against our earnings due to any number of events including impairments of our assets.

We may be required to reduce production or idle facilities for extended periods of time or exit certain businesses as a result of the cyclical nature of our industry. Specifically, oversupplies of or lack of demand for particular products or high raw material prices may cause us to reduce production. We may choose to reduce production at certain facilities because we have off-take arrangements at other facilities, which make any reductions or idling unavailable at those facilities. For example, during the fourth quarter of 2023, we identified an impairment trigger related to the adverse financial performance of our European PO joint venture which resulted in a non-cash impairment charge of $192 million.

Any decision to permanently close facilities or exit a business may result in impairment and other charges to earnings. For example, in April 2022, the Finance Committee of the Board of Directors of the Company approved a plan to exit the refining business, resulting in the recognition of $334 million and $187 million of expense in 2023 and 2022, respectively.

Temporary outages at our facilities can last for several quarters and sometimes longer. These outages could cause us to incur significant costs, including the expenses of maintaining and restarting these facilities. In addition, we have significant obligations under take-or-pay agreements. Even though we may reduce production at facilities, we may be required to continue to purchase or pay for utilities or raw materials under these arrangements.

Acquisitions or dispositions of assets or businesses could disrupt our business and harm our financial condition and stock price.

We continually evaluate the performance and strategic fit of all of our businesses and evaluate whether our businesses would benefit from acquisitions to enhance growth or dispositions that would align our footprint with our overall business strategy. These transactions pose risks and challenges that could negatively impact our business and financial statements.

Acquisitions involve numerous risks, including meeting our standards for compliance, problems combining the purchased operations, technologies or products, unanticipated costs and liabilities, diversion of management's attention from our core businesses, and potential loss of key employees. There can be no assurance that we will be able to integrate successfully any businesses, products, technologies, or personnel that we might acquire. The integration of businesses that we may acquire is likely to be a complex, time-consuming, and expensive process and we may not realize the anticipated revenues, synergies, or other benefits associated with our acquisitions if we do not manage and operate the acquired business up to our expectations. If we are unable to efficiently operate as a combined organization utilizing common information and communication systems, operating procedures, financial controls, and human resources practices, our business, financial condition, and results of operations may be adversely affected.

Dispositions of assets or businesses involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business, the potential loss of key employees and the retention of uncertain environmental or other contingent liabilities related to the divested business. In addition, they may result in significant asset impairment charges, including those related to goodwill and other intangible assets, which could have a material adverse effect on our financial condition and results of operations. In the event we are unable to successfully divest a business or product line, we may be forced to wind down such business or product line, which could materially and adversely affect our results of operations and financial condition.

We cannot assure you that we will be successful in managing these or any other significant risks that we encounter in acquiring or divesting a business or product line, and any transaction we undertake could materially and adversely affect our business, financial condition, results of operations and cash flows, and may also result in a diversion of management attention, operational difficulties and losses.

Risks related to the Global Economy and Multinational Operations

Economic disruptions and downturns in general, and particularly continued global economic uncertainty or economic turmoil in emerging markets, could have a material adverse effect on our business, prospects, operating results, financial condition and cash flows.

Our results of operations can be materially affected by adverse conditions in the financial markets and depressed economic conditions generally. Economic downturns in the businesses and geographic areas in which we sell our products could substantially reduce demand for our products and result in decreased sales volumes and increased credit risk. Recessionary environments adversely affect our business because demand for our products is reduced, particularly from our customers in industrial markets generally and the automotive and housing industries specifically, and may result in higher costs of capital. A significant portion of our revenues and earnings are derived from our business in Europe. In addition, most of our European transactions and assets, including cash and receivables, are denominated in euros.

We also derive significant revenues from our business in emerging markets, particularly the emerging markets in Asia and South America. Any broad-based downturn in these emerging markets, or in a key market such as China, could require us to reduce export volumes into these markets and could also require us to divert product sales to less profitable markets. Any of these conditions could ultimately harm our overall business, prospects, operating results, financial condition and cash flows.

We sell products in highly competitive global markets and face significant price pressures.

We sell our products in highly competitive global markets. Due to the commodity nature of many of our products, competition in these markets is based primarily on price and, to a lesser extent, on product performance, product quality, product deliverability, reliability of supply and customer service. Often, we are not able to protect our market position for these products by product differentiation and may not be able to pass on cost increases to our customers due to the significant competition in our business.

In addition, we face increased competition from companies that may have greater financial resources and different cost structures or strategic goals than us. These include large integrated oil companies (some of which also have chemical businesses), government-owned businesses, and companies that receive subsidies or other government incentives to produce certain products in a specified geographic region. Continuing competition from these companies, especially in our olefin and refining businesses, could limit our ability to increase product sales prices in response to raw material and other cost increases, or could cause us to reduce product sales prices to compete effectively, which would reduce our profitability. Competitors with different cost structures or strategic goals than we have may be able to invest significant capital into their businesses, including expenditures for research and development. In addition, specialty products we produce may become commoditized over time. Increased competition could result in lower prices or lower sales volumes, which would have a negative impact on our results of operations.

We operate internationally and are subject to exchange rate fluctuations, exchange controls, political risks and other risks relating to international operations.

We operate internationally and are subject to the risks of doing business on a global level. These risks include fluctuations in currency exchange rates, economic instability and disruptions, restrictions on the transfer of funds and the imposition of trade restrictions or duties and tariffs, and complex regulations concerning privacy and data security. Additional risks from our multinational business include transportation delays and interruptions, war, terrorist activities, epidemics, pandemics, political instability, import and export controls, sanctions, changes in governmental policies, labor unrest and current and changing regulatory environments.

We generate revenues from export sales and operations that may be denominated in currencies other than the relevant functional currency. Exchange rates between these currencies and functional currencies in recent years have fluctuated significantly and may do so in the future. It is possible that fluctuations in exchange rates will result in reduced operating results. Additionally, we operate with the objective of having our worldwide cash available in the locations where it is needed, including the United Kingdom for our parent company's significant cash obligations as a result of dividend payments. It is possible that we may not always be able to provide cash to other jurisdictions when needed or that such transfers of cash could be subject to additional taxes, including withholding taxes.

Our operating results could be negatively affected by the laws, rules and regulations, as well as political environments, in the jurisdictions in which we operate. There could be reduced demand for our products, decreases in the prices at which we can sell our products and disruptions of production or other operations. Trade protection measures such as quotas, duties, tariffs, safeguard measures or anti-dumping duties imposed in the countries in which we operate could negatively impact our business. Additionally, there may be substantial capital and other costs to comply with regulations and/or increased security costs or insurance premiums, any of which could reduce our operating results.

We obtain a portion of our principal raw materials from international sources that are subject to these same risks. Our compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject could be challenged. Furthermore, these laws may be modified, the result of which may be to prevent or limit subsidiaries from transferring cash to us.

Furthermore, we are subject to certain existing, and may be subject to possible future, laws that limit or may limit our activities while some of our competitors may not be subject to such laws, which may adversely affect our competitiveness.

Changes in tax laws and regulations could affect our tax rate and our results of operations.

The Company operates in multiple jurisdictions with complex legal and tax regulatory environments and is subject to taxes in the U.S. and non-U.S. jurisdictions. Significant changes to tax laws and regulations in these jurisdictions or their interpretation could have a material impact on our effective income tax rate. Our future effective income tax rates could also fluctuate based on, among other factors, changes in pre-tax income in countries with varying statutory tax rates, changes in valuation allowances, changes in foreign exchange gains/losses, the amount of exempt income, and changes in unrecognized tax benefits associated with uncertain tax positions. Our tax returns are periodically audited or subjected to review by tax authorities, and any adverse result of these examinations could also have an impact on our effective income tax rate and our results of operations. We regularly evaluate the likelihood of an adverse result of an examination, however, there is no assurance as to the ultimate outcome and impact.

Risks Related to Health, Safety, and the Environment

We cannot predict with certainty the extent of future costs under environmental, health and safety and other laws and regulations, and cannot guarantee they will not be material.

We may face liability arising out of the normal course of business, including alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our current or former facilities, or exposure to products or chemicals that we manufacture, handle or own. In addition, because our products are components of a variety of other end-use products, we, along with other members of the chemical industry, are subject to potential claims related to those end-use products. Any substantial increase in the success of these types of claims could negatively affect our operating results.

We are subject to extensive national, regional, state and local environmental laws, regulations, directives, rules and ordinances concerning pollution, protection of the environment, hazardous materials, health and safety, the security of our facilities, and the safety of our products. We generally expect that these requirements are likely to become more stringent over time. Changes to such laws could result in restrictions on our operations, denial of permits, loss of business opportunities, increased operating costs or additional capital expenditures. We could incur significant costs or operational restrictions due to violations of or liabilities under such laws and regulations in the form of fines, penalties, and injunctive relief. Any substantial liability under such laws could have a material adverse effect on our financial condition, results of operations and cash flows. Additionally, we are required to have permits for our businesses and are subject to licensing regulations. These permits and licenses are subject to renewal, modification and in some circumstances, revocation. Further, the permits and licenses are often difficult, time consuming and costly to obtain and could contain conditions that limit our operations.

We may incur substantial costs to comply with climate change legislation and related regulatory initiatives.

There has been a broad range of proposed or promulgated international, national and state laws focusing on greenhouse gas ("GHG") emission reduction and global climate change. These proposed or promulgated laws apply or could apply in countries where we have interests or may have interests in the future. Laws and regulations in this field continue to evolve and, while they are likely to be increasingly widespread and stringent, at this stage it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation. Under the 2015 Paris Agreement, parties to the United Nations Framework Convention on Climate Change agreed to undertake ambitious efforts to reduce GHG emissions and strengthen adaptation to the effects of climate change.

Jurisdictions in which we operate, including, in particular, the European Union (EU), are preparing national legislation and protection plans to implement their emission reduction commitments under the Paris Agreement. In June 2021, the European Climate Law set legally binding targets of net zero GHG emissions by 2050, and a 55% reduction in GHG emissions by 2030. Throughout 2023, a series of legislative reforms arising out of the EU's 'Fit for 55' package of proposals have been adopted and are in the process of being implemented, including reforms to the EU Emissions Trading System (ETS), and the introduction of a Carbon Border Adjustment Mechanism. Our operations in Europe participate in the ETS and we meet our obligations through a combination of free and purchased emission allowances. We anticipate that these regulations will result in an accelerated reduction of our free allowances and higher market prices for purchased allowances. These and other future regulations could result in increased costs, additional capital expenditures, and/or restrictions on operations.

In the U.S., addressing climate change is a stated priority of President Biden, and in February 2021, the U.S. recommitted to the Paris Agreement after having withdrawn in August 2017. The U.S. Environmental Protection Agency as well as several state governments have promulgated regulations directed at GHG emissions reductions from certain types of facilities. Additional regulations could be forthcoming at the U.S. federal or state level that could result in increased operating costs for compliance, required acquisition or trading of emission allowances, or compliance costs associated with additional regulatory frameworks for a range of potential carbon reduction projects, including carbon capture, use, and sequestration projects. Additionally, demand for the products we produce may be reduced.

Non-Governmental Organizations have been active in filing lawsuits against governments and private parties in various jurisdictions around the world seeking enforcement of existing laws and new requirements to reduce GHG emissions. In one case decided in the Netherlands in May 2021, plaintiffs obtained a ruling ordering Royal Dutch Shell to reduce its Scope 1, 2 and 3 carbon emissions by 45% by 2030. These types of laws, regulations, and litigation results could increase the cost of purchased energy and increase costs of compliance in various locations.

Compliance with climate regulations may result in increased permitting necessary for the operation of our business or for any of our growth plans. Difficulties in obtaining such permits could have an adverse effect on our future growth. In addition, any future potential climate regulations, legislation, or litigation results could impose additional operating restrictions or delays in implementing growth projects or other capital investments, require us to incur increased costs, and could have a material adverse effect on our business and results of operations.

Legislation and regulatory initiatives could lead to a decrease in demand for our products or reputational harm.

New or revised governmental regulations and independent studies relating to the effect of our products on health, safety and the environment may affect demand for our products and the cost of producing our products. Initiatives by governments and private interest groups will potentially result in increased toxicological testing and risk assessments of a wide variety of chemicals, including chemicals used or produced by us. New or revised legislation or regulations could result in additional use restrictions and/or bans of certain chemicals. For example, in the EU, the European Commission as part of its Green Deal published the Chemicals Strategy for Sustainability Towards a Toxic-Free Environment ("CSS"). The CSS sets forth far-reaching plans for introducing significant changes to the EU regulatory frameworks for chemicals including the Regulation on Registration, Evaluation, Authorization and Restriction of Chemicals ("REACH"), and the Classification, Labelling and Packaging Regulation ("CLP") that could result in increased compliance costs, additional restrictions, and/or bans of chemicals used or produced by us. In the U.S., changes to the U.S. Environmental Protection Agency's risk evaluation process under the Toxic Substances Control Act ("TSCA") could also result in additional restrictions and/or bans of chemicals used or produced by us.

Assessments under TSCA, REACH or similar programs or regulations in other state or national jurisdictions may result in heightened concerns about the chemicals we use or produce and may result in additional requirements or bans being placed on the production, handling, labeling or use of those chemicals. Such concerns and additional requirements could also increase the cost incurred by our customers to use our chemical products and otherwise limit the use of these products, which could lead to a decrease in demand for these products. Such a decrease in demand could have an adverse impact on our business and results of operations.

U.S. state and federal regulators, international regulators, investors, consumers and other stakeholders are focused on environmental, social, and governance ("ESG") considerations. ESG disclosure obligations have required and may continue to require us to implement new practices and reporting processes, and have created and will continue to create additional compliance risk. If we are unable to meet our circularity, greenhouse gas reduction, diversity or other goals, or if we are perceived by regulators, customers, stockholders or employees to have not responded appropriately to the growing concern for these issues, our reputation, and therefore our ability to sell our products, could be negatively impacted. If, as a result of their assessment of our ESG performance, certain investors are unsatisfied with our actions or progress, they may reconsider their investment in our shares or debt securities. Providers of debt and equity financing may also consider our sustainability performance and external ESG ratings, which we have limited ability to influence, which could impact our cost of capital and adversely affect our business.

The physical impacts of climate change can negatively impact our facilities and operations.

Potential physical impacts of climate change include increased frequency and severity of hurricanes and floods as well as freezing conditions, tornadoes, and global sea level rise. Although we have preparedness plans in place designed to minimize impacts and enhance safety, should an event occur, it could have the potential to disrupt our supply chain and operations. A number of our facilities are located on the U.S. Gulf Coast, which has been impacted by hurricanes that have required us to temporarily shut down operations at those sites. Our sites rely on rivers and other waterways for transportation that may experience restrictions in times of drought or other unseasonal weather variation. In addition, scarcity of water and drought conditions due to climate change could reduce the availability of fresh water needed to produce our products which could increase our costs of operations.

Increased regulation or deselection of plastic could lead to a decrease in demand growth for some of our products.

There is a growing concern with the accumulation of plastic, plastic additives, and microplastics in the environment, particularly in waterways and oceans. Additionally, plastics have recently faced increased public backlash and scrutiny, as well as governmental investigations and enforcement, and private litigation. Policy measures to address this concern are being discussed or implemented by governments at all levels. For example, on March 2, 2022, the United Nations Environment Assembly adopted a resolution to develop a new international legally binding instrument on plastic pollution with the ambition to complete the negotiations by the end of 2024. The European Union has been undertaking a series of actions under its Circular Economy Action Plan, including adoption of the Single Use Plastics Directive in 2019, which introduced policy measures for single use plastics including bans, product design requirements, extended producer responsibility obligations, and labeling requirements, and a proposal for a Packaging and Packaging Waste Regulation to replace the Packaging and Packaging Waste Directive. In addition, a host of single-use plastic bans and taxes have been passed by countries around the world and states and municipalities throughout the U.S. Consumer deselection, increased regulation of, or prohibition on, the manufacturing or use of plastic or plastic products could limit the use of these products or increase the costs incurred by our customers to use such products, and could lead to a decrease in demand for PE, PP, and other products we make. Such a decrease in demand could adversely affect our business, operating results, and financial condition.

Failure to effectively and timely achieve our GHG emissions reduction goals could damage our reputation and have an adverse effect on the demand for our products.

We have set GHG emissions reduction targets for 2030, and aim to achieve net zero scope 1 and 2 GHG emissions by 2050. Our ability to achieve these goals depends on many factors, including the availability of technology, our ability to secure permits and emissions credits, evolving regulatory requirements, competitor actions, customer preferences, and our ability to reduce emissions from our operations through modernization and innovation, reduce the emissions intensity of the electricity we buy, and invest in renewables and low carbon energy. We may also not timely adapt to changes or methods in carbon pricing that could increase our costs and reduce our competitiveness. The cost associated with our GHG emissions reduction goals could be significant. Failure to achieve our emissions targets could result in reputational harm, enforcement or litigation, changing investor sentiment regarding investment in LyondellBasell or a negative impact on access to and cost of capital. In addition, if customers increasingly set their own scope 3 GHG emissions reduction targets, this could lead to a decrease in demand for our products.

Failure to achieve our circularity goals could have an adverse effect on the demand for our products.

In September 2020, we announced a circularity goal of producing and marketing at least two million metric tons of recycled and renewable-based polymers annually by 2030. Many of our customers also have goals to increase the recycled and renewable content in their own products and packaging. Our ability to achieve this goal depends on many factors, including the availability of collection and sortation infrastructure, evolving regulations on chemical recycling and recycled content, our ability to grow our circular and low carbon solutions business established in 2022, make investments in new technologies, expand the global footprint of our recycling facilities and joint ventures, secure access to feedstock, and manufacture recycled and low carbon products at commercial scale.

General Risk Factors

Increased IT and cybersecurity threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, data, products, facilities and services.

Increased global information cybersecurity threats and more sophisticated, targeted computer crime pose a risk to the confidentiality, availability and integrity of our data, operations and infrastructure. While we attempt to mitigate these risks by employing a number of measures, including security measures, employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems, our employees, systems, networks, products, facilities and services remain potentially vulnerable to ransomware or sophisticated espionage. Depending on their nature and scope, such threats could potentially lead to the compromise of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness and results of operations.

Many of our businesses depend on our intellectual property. Our future success will depend in part on our ability to develop new technologies and protect our intellectual property rights, and our inability to do so could reduce our ability to maintain our competitiveness and margins.

We have a significant worldwide patent portfolio of issued and pending patents and our future results could be impacted by our ability to successfully develop and protect new processes and technologies. Our patents and patent applications, together with proprietary technical know-how, are significant to our competitive position, particularly with regard to PO, intermediate chemicals, polyolefins, licensing and catalysts. We rely on the patent, copyright and trade secret laws of the countries in which we operate to protect our investment in research and development, manufacturing and marketing. We operate plants, sell catalysts and products, participate in joint ventures, and license our process technology in many foreign jurisdictions, including those having heightened risks for intellectual property. In some of these instances, we must disclose at least a portion of our technology to third parties or regulatory bodies. In these cases, we rely primarily on contracts and trade secret laws to protect the associated trade secrets. However, we may be unable to prevent third parties from using our intellectual property without authorization. Proceedings to protect these rights could be costly, and we may not prevail.

The failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how could result in significantly lower revenues, reduced profit margins and cash flows and/or loss of market share. We also may be subject to claims that our technology, patents or other intellectual property infringes on a third party's intellectual property rights. Unfavorable resolution of these claims could result in restrictions on our ability to deliver the related service or in a settlement that could be material to us.

Adverse results of legal proceedings could materially adversely affect us.

We are subject to and may in the future be subject to a variety of legal proceedings and claims that arise out of the ordinary conduct of our business. Results of legal proceedings cannot be predicted with certainty. Irrespective of its merits, litigation may be both lengthy and disruptive to our operations and may cause significant expenditure and diversion of management attention. We may be faced with significant monetary damages or injunctive relief against us that could have an adverse impact on our business and results of operations should we fail to prevail in certain matters.

If we lose key employees or are unable to attract and retain the employees we need, our business and operating results could be adversely affected.

Our success depends on our ability to attract and retain key personnel, and we rely heavily on our management team. The inability to recruit and retain key personnel or the unexpected loss of key personnel may adversely affect our operations. In addition, because of the reliance on our management team, our future success depends in part on our ability to identify and develop talent to succeed senior management. The retention of key personnel and appropriate senior management succession planning will continue to be critically important to the successful implementation of our strategies.

There is substantial and continuous competition for diverse, talented engineering, manufacturing, and operations employees. We may not be successful in attracting and retaining such personnel, and we may experience increased compensation and training costs that may not be offset by either improved productivity or higher sales. We have from time to time experienced, and we may continue to experience, difficulty in hiring and retaining employees with appropriate qualifications, and may not be able to fill positions in desired geographic areas or at all.

Significant changes in pension fund investment performance or assumptions relating to pension costs may adversely affect the valuation of pension obligations, the funded status of pension plans, and our pension cost.

Our pension cost is materially affected by the discount rates used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rates of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets may result in corresponding increases and decreases in the value of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Any changes in key actuarial assumptions, such as the discount rate or mortality rate, would impact the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net periodic pension cost in the following fiscal years.

Many of our current pension plans have projected benefit obligations that exceed the fair value of the plan assets. As of December 31, 2023, the aggregate deficit was $853 million. Any declines in the fair values of the pension plans' assets could require additional payments by us in order to maintain specified funding levels.

Our pension plans are subject to legislative and regulatory requirements of applicable jurisdictions, which could include, under certain circumstances, local governmental authority to terminate the plan.

See Note 15 to the Consolidated Financial Statements for additional information regarding pensions and other post-retirement benefits.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity.

We recognize sophisticated global cybersecurity threats and targeted computer crimes pose a continuously evolving risk to the confidentiality, availability, and integrity of our data, operations and infrastructure. We have implemented comprehensive practices to minimize these risks. Our cybersecurity program is certified to the International Organization for Standardization ISO 27001, a standard for information security management, which covers key areas of management, technical and physical controls, legal, compliance and business continuity management.

Our management utilizes a systematic approach to evaluating and determining risk tolerance and prioritizes the safeguarding of our digital assets. The Vice President of Cybersecurity leads our cybersecurity program and reports to the Executive Vice President and Chief Innovation Officer, who serves on the Executive Committee and reports to the CEO. The Vice President of Cybersecurity has a Master of Science degree in Cybersecurity Operations, is certified as an information security professional with the International Information System Security Certification Consortium (ISC2) and International Association of Privacy Professionals, and has over thirty years of leadership experience in technology, systems architecture, and cybersecurity.

Cybersecurity events are continuously monitored by global security operations centers staffed in the United States, European Union, and Asia Pacific regions with events and incidents being managed based upon the MITRE ATT&CK framework, a system for classifying and describing cyber attacks and intrusions. Management provides guidance and is informed of cybersecurity events through a committee with cross-functional representation of executive leadership. The committee meets at least quarterly for activities such as determining policy, reviewing active risks, assessing impact of emerging threats or regulatory changes, and monitoring active incidents. This committee also receives escalated alerts within 24-hours of confirmed cybersecurity events, and will determine the severity of the incident, engage with crisis management as necessary, and disseminate that information internally as appropriate and warranted.

Third-party service providers must meet baseline security requirements before they connect to our systems or manage sensitive information. They are evaluated based on risk, which is based on financial, operational, legal/ regulatory, capacity, cybersecurity posture, and reputational impact. Additionally, high risk third-party service providers are continuously monitored for security health and active threats.

We recognize the risk posed by global cybersecurity threats, and our Board is regularly updated on emerging risks and maintains oversight of our cybersecurity program implemented to address them. In 2023, the Board conducted its annual comprehensive review of specific cybersecurity and process control topics at its September meeting. Cybersecurity risk evaluation is integrated into our enterprise risk management processes and is presented to management and the board as a part of that process.

While management is responsible for assessing and managing our day-to-day risks and control systems, the Audit Committee of the Board oversees our information technology and cybersecurity risks. The Committee conducts a comprehensive review of cybersecurity topics and reviews our programs and practices with management at least annually, and receives management's report on our cybersecurity dashboard, which summarizes key security metrics and activities, at each quarterly Committee meeting.

To further advance cybersecurity awareness, we are developing solutions to mitigate the impact of third-party fraudulent cyber activity, including public facing portals for potential and current partners with capability to report suspected phishing.

Our cybersecurity program includes, but is not limited to:

- annual cybersecurity education for all company computer users on relevant policies and standards, best practices at work and at home;

- communication processes including how to identify, respond, and report threats or potential vulnerabilities;

- protective software installed and configured on Company systems and mobile devices, updated and patched on a regular basis, to provide the highest level of protection against malicious threats;

- an established program based on the MITRE ATT&CK framework for dealing with ransomware and other cybersecurity incidents;

- regular technical risk assessments of our network, applications and manufacturing facilities, using a combination of trusted suppliers and a dedicated, objective team;

- penetration, discovery and vulnerability assessments conducted daily;

- mobile threat protection mechanisms and policies;

- business continuity plans that are well documented and tested regularly; disaster recovery plans that are also well documented and tested at least annually; and

- coverage for non-damage business interruption or liability for data breaches as a part of the Company's combined insurance programs.

In addition, in 2023, management conducted ransomware simulation exercises and engaged outside consultants to perform external perimeter penetration testing.

While we attempt to mitigate cybersecurity risks by employing a number of measures, as described above, our employees, systems, networks, products, facilities and services remain potentially vulnerable to ransomware or sophisticated espionage. Depending on their nature and scope, such threats could potentially lead to the compromise of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness and results of operations or financial condition. No risks from cybersecurity threats, including those resulting from any previous cybersecurity incidents, have materially affected, or are reasonably likely to materially affect, the Company, including its business strategy, results of operations or financial condition.

Item 3.   Legal Proceedings.

Environmental Matters

From time to time, we and our joint ventures receive notices or inquiries from government entities regarding alleged violations of environmental laws and regulations pertaining to, among other things, the disposal, emission and storage of chemical and petroleum substances, including hazardous wastes. U.S. Securities and Exchange Commission rules require disclosure of certain environmental matters when a governmental authority is a party to the proceedings and the proceedings involve potential monetary sanctions that we reasonably believe could exceed $300,000. The matters below are disclosed solely pursuant to that requirement and we do not believe that any of these proceedings will have a material impact on the Company's Consolidated Financial Statements.

In April 2022, the State of Texas filed suit against Equistar Chemicals, LP, in Travis County District Court seeking civil penalties and injunctive relief for alleged violations of the Texas Clean Air Act related to multiple emissions events at Equistar's Bayport Plant. In October 2023, we came to an agreement with the State to resolve the matter for $1.5 million. The court entered the final judgment in January 2024, and we have paid the penalty amount.

Litigation and Other Matters

Information regarding our litigation and other legal proceedings can be found in Note 18 to the Consolidated Financial Statements.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5.   **Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.**

Market and Dividend Information

Our shares were listed on the New York Stock Exchange ("NYSE") on October 14, 2010 under the symbol "LYB."

The payment of dividends or distributions in the future will be subject to the requirements of Dutch law and the discretion of our Board of Directors. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will depend upon general business conditions, our financial condition, our earnings and cash flow, our capital requirements, financial covenants and other contractual restrictions on the payment of dividends or distributions.

We intend to continue to declare and pay quarterly dividends, with the goal of increasing the dividend over time, after giving consideration to our cash balances and expected results from operations. However, there can be no assurance that any dividends or distributions will be declared or paid in the future.

Holders

As of February 20, 2024, there were approximately 5,000 record holders of our shares, including Cede & Co. as nominee of the Depository Trust Company.

Equity Compensation Plan

See Part III, Item 11. Executive Compensation for information relating to the Company's equity compensation plans.

United Kingdom Tax Considerations

As a result of its United Kingdom tax residency, dividend distributions by LyondellBasell Industries N.V. to its shareholders are not subject to withholding tax, as the United Kingdom currently does not levy a withholding tax on dividend distributions.

Performance Graph

The performance graph and the information contained in this section is not "soliciting material," is being furnished, not filed, with the SEC and is not to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

The graph below shows the relative investment performance of LyondellBasell Industries N.V. shares, the S&P 500 Index and the S&P 500 Chemicals Index since December 31, 2018. The graph assumes that $100 was invested on December 31, 2018 and any dividends paid were reinvested at the date of payment. The graph is presented pursuant to SEC rules and is not meant to be an indication of our future performance.



Comparison of Cumulative Five Year Total Return

	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
LyondellBasell Industries N.V.	$100.00	$119.41	$122.56	$128.77	$127.51	$153.91
S&P 500 Index	$100.00	$131.49	$155.68	$200.37	$164.08	$207.21
S&P 500 Chemicals Index	$100.00	$122.01	$144.03	$181.35	$160.92	$178.69

Issuer Purchases of Equity Securities

On May 19, 2023, our shareholders approved a proposal to authorize us to repurchase up to 34.0 million ordinary shares, through November 19, 2024, which superseded any prior repurchase authorizations. The maximum number of shares that may yet be purchased is not necessarily an indication of the number of shares that will ultimately be purchased.

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

GENERAL

This discussion should be read in conjunction with the information contained in our Consolidated Financial Statements, and the accompanying notes elsewhere in this report. Unless otherwise indicated, the "Company," "we," "us," "our" or similar words are used to refer to LyondellBasell Industries N.V. together with its consolidated subsidiaries ("LyondellBasell N.V.").

Effective January 1, 2023, our *Catalloy* and polybutene-1 businesses were moved from the Advanced Polymer Solutions ("APS") segment and reintegrated into the Olefins and Polyolefins-Americas ("O&P-Americas") and Olefins and Polyolefins-Europe, Asia, International ("O&P-EAI") segments. This move allows the APS team to focus on our compounding and solutions business, and to develop a more agile operating model with meaningful regional and segment growth strategies. The segment information provided herein has been revised for all periods presented to reflect these changes.

The discussion summarizing the significant factors affecting the results of operations and financial condition for the year ended December 31, 2021 and for the year ended December 31, 2022 compared to 2021 has been excluded from this Form 10-K and can be found in the update to Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2022 as reported in Exhibit 99.1 to the Current Report on form 8-K of the Company filed with the Securities and Exchange Commission on May 12, 2023 and is incorporated herein by reference.

OVERVIEW

Throughout 2023, petrochemical markets faced headwinds from soft global demand, capacity additions and economic uncertainty. Markets were broadly pressured by weak demand for durable goods which impacted margins in the O&P-Americas, O&P-EAI, Intermediates & Derivatives ("I&D") and APS segments. Refining results declined primarily as a result of lower demand for diesel and other distillates, compared to the prior year. In contrast, oxyfuels margins benefited from tight supply and strong summertime gasoline crack spreads.

During 2023, we recognized non-cash impairment charges of $518 million, primarily consisting of a goodwill impairment charge of $252 million in our APS segment and an impairment charge of $192 million related to our European PO joint venture recognized in our I&D segment.

In the first quarter of 2023, we started up the world's largest propylene oxide (PO) and tertiary butyl alcohol (TBA) unit in Texas. These new assets on the U.S. Gulf Coast have an annual capacity of 470 thousand metric tons of PO and one million metric tons of TBA and its derivatives.

In May 2023, we issued our inaugural $500 million green bond. Proceeds from the bond are being used to finance or refinance, in whole or in part, new or existing eligible green projects in the areas of circular economy, renewable energy, pollution prevention and control, and energy efficiency.

During 2023, we generated $4.9 billion in cash from operating activities. We remain committed to a disciplined approach to capital allocation. Additionally, approximately $1.5 billion was reinvested in the business through capital expenditures while $1.8 billion was returned to shareholders through quarterly dividends and share repurchases.

Results of operations for the periods discussed are presented in the table below.

Millions of dollars		Year Ended December 31,		
		2023		2022
Sales and other operating revenues	$	41,107	$	50,451
Cost of sales		35,849		43,847
Impairments		518		69
Selling, general and administrative expenses		1,557		1,310
Research and development expenses		130		124
Operating income		3,053		5,101
Interest expense		(477)		(287)
Interest income		129		29
Other expense, net		(58)		(72)
(Loss) income from equity investments		(20)		5
Income from continuing operations before income taxes		2,627		4,776
Provision for income taxes		501		882
Income from continuing operations		2,126		3,894
Loss from discontinued operations, net of tax		(5)		(5)
Net income		2,121		3,889
Other comprehensive income (loss), net of tax –				
Financial derivatives		(80)		208
Defined benefit pension and other postretirement benefit plans		(97)		346
Foreign currency translations		73		(123)
Total other comprehensive (loss) income, net of tax		(104)		431
Comprehensive income	$	2,017	$	4,320

RESULTS OF OPERATIONS

Revenues—Revenues decreased by $9,344 million, or 19%, in 2023 compared to 2022. Average sales prices in 2023 were lower for many of our products, as sales prices generally correlate with crude oil prices, which decreased relative to 2022. These lower prices led to a 21% decrease in revenue. Volume improvements resulted in a 1% increase in revenue, primarily driven by increased I&D sales volumes. Favorable foreign exchange impacts resulted in a 1% increase in revenue.

Cost of Sales—Cost of sales decreased by $7,998 million, or 18%, in 2023 compared to 2022. This decrease primarily related to lower feedstock and energy costs. Fluctuations in our cost of sales are generally driven by changes in feedstock and energy costs. On an annual basis, feedstock and energy related costs generally represent approximately 70% to 80% of cost of sales. Other variable costs account for approximately 10% of cost of sales and fixed operating costs, consisting primarily of expenses associated with employee compensation, depreciation and amortization, and maintenance, account for the remainder.

Impairments—During 2023, we recognized non-cash impairment charges of $518 million, primarily consisting of a goodwill impairment charge of $252 million in our APS segment and an impairment charge of $192 million related to our European PO joint venture recognized in our I&D segment. During 2022 we recognized a non-cash impairment of $69 million related to the sale of our Australian polypropylene manufacturing facility. See Notes 8, 9 and 21 to the Consolidated Financial Statements for additional information regarding impairment charges.

SG&A Expenses—Selling, general and administrative ("SG&A") expenses increased by $247 million, or 19%, in 2023 compared to 2022. Approximately 60% of this increase was attributable to higher employee-related expenses and the remaining increase was primarily driven by professional fees incurred for strategic projects.

Operating Income—Operating income decreased by $2,048 million, or 40%, in 2023 compared to 2022. In 2023, Operating income decreased for our Refining, O&P-Americas, I&D, APS and O&P-EAI segments by $668 million, $541 million, $342 million, $277 million and $235 million, respectively. Operating income for our Technology segment increased by $3 million in 2023 compared to 2022. Results for each of our business segments are discussed further in the Segment Analysis section below.

Interest Expense—Interest expense increased by $190 million, or 66%, in 2023 compared to 2022. Approximately 55% of this increase was attributable to lower capitalized interest associated with our new PO/TBA plant which started-up in the first quarter of 2023. The remaining increase was primarily due to the impact of our fixed-for-floating interest rate swaps driven by higher interest rates in 2023.

Interest Income—Interest income increased by $100 million, or 345%, in 2023 compared to 2022. Approximately three quarters of the increase was due to higher interest rates in 2023. The remaining increase was driven by higher cash balances during 2023.

Income Taxes—Our effective income tax rates of 19.1% in 2023 and 18.5% in 2022 resulted in tax provisions of $501 million and $882 million, respectively. In 2023, non-deductible impairments, an audit settlement in the second quarter, and fluctuations in uncertain tax positions increased the effective tax rate by 1.1%, 1.4%, and 2.2%, respectively. These increases were partially offset by decreases in the effective tax rate of 2.8% related to changes in pre-tax income in countries with varying statutory tax rates and 1.0% related to a patent box ruling received in the fourth quarter of 2023. For additional information, see Note 17 to the Consolidated Financial Statements.

Comprehensive Income—Comprehensive income decreased by $2,303 million in 2023 compared to 2022, primarily due to a decrease in net income. The activities from the remaining components of Comprehensive income are discussed below.

Financial derivatives designated as cash flow hedges, primarily our forward-starting interest rate swaps, led to a decrease in Comprehensive income of $288 million in 2023 compared to 2022, due to periodic changes in the benchmark interest rates combined with a decrease in notional outstanding.

Defined benefit pension and other postretirement benefit plans led to a decrease in Comprehensive income of $443 million in 2023 compared to 2022, primarily due to actuarial losses resulting from lower-than-expected asset returns combined with the absence of pre-tax pension settlements in 2023.

Foreign currency translations increased Comprehensive income by $196 million in 2023 compared to 2022, primarily due to the weakening of the U.S. dollar relative to the euro and the British pound sterling in 2023, offset by the effective portion of our net investment hedges.

See Notes 14, 15 and 19 to the Consolidated Financial Statements for further discussions.

Segment Analysis

We use earnings from continuing operations before interest, income taxes, and depreciation and amortization ("EBITDA") as our measure of profitability for segment reporting purposes. This measure of segment operating results is used by our chief operating decision maker to assess the performance of, and allocate resources to, our operating segments. Intersegment eliminations and items that are not directly related or allocated to business operations, such as foreign exchange gains (losses) and components of pension and other post-retirement benefit costs other than service cost, are included in "Other." For additional information related to our operating segments, as well as a reconciliation of EBITDA to its nearest generally accepted accounting principles ("GAAP") measure, Income from continuing operations before income taxes, see Note 21 to our Consolidated Financial Statements.

The following table presents the reconciliation of Net Income to EBITDA for each of the periods presented:

	Year Ended December 31,	
Millions of U.S. dollars	**2023**	**2022**
Net income	$ 2,121	$ 3,889
Loss from discontinued operations, net of tax	5	5
Income from continuing operations	2,126	3,894
Provision for income taxes	501	882
Depreciation and amortization	1,534	1,267
Interest expense, net	348	258
EBITDA	$ 4,509	$ 6,301

Our continuing operations are managed through six reportable segments: O&P-Americas, O&P-EAI, I&D, APS, Refining and Technology. Revenues and the components of EBITDA for the periods presented are reflected in the tables below for our reportable segments:

Millions of dollars	Year Ended December 31,			
	2023		2022	
Sales and other operating revenues:				
O&P-Americas	$	11,280	$	14,480
O&P-EAI		10,479		13,455
I&D		11,086		12,950
APS		3,698		4,202
Refining		9,714		11,893
Technology		663		693
Other, including segment eliminations		(5,813)		(7,222)
Total	$	41,107	$	50,451
Operating income (loss):				
O&P-Americas	$	1,665	$	2,206
O&P-EAI		(160)		75
I&D		1,262		1,604
APS		(261)		16
Refining		221		889
Technology		334		331
Other, including segment eliminations		(8)		(20)
Total	$	3,053	$	5,101
Depreciation and amortization:				
O&P-Americas	$	587	$	591
O&P-EAI		207		171
I&D		443		332
APS		98		95
Refining		158		39
Technology		41		39
Total	$	1,534	$	1,267
Income (loss) from equity investments:				
O&P-Americas	$	49	$	98
O&P-EAI		(55)		(68)
I&D		(13)		(25)
APS		(1)		—
Total	$	(20)	$	5

Millions of dollars		Year Ended December 31,		
		2023		**2022**
Other (expense) income, net:				
O&P-Americas	$	2	$	(30)
O&P-EAI		(1)		—
I&D		(13)		(39)
APS		2		4
Refining		—		(7)
Technology		—		(4)
Other, including intersegment eliminations		(48)		4
Total	$	(58)	$	(72)
EBITDA:				
O&P-Americas	$	2,303	$	2,865
O&P-EAI		(9)		178
I&D		1,679		1,872
APS		(162)		115
Refining		379		921
Technology		375		366
Other, including intersegment eliminations		(56)		(16)
Total	$	4,509	$	6,301

Olefins and Polyolefins-Americas Segment

Overview—EBITDA decreased in 2023 relative to 2022 primarily driven by lower polyolefin margins.

In calculating the impact of margin and volume on EBITDA, consistent with industry practice, management offsets revenues and volumes related to ethylene co-products against the cost to produce ethylene. Volume and price impacts of ethylene co-products are reported in margin.

Ethylene Raw Materials—Ethylene and its co-products are produced from two major raw material groups:

- NGLs, principally ethane and propane, the prices of which are generally affected by natural gas prices; and

- crude oil-based liquids ("liquids" or "heavy liquids"), including naphtha, condensates and gas oils, the prices of which are generally related to crude oil prices.

We have flexibility to vary the raw material mix and process conditions in our U.S. olefins plants in order to maximize profitability as market prices fluctuate for both feedstocks and products. Although prices of crude-based liquids and natural gas liquids are generally related to crude oil and natural gas prices, during specific periods the relationships among these materials and benchmarks may vary significantly. Ethane made up approximately 70% of the raw materials used in our North American crackers in 2023 and 2022.

The following table sets forth selected financial information for the O&P-Americas segment including Income from equity investments, which is a component of EBITDA.

Millions of dollars	Year Ended December 31,			
	2023		2022	
Sales and other operating revenues	$	11,280	$	14,480
Income from equity investments		49		98
EBITDA		2,303		2,865

Revenues—Revenues decreased by $3,200 million, or 22%, in 2023 compared to 2022. Lower average sales prices resulted in a 23% decrease in revenue primarily driven by increased market supply and lower demand. Higher volumes due to improved operating rates resulted in a 1% increase in revenue.

EBITDA—EBITDA decreased by $562 million, or 20%, in 2023 compared to 2022. Lower polyolefins results led to a 29% decrease in EBITDA primarily driven by lower margins as a result of lower average sales prices reflecting softer demand and new industry capacity. Higher olefins results contributed to a 7% increase in EBITDA driven equally by increased volumes and higher margins, due to higher operating rates and lower feedstock and energy costs, respectively.

Olefins and Polyolefins-Europe, Asia, International Segment

Overview—EBITDA decreased in 2023 compared to 2022 primarily as a result of lower polyolefin margins partially offset by higher olefins results.

In calculating the impact of margin and volume on EBITDA, consistent with industry practice, management offsets revenues and volumes related to ethylene co-products against the cost to produce ethylene. Volume and price impacts of ethylene co-products are reported in margin.

Ethylene Raw Materials—In Europe, naphtha is the primary raw material for our ethylene production and represents approximately 65% to 70% of the raw materials used in 2023 and 2022.

The following table sets forth selected financial information for the O&P-EAI segment including Loss from equity investments, which is a component of EBITDA.

Millions of dollars	Year Ended December 31,			
	2023		2022	
Sales and other operating revenues	$	10,479	$	13,455
Loss from equity investments		(55)		(68)
EBITDA		(9)		178

Revenues—Revenues decreased by $2,976 million, or 22%, in 2023 compared to 2022. Lower average sales prices resulted in a 23% decrease in revenue as sales prices generally correlate with crude oil prices, which, on average, decreased compared to 2022. Lower volumes resulted in a revenue decrease of 1% primarily due to weak demand. Favorable foreign exchange impacts resulted in a revenue increase of 2%.

EBITDA—EBITDA decreased by $187 million, or 105%, in 2023 compared to 2022. Lower polyolefins results led to a 241% decrease in EBITDA primarily driven by decreased margins due to lower average sales prices reflecting weak demand. Higher olefins results led to an 88% increase in EBITDA driven equally by higher volumes and margins resulting from the absence of planned and unplanned downtime and lower feedstock and energy costs, respectively. In 2022, we recognized a $69 million non-cash impairment charge in conjunction with the sale of our polypropylene manufacturing facility located in Australia. The absence of this charge in 2023 resulted in a 39% increase in EBITDA. See Note 21 to the Consolidated Financial Statements for additional information.

Intermediates and Derivatives Segment

Overview—EBITDA decreased in 2023 compared to 2022, primarily driven by a non-cash impairment charge related to our European PO joint venture recognized in 2023. Segment results were relatively unchanged as improvements in our oxyfuels and related products results were offset by lower margins for propylene oxide and derivatives and intermediate chemicals.

The following table sets forth selected financial information for the I&D segment including Loss from equity investments, which is a component of EBITDA.

	Year Ended December 31,	
Millions of dollars	**2023**	**2022**
Sales and other operating revenues	$ 11,086	$ 12,950
Loss from equity investments	(13)	(25)
EBITDA	1,679	1,872

Revenues—Revenues decreased by $1,864 million, or 14%, in 2023 compared to 2022. Lower average sales prices resulted in a 20% decrease in revenue as a result of lower demand. Sales volumes increased resulting in a 5% increase in revenue primarily due to additional volumes derived from our new PO/TBA facility and strong demand. Favorable foreign exchange impacts resulted in a revenue increase of 1%.

EBITDA—EBITDA decreased $193 million, or 10%, in 2023 compared to 2022. During 2023, we recognized a non-cash impairment charge of $192 million related to our equity investment in the European PO joint venture resulting in a 10% decrease in EBITDA. See Note 9 to the Consolidated Financial Statements for additional information.

Excluding the impact of the impairment discussed above, segment results remained relatively unchanged. Improved oxyfuels and related products results led to an EBITDA increase of 31% primarily driven by increased volumes due to increased capacity related to our PO/TBA facility combined with higher margins due to increased gasoline cracks. This improvement was largely offset by a 20% decrease in EBITDA from propylene oxide and derivatives results as margins decreased due to lower demand for durable goods. Lower intermediate chemicals results led to a 9% decrease in EBITDA driven by lower margins as demand softened.

Advanced Polymer Solutions Segment

Overview—EBITDA decreased in 2023 compared to 2022, primarily due to the recognition of a $252 million non-cash goodwill impairment charge in 2023.

The following table sets forth selected financial information for the APS segment including Loss from equity investments, which is a component of EBITDA.

	Year Ended December 31,	
Millions of dollars	**2023**	**2022**
Sales and other operating revenues	$ 3,698	$ 4,202
Loss from equity investments	(1)	—
EBITDA	(162)	115

Revenues—Revenues decreased in 2023 by $504 million, or 12%, compared to 2022. Average sales price declines resulted in an 11% decrease in revenue as a result of lower demand. Sales volumes declines resulted in a 2% decrease in revenue stemming from lower demand. Favorable foreign exchange impacts resulted in a revenue increase of 1%.

EBITDA—EBITDA decreased in 2023 by $277 million, or 241%, compared to 2022. During 2023, we recognized a non-cash goodwill impairment charge of $252 million after the effect of moving our *Catalloy* and polybutene-1 businesses from our APS segment and reintegrating them into our O&P-Americas and O&P-EAI segments. This impairment charge resulted in a 219% decrease in EBITDA. See Note 8 to the Consolidated Financial Statements for additional information. Lower volumes resulted in a 43% decrease in EBITDA as a result of a decline in demand. During 2023 and 2022, we recognized a LIFO inventory benefit of $8 million and charge of $21 million, respectively, which resulted in a 25% increase in EBITDA.

Refining Segment

Overview—EBITDA decreased in 2023 relative to 2022 primarily due to lower margins.

The following table sets forth selected financial information and heavy crude oil processing rates for the Refining segment and the U.S. refining market margins for the applicable periods. "Brent" is a light sweet crude oil and is one of the main benchmark prices for purchases of oil worldwide. "Maya" is a heavy sour crude oil grade produced in Mexico that is a relevant benchmark for heavy sour crude oils in the U.S. Gulf Coast market. References to industry benchmarks for refining market margins are to industry prices reported by Platts, a division of S&P Global.

	Year Ended December 31,	
Millions of dollars	**2023**	**2022**
Sales and other operating revenues	$ 9,714	$ 11,893
EBITDA	379	921
Thousands of barrels per day		
Heavy crude oil processing rates	237	238
Market margins, dollars per barrel		
Brent - 2-1-1	$ 25.71	$ 33.62
Brent - Maya differential	13.26	11.71
Total Maya 2-1-1	$ 38.97	$ 45.33

Revenues—Revenues decreased by $2,179 million, or 18%, in 2023 compared to 2022. Lower product prices led to a revenue decrease of 19% as the average Brent crude oil price decreased approximately $16.68 per barrel. Sales volumes led to a revenue increase 1% due to higher operating rates at our fluid catalytic cracker and coker units, which yielded more higher-value refined products such as gasoline and distillates.

EBITDA—EBITDA decreased by $542 million or 59%, in 2023 compared to 2022. Lower margins drove a 45% decrease in EBITDA primarily due to a decrease in the Maya 2-1-1 industry crack spread of approximately $6 per barrel as a result of lower demand for diesel and other distillates, compared to the prior year. During 2023 and 2022, we recognized a LIFO inventory charge of $42 million and benefit of $40 million, respectively, which resulted in a 9% decrease in EBITDA.

Technology Segment

Overview—Our Technology segment recognizes revenues related to the sale of polyolefin catalysts and the licensing of chemical and polyolefin process technologies. These revenues are offset in part by the costs incurred in the production of catalysts, licensing and services activities and research and development ("R&D") activities. In 2023 and 2022, our Technology segment incurred approximately 50% to 55% of all R&D costs.

EBITDA was relatively unchanged in 2023 compared to 2022 as higher catalyst margins and favorable foreign exchange impacts were partially offset by a decline in catalyst volumes.

The following table sets forth selected financial information for the Technology segment.

	Year Ended December 31,	
Millions of dollars	**2023**	**2022**
Sales and other operating revenues	$ 663	$ 693
EBITDA	375	366

Revenues—Revenues decreased by $30 million, or 4%, in 2023 compared to 2022. Lower catalyst volumes resulted in an 8% decrease in revenue primarily driven by lower demand. Favorable foreign exchange impact increased revenue by 3%. Higher licensing revenues resulting from more contracts reaching significant milestones drove a 1% increase in revenue.

EBITDA—EBITDA in 2023 increased by $9 million, or 2%, compared to 2022. Higher catalyst margins resulted in a 5% increase in EBITDA. During 2023 and 2022, we recognized a LIFO inventory benefit of $7 million and charge of $13 million, respectively, which resulted in a 5% increase in EBITDA. Lower catalyst volumes resulted in an 11% decrease in EBITDA driven by lower demand. Favorable foreign exchange impacts resulted in an EBITDA increase of 3%.

FINANCIAL CONDITION

Operating, investing and financing activities of continuing operations, which are discussed below, are presented in the following table:

		Year Ended December 31,		
Millions of dollars		**2023**		**2022**
Cash provided by (used in):				
Operating activities	$	4,942	$	6,119
Investing activities		(1,777)		(1,977)
Financing activities		(1,950)		(3,407)

Operating Activities—Cash provided by operating activities of $4,942 million in 2023 primarily reflected earnings adjusted for non-cash items and cash used by the main components of working capital–Accounts receivable, Inventories and Accounts payable.

In 2023, the main components of working capital provided $269 million of cash driven by a decrease in Accounts receivable and an increase in Accounts payable. The decrease in Accounts receivable was primarily due to lower revenues in our O&P-Americas, O&P-EAI and APS segments, primarily driven by lower average sales prices. The increase in Accounts payable was primarily driven by higher feedstock and energy costs in our O&P-Americas segment.

Cash provided by operating activities of $6,119 million in 2022 primarily reflected earnings adjusted for non-cash items and cash provided by the main components of working capital.

In 2022, the main components of working capital provided $450 million of cash driven by a decrease in Accounts receivable, partially offset by a decrease in Accounts payable. The decrease in Accounts receivable was primarily due to lower revenues across most businesses primarily driven by lower average sales prices. The decrease in Accounts payable was driven by lower production volumes as a result of lower operating rates.

Investing Activities—Capital expenditures in 2023 totaled $1,531 million compared to $1,890 million in 2022. Approximately 30% and 50% of our capital expenditures in 2023 and 2022, respectively, was for profit-generating growth projects, largely for our PO/TBA plant, with the remaining expenditures supporting sustaining maintenance. See Note 21 to the Consolidated Financial Statements for additional information regarding capital spending by segment.

In 2023, foreign currency contracts with an aggregate notional value of €750 million expired. Upon settlement of these foreign currency contracts, we paid €750 million ($820 million at the expiry spot rate) to our counterparties and received $903 million from our counterparties.

In 2022, foreign currency contracts with an aggregate notional value of €500 million expired. Upon settlement of these foreign currency contracts, we paid €500 million ($501 million at the expiry spot rate) to our counterparties and received $614 million from our counterparties.

Financing Activities—We made dividend payments totaling $1,610 million and $3,246 million, in 2023 and 2022, respectively. The 2022 dividend payments included a special dividend of $5.20 per share totaling $1,704 million. Additionally, in 2023 and 2022, we made payments of $211 million and $420 million to repurchase outstanding ordinary shares, respectively. For additional information related to our share repurchases and dividend payments, see Note 19 to the Consolidated Financial Statements.

In 2023, we issued $500 million of 5.625% guaranteed notes due 2033. Additionally, we repaid the $425 million remaining of outstanding principal on our 4.0% guaranteed notes due 2023. For details see Note 12 to the Consolidated Financial Statements.

In 2023 and 2022, we made net repayments of $200 million and $4 million, respectively, through the issuance and repurchase of commercial paper instruments under our commercial paper program.

In 2022, we received a return of collateral of $238 million related to the positions held with our counterparties for certain forward-starting interest rate swaps. For additional information related to our swaps contracts, see Note 14 to the Consolidated Financial Statements.

Liquidity and Capital Resources

Overview

We plan to fund our working capital, capital expenditures, debt service, dividends and other cash requirements with our current available liquidity and cash from operations, which could be affected by general economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. Debt repayment, and the purchase of shares under our share repurchase authorization, may be funded from cash and cash equivalents, cash from short-term investments, cash from operating activities, proceeds from the issuance of debt, or a combination thereof.

As part of our overall capital allocation strategy, we plan to provide returns to shareholders in the form of dividends and share repurchases. Barring any significant or unforeseen business challenges, mergers or acquisitions, over the long-term, we are targeting shareholder returns of 70% of free cash flow, defined as net cash provided by operating activities less capital expenditures. We intend to continue to declare and pay quarterly dividends, with the goal of increasing the dividend over time, after giving consideration to our cash balances and expected results from operations. Our focus on funding our dividends while remaining committed to a strong investment grade balance sheet continues to be the foundation of our capital allocation strategy.

Cash and Liquid Investments

As of December 31, 2023, we had Cash and cash equivalents totaling $3,390 million, which includes $1,816 million in jurisdictions outside of the U.S., primarily held within the European Union and the United Kingdom. There are currently no legal or economic restrictions that would materially impede our transfers of cash.

Credit Arrangements

At December 31, 2023, we had total debt, including current maturities, of $11,232 million, and $171 million of outstanding letters of credit, bank guarantees and surety bonds issued under uncommitted credit facilities.

We had total unused availability under our credit facilities of $4,150 million at December 31, 2023, which included the following:

- $3,250 million under our $3,250 million Senior Revolving Credit Facility, which backs our $2,500 million commercial paper program. Availability under this facility is net of outstanding borrowings, outstanding letters of credit provided under the facility and notes issued under our commercial paper program. At December 31, 2023, we had no outstanding borrowings of commercial paper, and no borrowings or letters of credit outstanding under this facility; and

- $900 million under our $900 million U.S. Receivables Facility. Availability under this facility is subject to a borrowing base of eligible receivables, which is reduced by outstanding borrowings and letters of credit, if any. At December 31, 2023 we had no borrowings or letters of credit outstanding under this facility.

At any time and from time to time, we may repay or redeem our outstanding debt, including purchases of our outstanding bonds in the open market, through privately negotiated transactions or a combination thereof, in each case using cash and cash equivalents, cash from our short-term investments, cash from operating activities, proceeds from the issuance of debt or proceeds from asset divestitures. Any repayment or redemption of our debt will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. In connection with such repurchases or redemptions, we may incur cash and non-cash charges, which could be material in the period in which they are incurred.

In accordance with our current interest rate risk management strategy and subject to management's evaluation of market conditions and the availability of favorable interest rates among other factors, we may from time to time enter into interest rate swap agreements to economically convert a portion of our fixed rate debt to variable rate debt or convert a portion of our variable rate debt to fixed rate debt.

Share Repurchases

In May 2023, our shareholders approved a proposal to authorize us to repurchase up to 34.0 million ordinary shares, through November 19, 2024, which superseded any prior repurchase authorizations. Our share repurchase authorization does not have a stated dollar amount, and purchases may be made through open market purchases, private market transactions or other structured transactions. Repurchased shares could be retired or used for general corporate purposes, including for various employee benefit and compensation plans. The maximum number of shares that may yet be purchased is not necessarily an indication of the number of shares that will ultimately be purchased. In 2023, we purchased 2.3 million shares under our share repurchase authorization for $211 million.

As of February 20, 2024, we had approximately 33.1 million shares remaining under the current authorization. The timing and amounts of additional shares repurchased, if any, will be determined based on our evaluation of market conditions and other factors, including any additional authorizations approved by our shareholders. For additional information related to our share repurchase authorizations, see Note 19 to the Consolidated Financial Statements.

Capital Budget

In 2024, we are planning to invest approximately $2.1 billion in capital expenditures. Approximately 60% of the 2024 budget is planned for sustaining maintenance, with the remaining budget supporting profit-generating growth projects. Approximately half of our profit-generating growth project budget, or $400 million, is for projects that support our sustainability goals.

Cash Requirements from Contractual and Other Obligations

As part of our ongoing operations, we enter into contractual arrangements that may require us to make future cash payments under certain circumstances. Our cash requirements related to contractual and other obligations primarily consist of purchase obligations, principal and interest payments on outstanding debt, lease payments, pension and other post-retirement benefits and income taxes. For more information regarding our debt arrangements, lease obligations, pension and other post-retirement benefits and income taxes, see Notes 12, 13, 15 and 17 to the Consolidated Financial Statements, respectively.

We are party to obligations to purchase raw materials, utilities and industrial gases which are designed to ensure sources of supply and are not expected to be in excess of normal requirements. These purchase arrangements include provisions which state minimum purchase quantities; however, in the event we do not take the contractual minimum volumes, we are obligated to compensate the vendor only for any resulting economic losses they suffer. No material fees were paid to vendors for such losses in 2023. Assuming that contractual minimum volumes are purchased at contract prices as of December 31, 2023, these commitments represent approximately 20% of our annual Cost of sales with a weighted average remaining term of 7 years.

We also have purchase obligations under take-or-pay agreements which require us to either buy and take delivery of a minimum quantity of goods or to pay for any shortfall. These arrangements largely relate to product off-take agreements with a joint venture located in Poland. No material shortfall was paid for quantities not taken under these contracts in 2023. When valued using a contract price as of December 31, 2023, these commitments represent approximately 5% of our annual Cost of sales with a weighted average remaining term of 14 years.

CURRENT BUSINESS OUTLOOK

In the first quarter of 2024, seasonally slow demand and economic uncertainty provide headwinds for most businesses. Relatively low ethane raw material costs continue to benefit our O&P-Americas margins while regional demand is showing modest improvement. We expect oxyfuels and refining margins to be within typical winter seasonal ranges. In China, January demand was subdued as buyers managed inventories around the Lunar New Year holidays and growth remained uncertain. Spring and summer seasonal demand improvements are expected across global markets. We are aligning first quarter operating rates with global demand and expect to operate our O&P-Americas assets at 80% and both our O&P-EAI and I&D assets at 75%.

Value Enhancement Program ("VEP")

During 2022, we introduced our VEP, which expands capacity through low-cost debottlenecks and improved reliability, reduces costs and emissions by saving energy and increases margins through improvements in procurement, logistics and customer service. We estimate Net income and recurring annual EBITDA benefits for the VEP based on 2017 through 2019 mid-cycle margins and modest inflation relative to a 2021 baseline year. We believe recurring annual EBITDA is useful to investors because it represents a key measure used by management to assess progress towards our strategy of value creation.

At the end of 2023, we estimated VEP benefits to have a year-end annual run rate of approximately $300 million of Net income which, after adding back income taxes and depreciation and amortization of $75 million and $25 million, respectively, results in approximately $400 million of recurring annual EBITDA, which exceeded our original expectations. We incurred one-time costs of approximately $200 million in 2023 to achieve this milestone.

Given its performance in 2023, we anticipate that our VEP will achieve a 2024 year-end annual run rate of approximately $445 million of Net income, which, after adding back income taxes and depreciation and amortization of approximately $110 million and $45 million, respectively, results in approximately $600 million of recurring annual EBITDA. We estimate incurring one-time costs of $325 million in 2024 to achieve this milestone.

By the end of 2025, the VEP is expected to achieve a 2025 year-end annual run rate of up to $750 million in Net income improvement, which, after adding back income taxes and depreciation and amortization of $185 million and $65 million, respectively, results in up to $1 billion of recurring annual EBITDA.

RELATED PARTY TRANSACTIONS

We have related party transactions with our joint venture partners. We believe that such transactions are effected on terms substantially no more or less favorable than those that would have been agreed upon by unrelated parties on an arm's length basis. See Note 5 to the Consolidated Financial Statements for additional related party disclosures.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management applies those accounting policies that it believes best reflect the underlying business and economic events, consistent with accounting principles generally accepted in the U.S., see Note 2 to the Consolidated Financial Statements. Inherent in such policies are certain key assumptions and estimates made by management and updated periodically based on its latest assessment of the current and projected business and general economic environment.

Management believes the following accounting policies and estimates, and the judgments and uncertainties affecting them, are critical in understanding our reported operating results and financial condition.

Inventories—We account for our raw materials, work-in-progress and finished goods inventories using the last-in, first-out ("LIFO") method of accounting.

The cost of raw materials, which represents a substantial portion of our operating expenses, and energy costs generally follow price trends for crude oil and/or natural gas. Crude oil and natural gas prices are subject to many factors, including changes in economic conditions.

Since our inventory consists of manufactured products derived from crude oil, natural gas, natural gas liquids and correlated materials, as well as the associated feedstocks and intermediate chemicals, our inventory market values are generally influenced by changes in the benchmark of crude oil and heavy liquid values and prices for manufactured finished goods. The degree of influence of a particular benchmark may vary from period to period, as the composition of the dollar value LIFO pools change. An actual valuation of inventory under the LIFO method is performed at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on our estimates of expected inventory levels and costs at the end of the year.

LIFO value is measured at the total pool level. The impact of the measurement of each LIFO pool at the lower of cost or market value ("LCM") is a function of the current market prices and the composition, or product mix, of inventory within the pool at the balance sheet date. Due to the compositions of our LIFO pools, changes in market prices of the materials within the pool from period-to-period do not necessarily correlate with LCM charges. An LCM condition may arise due to a volumetric or price decline in a particular material that had previously provided a positive impact within a pool.

As indicated above, fluctuation in the prices of crude oil, natural gas and correlated products from period to period may result in the recognition of charges to adjust the value of inventory to the lower of cost or market in periods of falling prices and the reversal of those charges in subsequent interim periods, within the same fiscal year, as market prices recover. Accordingly, our cost of sales and results of operations may be affected by such fluctuations.

We do not believe any of our inventory is at risk for impairment at this time, however as prices for our products and raw materials are inherently volatile and therefore no prediction can be given with certainty. Given the inherent volatility in the prices of our finished goods and raw materials, sustained price declines could result in LCM inventory valuation charges.

Long-Lived Assets Impairment Assessment—The need to test for impairment can be based on several indicators, including a significant reduction in prices of or demand for products produced, a weakened outlook for profitability, a significant reduction in margins, an expectation that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life, other changes to contracts or changes in the regulatory environment. If the sum of the undiscounted estimated pre-tax cash flows for an asset group is less than the asset group's carrying value, fair value is calculated for the asset group using an income approach or a market approach when appropriate, and the carrying value is written down to the calculated fair value. For purposes of impairment evaluation, long-lived assets including finite-lived intangible assets must be grouped at the lowest level for which independent cash flows can be identified.

Significant judgment is involved in developing estimates of future cash flows since the results are based on forecasted financial information prepared using significant assumptions which may include, among other things, projected changes in supply and demand fundamentals (including industry-wide capacity, our planned utilization rate and end-user demand), new technological developments, capital expenditures, new competitors with significant raw material or other cost advantages, changes associated with world economies, the cyclical nature of the chemical and refining industries, uncertainties associated with governmental actions and other economic conditions. Such estimates are consistent with those used in our financial planning and business performance reviews.

When an income approach is used to estimate fair value of our long-lived assets, the cash flows are discounted using a rate that is based on a variety of factors, including market and economic conditions, operational risk, regulatory risk and political risk. This discount rate is also compared to recent observable market transactions, if possible.

Equity Method Investments Impairment—Investments in nonconsolidated entities accounted for under the equity method are assessed for impairment when there are indicators of a loss in value, such as a lack of sustained earnings capacity or a current fair value less than the investment's carrying amount. When it is determined such a loss in value is other than temporary, an impairment charge is recognized for the difference between the investment's carrying value and its estimated fair value. When determining whether a decline in value is other than temporary, management considers factors such as the duration and extent of the decline, the investee's financial condition and near-term prospects, and our ability and intention to retain our investment for a period that will be sufficient to allow for any anticipated recovery in the value of the investment. Management's estimate of fair value of an investment is based on the income approach and/or market approach. For the income approach, the fair value is typically based on the present value of expected future cash flows using discount rates believed to be consistent with those used by principal market participants. For the market approach, since quoted market prices are usually not available, we utilize market multiples of revenue and earnings derived from comparable publicly-traded industrial gases companies.

During the fourth quarter of 2023, a trend of adverse financial performance triggered an impairment analysis of our investment in our European PO joint venture. We concluded the asset was impaired and recorded a non-cash impairment charge of $192 million. The fair value of our investment in the joint venture was determined using an income approach which utilized unobservable inputs, which generally consist of market information provided by unrelated third parties. Our fair value estimate was based on significant assumptions including management's best estimates of the expected future cash flows. These estimates required considerable judgment and are sensitive to changes in underlying assumptions such as future commodity prices and PO/SM margins. As a result, there can be no assurance that the estimates and assumptions made for purposes of our impairment determination will prove to be an accurate prediction of the future.

An estimate of the sensitivity to net income resulting from impairment calculations is not practicable, given the numerous assumptions, including pricing, volumes, discount rates, and market information provided by unrelated third parties that can materially affect our estimates. That is, unfavorable adjustments to some of the above listed assumptions may be offset by favorable adjustments in other assumptions.

In response to challenging market conditions in China, during 2023, we assessed our equity method investment in Bora LyondellBasell Petrochemical Co. Ltd. ("BLYB") for impairment and concluded that our $231 million investment in BLYB is not impaired. However, certain circumstances beyond our control could change in the near-term resulting in the need to recognize a non-cash impairment in subsequent periods.

Goodwill—As of December 31, 2023, we had goodwill of $1,647 million, primarily relating to the acquisition of A. Schulman Inc. in 2018 and the tax effect of the differences between the tax and book basis of our assets and liabilities resulting from the revaluation of those assets and liabilities to fair value in connection with the Company's emergence from bankruptcy and fresh-start accounting in 2010.

Effective January 1, 2023, our *Catalloy* and polybutene-1 businesses were moved from our APS segment and reintegrated into our O&P-Americas and O&P-EAI segments. When moved, a portion of the APS reporting unit's goodwill was allocated to the O&P-Americas and O&P-EAI segments based on the fair values of the businesses that were reintegrated relative to the fair value of the APS segment. In the first quarter of 2023, we evaluated goodwill for impairment immediately before and after the transfer of these businesses. Our evaluation resulted in the recognition of a non-cash goodwill impairment of $252 million recognized in our APS segment. See Notes 8 and 21 to the Consolidated Financial Statements.

An estimate of the sensitivity to net income resulting from impairment calculations is not practicable, given the numerous assumptions, including pricing, volumes and discount rates, which could materially affect our estimates. That is, unfavorable adjustments to some of the above listed assumptions may be offset by favorable adjustments in other assumptions.

We evaluate the recoverability of the carrying value of goodwill annually or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill of a reporting unit may not be fully recoverable. We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed for each of the reporting units include, but are not limited to, changes in long-term commodity prices, discount rates, competitive environments, planned capacity, cost factors such as raw material prices, and financial performance of the reporting units. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, a quantitative test is required.

We also have the option to proceed directly to the quantitative impairment test. Under the quantitative impairment test, the fair value of each reporting unit, calculated using a discounted cash flow model, is compared to its carrying value, including goodwill. The discounted cash flow model inherently utilizes a significant number of estimates and assumptions, including operating margins, tax rates, discount rates, capital expenditures and working capital changes. If the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge equal to the excess would be recognized, up to a maximum amount of goodwill allocated to that reporting unit.

In the fourth quarter of 2023, we performed a quantitative impairment assessment for our reporting units within our Advanced Polymer Solutions segment and a qualitative impairment assessment of our other reporting units, which indicated that the fair value of our reporting units was greater than their carrying value including goodwill. Based on this assessment, our historical assessment for impairment and forecasted demand for our products, a quantitative goodwill impairment test in the fourth quarter was not necessary.

During the fourth quarter of 2022, management performed a qualitative impairment assessment of our reporting units, which indicated that it was more likely than not that the fair value of our reporting units was greater than their carrying value including goodwill. Accordingly, a quantitative goodwill impairment test was not required.

Long-Term Employee Benefit Costs—Our costs for long-term employee benefits, particularly pension and other post-retirement medical and life insurance benefits, are incurred over long periods of time, and involve many uncertainties over those periods. The net periodic benefit cost attributable to current periods is based on several assumptions about such future uncertainties and is sensitive to changes in those assumptions. It is management's responsibility, often with the assistance of independent experts, to select assumptions that in its judgment represent its best estimates of the future effects of those uncertainties and to review those assumptions periodically to reflect changes in economic or other factors.

The current benefit service costs, as well as the existing liabilities, for pensions and other post-retirement benefits are measured on a discounted present value basis. The discount rate is a current rate, related to the rate at which the liabilities could be settled. Our assumed discount rate is based on yield information for high-quality corporate bonds with durations comparable to the expected cash settlement of our obligations. For the purpose of measuring the benefit obligations at December 31, 2023, we used a weighted average discount rate of 5.80% for the U.S. plans, which reflects the different terms of the related benefit obligations. The weighted average discount rate used to measure obligations for non-U.S. plans at December 31, 2023, was 4.00%, reflecting market interest rates. The discount rates in effect at December 31, 2023 will be used to measure net periodic benefit cost during 2024.

The benefit obligation and the net periodic benefit cost of other post-retirement medical benefits are also measured based on assumed rates of future increase in the per capita cost of covered health care benefits. As of December 31, 2023, the assumed rate of increase for our U.S. plans was 6.3%, decreasing to 4.5% in 2031 and thereafter.

The net periodic benefit cost of pension benefits included in expense is affected by the expected long-term rate of return on plan assets assumption. Investment returns that are recognized currently in net income represent the expected long-term rate of return on plan assets applied to a market-related value of plan assets, which is defined as the market value of assets. The expected rate of return on plan assets is a longer-term rate and is expected to change less frequently than the current assumed discount rate, reflecting long-term market expectations, rather than current fluctuations in market conditions.

The weighted average expected long-term rate of return on assets in our U.S. plans of 7.25% is based on the average level of earnings that our independent pension investment advisor advised could be expected to be earned over time. The weighted average expected long-term rate of return on assets in our non-U.S. plans of 3.57% is based on expectations and asset allocations that vary by region. The asset allocations are summarized in Note 15 to the Consolidated Financial Statements.

The actual rate of return on plan assets may differ from the expected rate due to the volatility normally experienced in capital markets. Management's goal is to manage the investments over the long term to achieve optimal returns with an acceptable level of risk and volatility.

Net periodic pension cost recognized each year includes the expected asset earnings, rather than the actual earnings or loss. Along with other gains and losses, this unrecognized amount, to the extent it cumulatively exceeds 10% of the greater of the projected benefit obligation or the market related value of the plan assets for the respective plan, is recognized as additional net periodic benefit cost over the average remaining service period of the participants in each plan.

The following table reflects the sensitivity of the benefit obligations and the net periodic benefit costs of our pension plans to changes in the actuarial assumptions:

Millions of dollars	Effects on Benefit Obligations in 2023		Effects on Net Periodic Pension Costs in 2024	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Projected benefit obligations at December 31, 2023	$ 1,155	$ 1,363	$ —	$ —
Projected net periodic pension costs in 2024	—	—	69	54
Discount rate increases by 100 basis points	(95)	(172)	(7)	(6)
Discount rate decreases by 100 basis points	112	200	8	7

The sensitivity of our post-retirement benefit plans obligations and net periodic benefit costs to changes in actuarial assumptions are reflected in the following table:

Millions of dollars	Effects on Benefit Obligations in 2023		Effects on Net Periodic Benefit Costs in 2024	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Projected benefit obligations at December 31, 2023	$ 142	$ 39	$ —	$ —
Projected net periodic benefit costs in 2024	—	—	(1)	2
Discount rate increases by 100 basis points	(10)	(7)	(1)	(1)
Discount rate decreases by 100 basis points	11	7	1	—

Additional information on the key assumptions underlying these benefit costs appears in Note 15 to the Consolidated Financial Statements.

Accruals for Taxes Based on Income—The determination of our provision for income taxes and the calculation of our tax benefits and liabilities is subject to management's estimates and judgments due to the complexity of the tax laws and regulations in the tax jurisdictions in which we operate. Uncertainties exist with respect to interpretation of these complex laws and regulations.

Deferred tax assets and liabilities are determined based on temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

We recognize future tax benefits to the extent that the realization of these benefits is more likely than not. Our current provision for income taxes is impacted by the recognition and release of valuation allowances related to net deferred tax assets in certain jurisdictions. Further changes to these valuation allowances may impact our future provision for income taxes, which will include no tax benefit with respect to losses incurred and no tax expense with respect to income generated in these countries until the respective valuation allowance is eliminated.

We recognize the financial statement benefits with respect to an uncertain income tax position that we have taken or may take on an income tax return when we believe it is more likely than not that the position will be sustained with the tax authorities.

ACCOUNTING AND REPORTING CHANGES

For a discussion of the potential impact of new accounting pronouncements on our Consolidated Financial Statements, see Note 2 to the Consolidated Financial Statements.

Item 7A.   **Quantitative and Qualitative Disclosures About Market Risk.**

See Note 14 to the Consolidated Financial Statements for further discussion of our management of commodity price risk, foreign exchange risk and interest rate risk.

Commodity Price Risk—Prices for our products and raw materials are subject to changes in supply and demand. Natural gas, crude oil, utilities, and refined products, along with feedstocks for ethylene and propylene production, constitute the main commodity exposures. Pricing terms in our raw material contracts are generally indexed to market prices. Changes in market prices for raw materials generally correlate with market prices for our products. In certain sales contracts, we may negotiate pricing terms to better align with changes in raw material costs. We also selectively enter commodity swap, option and futures contracts to manage commodity price risk. We estimate that a 10% change in commodity prices as of December 31, 2023, would change the fair value of our commodity derivative contracts by approximately $36 million; while a 10% change in commodity prices as of December 31, 2022, would not materially impact the fair values of our commodity derivative contracts.

Foreign Exchange Risk—We manufacture and market our products in many countries throughout the world and, as a result, are exposed to changes in foreign currency exchange rates. Our reporting currency is the U.S. dollar. Many of our operating entities use the euro as their functional currency. Translation adjustments are deferred in Accumulated other comprehensive income (loss).

We enter foreign currency derivatives that are designated as net investment hedges to reduce the volatility in Shareholders' equity resulting from translation adjustments associated with our net investments in foreign operations. We also enter foreign currency contracts that are designated as cash flow hedges to manage the variability in cash flows associated with intercompany debt balances. The table below illustrates the impact on other comprehensive income (loss) of a 10% fluctuation in the foreign currency rate associated with the hedges at December 31:

Millions of euro/dollars	Notional Amount 2023		Notional Amount 2022		10% Variance on Foreign Currency Rate	Impact on Other Comprehensive Loss 2023		Impact on Other Comprehensive Loss 2022	
Net investment hedges:									
Cross currency basis swaps	€	617	€	617	euro/U.S. dollar rate	$	70	$	67
Cross currency swaps	€	750	€	750	euro/U.S. dollar rate	$	81	$	75
Forward exchange contracts	€	1,550	€	1,350	euro/U.S. dollar rate	$	165	$	138
Cash flow hedges:									
Cross currency swaps	€	1,052	€	1,052	euro/U.S. dollar rate	$	117	$	113

Some of our consolidated entities enter transactions that are not denominated in their functional currency. This results in exposure to foreign currency risk for financial instruments, including, but not limited to, third-party and intercompany receivables and payables and intercompany loans.

Our policy is to maintain a balanced position in foreign currencies to minimize exchange gains and losses arising from changes in exchange rates. We maintain risk management control practices to monitor the foreign currency risk attributable to our inter-company and third party outstanding foreign currency balances. These practices involve the centralization of our exposure to underlying currencies that are not subject to central bank and/or country specific restrictions. By centralizing most of our foreign currency exposure into one subsidiary, we are able to take advantage of natural offsets thereby reducing the overall impact of changes in foreign currency rates on our earnings.

To minimize the effects of our net currency exchange exposures, we enter into forward exchange contracts and cross-currency swaps. We also engage in short-term forward exchange contracts to manage our net exposure to foreign currencies as economic hedges. Changes in the fair value of these foreign currency contracts are reported in the Consolidated Statements of Income and offset the currency exchange results recognized on foreign currency balances.

Other (expense) income, net, in the Consolidated Statements of Income reflects net foreign currency losses of $34 million and $14 million in 2023 and 2022, respectively. As of December 31, 2023, our foreign currency contracts that are accounted for as economic hedges mature between January 2024 and January 2025, inclusively, and had an aggregate notional amount of $555 million. A 10% fluctuation compared to the U.S. dollar would have resulted in an additional impact to earnings of approximately $21 million and $17 million in 2023 and 2022, respectively.

Interest Rate Risk—We are exposed to interest rate risk with respect to our fixed-rate and variable-rate debt. Fluctuations in interest rates impact the fair value of fixed-rate debt and expose us to the risk that we may need to refinance debt at higher rates. Fluctuations in interest rates impact interest expense from our variable-rate debt. To minimize earnings at risk as part of our interest rate risk management strategy, we target to maintain floating-rate debt, through the use of interest rate swaps and issuance of variable-rate debt, equal to our cash and cash equivalents, as those assets earn interest based on floating-rates.

Pre-issuance interest rate—To mitigate the risk that benchmark interest rates may increase in connection with future financing activities, we adopted a pre-issuance interest rate strategy, under which we entered forward-starting interest rate swaps that are designated as cash flow hedges. We estimate that a 10% change in market interest rates as of December 31, 2023 and 2022, would change the fair value of these forward-starting interest rate swaps by approximately $12 million and $23 million, respectively.

Fixed-rate debt—We enter into interest rate swaps that effectively convert our fixed-rate debt to variable-rate debt. These interest rate swaps are designated as fair value hedges. At December 31, 2023 and 2022, the total notional amount of these interest rate swaps was $2,171 million and $2,164 million, respectively.

At December 31, 2023, after giving consideration to the fixed-rate debt that we have effectively converted to variable-rate debt, approximately 80% of our debt portfolio, on a gross basis, incurred interest at a fixed-rate and the remaining 20% of the portfolio incurred interest at a variable-rate. We estimate that a 10% change in market interest rates as of December 31, 2023 and 2022, would change the fair value of these interest rate swaps by approximately $14 million and $35 million, respectively.

Variable-rate debt—At December 31, 2023, we have no borrowings under our Commercial Paper Program. We also have available borrowing capacity under our $3,250 million Senior Revolving Credit Facility and our $900 million U.S. Receivables Facility. At December 31, 2023, there were no outstanding borrowings under these facilities. Based on our average variable-rate debt outstanding per year, we estimate that a 10% change in market interest rates as of December 31, 2023 and 2022 would not materially impact the fair value of these facilities.

Item 8.   **Financial Statements and Supplementary Data.**

Index to the Consolidated Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

Management of the Company, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

We conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LyondellBasell Industries N.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of LyondellBasell Industries N.V. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Taxation - Provisions for unrecognized tax benefits

As described in Notes 2, 10, 11, and 17 to the consolidated financial statements, as of December 31, 2023, the Company has recorded an income tax provision of $501 million, income tax receivables of $268 million, income tax payables of $143 million, and net deferred tax liabilities of $2,690 million related to which they have reported $288 million of unrecognized tax benefits. The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subjected to review by tax authorities. As a result, there is an uncertainty in income taxes recognized in the Company's consolidated financial statements. Management recognizes uncertain income tax positions when it is more likely than not, based on the technical merits, that the position or a portion thereof will be sustained upon examination. As disclosed by management, there continues to be increased attention to the tax practices of multinational companies, in particular in the U.S. and Europe where the Company operates.

The principal considerations for our determination that performing procedures relating to the provision for unrecognized tax benefits is a critical audit matter are (i) the significant judgment by management when determining provisions for unrecognized tax benefits, including a high degree of estimation uncertainty relative to the complexity of tax laws, frequency of tax audits, and potential for adjustments as a result of such tax audits; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's timely identification of tax uncertainties; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification and recognition of the liabilities for unrecognized tax benefits and controls addressing completeness of the uncertain tax positions. These procedures also included, among others (i) testing management's assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (ii) testing the completeness of management's assessment of both the identification and possible outcomes of uncertain tax positions; and (iii) evaluating the status and results of tax audits with the relevant tax authorities. Professionals with specialized skill and knowledge were used to assist in evaluating the completeness of the Company's uncertain tax positions, including evaluating the reasonableness of management's assessment of whether tax positions are more likely than not of being sustained and the amount of potential benefit to be realized, as well as the determination and the application of relevant tax laws.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
February 22, 2024

We have served as the Company's auditor since 2008.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED STATEMENTS OF INCOME

		Year Ended December 31,				
Millions of dollars, except earnings per share		2023		2022		2021
Sales and other operating revenues:						
Trade	$	40,493	$	49,439	$	45,135
Related parties		614		1,012		1,038
		41,107		50,451		46,173
Operating costs and expenses:						
Cost of sales		35,849		43,847		37,397
Impairments		518		69		624
Selling, general and administrative expenses		1,557		1,310		1,255
Research and development expenses		130		124		124
		38,054		45,350		39,400
Operating income		3,053		5,101		6,773
Interest expense		(477)		(287)		(519)
Interest income		129		29		9
Other (expense) income, net		(58)		(72)		62
Income from continuing operations before equity investments and income taxes		2,647		4,771		6,325
(Loss) income from equity investments		(20)		5		461
Income from continuing operations before income taxes		2,627		4,776		6,786
Provision for income taxes		501		882		1,163
Income from continuing operations		2,126		3,894		5,623
Loss from discontinued operations, net of tax		(5)		(5)		(6)
Net income		2,121		3,889		5,617
Dividends on redeemable non-controlling interests		(7)		(7)		(7)
Net income attributable to the Company shareholders	$	2,114	$	3,882	$	5,610
Earnings per share:						
Net income (loss) attributable to the Company shareholders —						
Basic:						
Continuing operations	$	6.50	$	11.86	$	16.79
Discontinued operations		(0.02)		(0.02)		(0.02)
	$	6.48	$	11.84	$	16.77
Diluted:						
Continuing operations	$	6.48	$	11.83	$	16.77
Discontinued operations		(0.02)		(0.02)		(0.02)
	$	6.46	$	11.81	$	16.75

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,				
Millions of dollars		**2023**		**2022**		**2021**
Net income	$	2,121	$	3,889	$	5,617
Other comprehensive income (loss), net of tax—						
Financial derivatives		(80)		208		72
Unrealized loss on available-for-sale debt securities		—		—		(1)
Defined benefit pension and other postretirement benefit plans		(97)		346		224
Foreign currency translations		73		(123)		(155)
Total other comprehensive (loss) income, net of tax		(104)		431		140
Comprehensive income		2,017		4,320		5,757
Dividends on redeemable non-controlling interests		(7)		(7)		(7)
Comprehensive income attributable to the Company shareholders	$	2,010	$	4,313	$	5,750

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED BALANCE SHEETS

	December 31,	
Millions of dollars	**2023**	**2022**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,390	$ 2,151
Restricted cash	15	5
Accounts receivable:		
Trade, net	3,356	3,392
Related parties	151	201
Inventories	4,765	4,804
Prepaid expenses and other current assets	1,475	1,292
Total current assets	13,152	11,845
Operating lease assets	1,529	1,725
Property, plant and equipment, net	15,547	15,387
Equity investments	3,907	4,295
Goodwill	1,647	1,827
Intangible assets, net	641	662
Other assets	577	624
Total assets	$ 37,000	$ 36,365

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED BALANCE SHEETS

	December 31,	
Millions of dollars, except shares and par value data	2023	2022
LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 782	$ 432
Short-term debt	117	349
Accounts payable:		
Trade	3,354	3,106
Related parties	461	477
Accrued and other current liabilities	2,436	2,396
Total current liabilities	7,150	6,760
Long-term debt	10,333	10,540
Operating lease liabilities	1,409	1,510
Other liabilities	2,164	1,954
Deferred income taxes	2,886	2,858
Commitments and contingencies		
Redeemable non-controlling interests	114	114
Shareholders’ equity:		
Ordinary shares, €0.04 par value, 1,275 million shares authorized, 324,483,402 and 325,723,567 shares outstanding, respectively	19	19
Additional paid-in capital	6,145	6,119
Retained earnings	9,692	9,195
Accumulated other comprehensive loss	(1,476)	(1,372)
Treasury stock, at cost, 15,939,096 and 14,698,931 ordinary shares, respectively	(1,450)	(1,346)
Total Company share of shareholders’ equity	12,930	12,615
Non-controlling interests	14	14
Total equity	12,944	12,629
Total liabilities, redeemable non-controlling interests and equity	$ 37,000	$ 36,365

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,				
Millions of dollars		**2023**		**2022**		**2021**
Cash flows from operating activities:						
Net income	$	2,121	$	3,889	$	5,617
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		1,534		1,267		1,393
Impairments		518		69		624
Amortization of debt-related costs		9		14		35
Share-based compensation		91		70		66
Equity investments—						
Equity loss (income)		20		(5)		(461)
Distributions of earnings, net of tax		169		349		315
Deferred income tax provision (benefit)		43		369		(198)
Changes in assets and liabilities that provided (used) cash:						
Accounts receivable		110		1,005		(1,519)
Inventories		18		(91)		(742)
Accounts payable		141		(464)		1,301
Other, net		168		(353)		1,264
Net cash provided by operating activities		4,942		6,119		7,695
Cash flows from investing activities:						
Expenditures for property, plant and equipment		(1,531)		(1,890)		(1,959)
Proceeds from sales and maturities of available-for-sale debt securities		—		—		346
Proceeds from equity securities		—		8		335
Proceeds from settlement of net investment hedges		903		614		358
Payments for settlement of net investment hedges		(820)		(501)		(355)
Other, net		(329)		(208)		(227)
Net cash used in investing activities	$	(1,777)	$	(1,977)	$	(1,502)

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,					
Millions of dollars		**2023**			**2022**		**2021**
Cash flows from financing activities:							
Repurchases of Company ordinary shares	$	(211)	$		(420)	$	(463)
Dividends paid - common stock		(1,610)			(3,246)		(1,486)
Issuance of long-term debt		500			—		—
Payments of debt issuance costs		(5)			—		(3)
Repayments of long-term debt		(425)			—		(3,925)
Debt extinguishment costs		—			—		(150)
Net repayments of commercial paper		(200)			(4)		(296)
Net collateral received from interest rate derivatives		—			238		—
Proceeds from settlement of cash flow hedges		—			—		855
Payments for settlement of cash flow hedges		—			—		(904)
Other, net		1			25		(13)
Net cash used in financing activities		(1,950)			(3,407)		(6,385)
Effect of exchange rate changes on cash		34			(56)		(96)
Increase (decrease) in cash and cash equivalents and restricted cash		1,249			679		(288)
Cash and cash equivalents and restricted cash at beginning of period		2,156			1,477		1,765
Cash and cash equivalents and restricted cash at end of period	$	3,405	$		2,156	$	1,477
Supplemental Cash Flow Information:							
Interest paid, net of capitalized interest	$	487	$		297	$	414
Net income taxes paid		465			746		310

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Millions of dollars	Ordinary Shares Issued	Ordinary Shares Treasury	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Company Share of Shareholders' Equity	Non-Controlling Interests
Balance, December 31, 2020	$ 19	$ (531)	$ 5,986	$ 4,440	$ (1,943)	$ 7,971	$ 17
Net income	—	—	—	5,617	—	5,617	—
Other comprehensive income	—	—	—	—	140	140	—
Share-based compensation	—	43	58	(1)	—	100	—
Dividends - common stock ($4.44 per share)	—	—	—	(1,486)	—	(1,486)	—
Dividends - redeemable non-controlling interests ($60.00 per share)	—	—	—	(7)	—	(7)	—
Repurchases of Company ordinary shares	—	(477)	—	—	—	(477)	—
Sales of non-controlling interests	—	—	—	—	—	—	(3)
Balance, December 31, 2021	$ 19	$ (965)	$ 6,044	$ 8,563	$ (1,803)	$ 11,858	$ 14
Net income	—	—	—	3,889	—	3,889	—
Other comprehensive income	—	—	—	—	431	431	—
Share-based compensation	—	25	75	(4)	—	96	—
Dividends - common stock ($4.70 per share)	—	—	—	(1,542)	—	(1,542)	—
Special dividends - common stock ($5.20 per share)	—	—	—	(1,704)	—	(1,704)	—
Dividends - redeemable non-controlling interests ($60.00 per share)	—	—	—	(7)	—	(7)	—
Repurchases of Company ordinary shares	—	(406)	—	—	—	(406)	—
Balance, December 31, 2022	$ 19	$(1,346)	$ 6,119	$ 9,195	$ (1,372)	$ 12,615	$ 14
Net income	—	—	—	2,121	—	2,121	—
Other comprehensive loss	—	—	—	—	(104)	(104)	—
Share-based compensation	—	107	26	(7)	—	126	—
Dividends - common stock ($4.94 per share)	—	—	—	(1,610)	—	(1,610)	—
Dividends - redeemable non-controlling interests ($60.00 per share)	—	—	—	(7)	—	(7)	—
Repurchases of Company ordinary shares	—	(211)	—	—	—	(211)	—
Balance, December 31, 2023	$ 19	$(1,450)	$ 6,145	$ 9,692	$ (1,476)	$ 12,930	$ 14

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Company and Operations

LyondellBasell Industries N.V. is a limited liability company (*Naamloze Vennootschap*) incorporated under Dutch law by deed of incorporation dated October 15, 2009. Unless otherwise indicated, the "Company," "we," "us," "our" or similar words are used to refer to LyondellBasell Industries N.V. together with its consolidated subsidiaries ("LyondellBasell N.V.").

LyondellBasell N.V. is a worldwide manufacturer of chemicals and polymers, a refiner of crude oil, a significant producer of gasoline blending components and a developer and licensor of technologies for the production of polymers.

2. Summary of Significant Accounting Policies

Basis of Preparation and Consolidation

The accompanying Consolidated Financial Statements have been prepared from the books and records of LyondellBasell N.V. under accounting principles generally accepted in the United States ("U.S. GAAP"). Subsidiaries are defined as being those companies over which we, either directly or indirectly, have control through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of the risks. Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases. All intercompany transactions and balances have been eliminated in consolidation.

Effective January 1, 2023, our *Catalloy* and polybutene-1 businesses were moved from our Advanced Polymer Solutions segment and reintegrated into our Olefins and Polyolefins-Americas and Olefins and Polyolefins-Europe, Asia, International segments. Segment information provided within has been revised for all periods presented to reflect these changes.

Cash and Cash Equivalents

Our cash equivalents consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts with major international banks and financial institutions. Cash equivalents also include other instruments with maturities of three months or less when acquired and exclude restricted cash.

Short-Term Investments

Our investments in debt securities are classified as available-for-sale and held-to-maturity on the basis of our intent and ability to hold the investments. Investments classified as available-for-sale are carried at fair value with changes reflected in other comprehensive income (loss). Credit-related impairments, measured using expected cash flows and limited to the amount by which the amortized cost basis of a security exceeds its fair value, are recognized through an allowance for expected credit losses, and adjusted subsequently if conditions change, with a corresponding impact in earnings. Where there is an intention or a requirement to sell an impaired available-for-sale debt security, the entire impairment is recognized in earnings with a corresponding adjustment to the amortized cost basis of the security.

Investments classified as held-to-maturity are carried at amortized cost less allowance for credit losses recorded through Net income.

Trade Receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business and are carried at transaction price net of allowance for credit losses. Allowance for credit losses is measured using historical loss rates for the respective risk categories and incorporating forward-looking estimates. The corresponding expense for the loss allowance is reflected in Selling, general and administrative expenses.

Inventories

Cost of our raw materials, work-in-progress and finished goods inventories is determined using the last-in, first-out ("LIFO") method and is carried at the lower of cost or market value. Cost of our materials and supplies inventory is determined using the average cost method and is carried at the lower of cost and net realizable value.

Inventory exchange transactions, which involve fungible commodities, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory, with cost determined using the LIFO method.

Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Costs may also include borrowing costs incurred on debt during construction of major projects exceeding one year, costs of major maintenance arising from turnarounds of major units and legally obligated decommissioning costs. Routine maintenance costs are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of assets to their residual values. The residual values and useful lives of assets are reviewed, and adjusted if appropriate, whenever events or circumstances indicate that a revision is warranted. Land is not depreciated.

We evaluate property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which, for us, is generally at the plant group level (or, at times, individual plants in certain circumstances where we have isolated production units with separately identifiable cash flows). If it is determined that an asset or asset group's carrying value exceeded its estimated fair value, the asset is written down to its estimated fair value.

Equity Investments

We account for equity method investments ("equity investments") using the equity method of accounting if we have the ability to exercise significant influence over, but do not control an investee. Significant influence generally exists if we have an ownership interest representing between 20% and 50% of the voting rights. Under the equity method of accounting, investments are stated initially at cost and are adjusted for subsequent additional investments and our proportionate share of profit or losses and distributions.

We record our share of the profits or losses of the equity investments, net of income taxes, in the Consolidated Statements of Income. When our share of losses in an equity investment equals or exceeds the carrying amount of our investment including advances made by us, we do not recognize further losses, unless we have guaranteed obligations or are otherwise committed to provide further financial support to the investee.

We assess our equity investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. If the decline in value is considered to be other-than-temporary, the investment is written down to its estimated fair value.

Investments in PO Joint Ventures and the Louisiana Joint Venture—We share ownership with Covestro PO LLC, a subsidiary of Covestro AG (collectively "Covestro"), in a U.S. propylene oxide ("PO") joint venture located in Texas (the "U.S. PO Joint Venture") and a PO/styrene monomer ("SM" or "styrene") joint venture located in The Netherlands (the "European PO Joint Venture"), collectively the ("PO Joint Ventures"). We operate the PO Joint Ventures manufacturing facilities and arrange the logistics of product delivery. Each partner funds their share of capital expenditures, reimburses manufacturing operating expenses excluding depreciation and amortization expenses, and receives a share of production in-kind.

The U.S. PO Joint Venture owns a PO/SM and a PO/tertiary butyl alcohol ("TBA") plant. Covestro's interest in the U.S. PO Joint Venture represents ownership of an in-kind portion of the PO production of 680 thousand tons per year. We take, in-kind, the remaining PO production and all co-product production.

The European PO Joint Venture owns a PO/SM plant in which each partner is entitled to 50% of the annual in-kind cost-based PO and SM production.

We entered into a joint venture agreement with Sasol Chemicals (USA) LLC ("Sasol") to form the Louisiana Integrated PolyEthylene JV LLC joint venture (the "Louisiana Joint Venture"). Under this arrangement, we acquired a 50% ownership interest in an ethane cracker, a low-density and linear-low density polyethylene plant, and associated infrastructure. Under the terms of the joint venture agreement, each partner provides pro-rata share of ethane feedstocks and off-takes pro-rata shares of cracker and polyethylene products in-kind. We operate the Louisiana Joint Venture assets and market the polyethylene off-take for all partners through our global sales team.

We account for the PO Joint Ventures and the Louisiana Joint Venture using the equity method. The joint ventures were formed solely for the benefit of the partners and do not manufacture for any other parties. We report the cost of our product off-take as Inventory and the equity loss as Cost of sales in our Consolidated Financial Statements. Related production cash flows are reported in the operating cash flow section of the Consolidated Statements of Cash Flows.

Our equity investment in the PO Joint Ventures and the Louisiana Joint Venture represents our share of the manufacturing plants and is decreased by recognition of our share of equity loss, which is equal to the depreciation of the assets of these joint ventures. Other changes in the investment balance are principally due to our additional capital contributions to these joint ventures to fund capital expenditures. Such contributions are reported in the investing cash flow section of the Consolidated Statements of Cash Flows.

Our product off-take of PO and its co-products from the PO Joint Ventures was 2.2 million, 2.4 million and 2.6 million tons in 2023, 2022 and 2021, respectively. Our product off-take of ethylene and polyethylene produced from the Louisiana Joint Venture was 1.2 million, 1.0 million, and 1.1 million tons in 2023, 2022, and 2021, respectively.

Redeemable Non-controlling Interests

Our redeemable non-controlling interests relate to shares of cumulative perpetual special stock ("redeemable non-controlling interest stock") issued by our consolidated subsidiary, formerly known as A. Schulman, Inc. ("A. Schulman"). Holders of redeemable non-controlling interest stock are entitled to receive cumulative dividends at the rate of 6% per share and the liquidation preference of $1,000 per share. Redeemable non-controlling interest stock may be redeemed at any time at the discretion of the holders and is reported in the Consolidated Balance Sheets outside of permanent equity. Dividends on these shares are deducted from or added to the amount of Income (loss) attributable to the Company shareholders if and when declared by the Company.

Goodwill

Goodwill is tested for impairment annually in the fourth quarter or whenever events or changes in circumstances indicate that the fair value of a reporting unit with goodwill is less than its carrying amount. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed for each of the reporting units include, but are not limited to, changes in long-term commodity prices, discount rates, competitive environments, planned capacity, cost factors such as raw material prices, and financial performance of the reporting units. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its fair value, a quantitative test is required. If the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge equal to the excess would be recognized up to a maximum amount of goodwill allocated to that reporting unit.

Effective January 1, 2023, our *Catalloy* and polybutene-1 businesses were moved from our Advanced Polymer Solutions segment and reintegrated into our Olefins and Polyolefins-Americas and Olefins and Polyolefins-Europe, Asia, International segments. Related to this change we evaluated goodwill for impairment immediately before and after the transfer of these businesses. Our evaluation resulted in the recognition of a non-cash goodwill impairment of $252 million in our Advanced Polymer Solutions segment in the first quarter of 2023. See Notes 8 and 21 to the Consolidated Financial Statements.

In the fourth quarter of 2023, we performed a quantitative impairment assessment for our reporting units within our Advanced Polymer Solutions segment and a qualitative impairment assessment of our other reporting units, which indicated that the fair value of our reporting units was greater than their carrying value including goodwill. Based on this assessment, our historical assessment for impairment and forecasted demand for our products, a quantitative goodwill impairment test in the fourth quarter was not necessary.

Intangible Assets

Intangible assets consist of emission allowances, various contracts, software costs, patents and trademarks, know-how, and in-process research and development costs. These assets are amortized using the straight-line method over their estimated useful lives or over the term of the related agreement. We evaluate definite-lived intangible assets with the associated long-lived asset group for impairment whenever impairment indicators are present.

Research and Development

Research and development ("R&D") costs are expensed when incurred. Subsidies for R&D are included in Other (expense) income, net. Depreciation expense related to assets employed in R&D is included as a cost of R&D.

Income Taxes

The income tax for the period comprises current and deferred tax. Income tax is recognized in the Consolidated Statements of Income, except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity. In these cases, the applicable tax amount is recognized in other comprehensive income (loss) or directly in equity, respectively.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognized for income tax purposes, as well as the net tax effects of net operating loss carryforwards. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

We recognize uncertain income tax positions in our financial statements when we believe it is more likely than not, based on the technical merits, that the position or a portion thereof will be sustained upon examination. For a position that is more likely than not to be sustained, the benefit recognized is measured at the largest cumulative amount that is greater than 50 percent likely of being realized.

Other Provisions

Environmental Remediation Costs—Environmental remediation liabilities include liabilities related to sites we currently own, sites we no longer own, as well as sites where we have operated that belong to other parties. Liabilities for anticipated expenditures related to investigation and remediation of contaminated sites are accrued when it is probable a liability has been incurred and the amount of the liability can be reasonably estimated. Only certain post-remediation monitoring costs, the timing of which can be determined with reasonable certainty, are discounted to present value.

Asset Retirement Obligations—At some sites, we are legally obligated to decommission our plants upon site exit. Asset retirement obligations are recorded at the fair value using the present value of the estimated costs to retire the asset at the time the obligation is incurred. That cost, which is capitalized as part of the related long-lived asset, is depreciated on a straight-line basis over the remaining useful life of the related asset. Accretion expense in connection with the discounted liability is recognized over the estimated timeline to settle the obligation. Such depreciation and accretion expenses are included in Cost of sales.

Foreign Currency Translation and Remeasurement

Functional and Reporting Currency—Items included in the financial information of each of LyondellBasell N.V.'s entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency") and then translated to the U.S. dollar ("the reporting currency") as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

- Income and expenses for each income statement are translated at monthly average exchange rates; and

- All resulting exchange differences are recognized as a separate component within other comprehensive income (loss) (foreign currency translation adjustments).

Transactions and Balances—Foreign currency transactions are recorded in their respective functional currency using exchange rates prevailing at the dates of the transactions. Exchange gains and losses resulting from the settlement of such transactions and from remeasurement of monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recognized in earnings.

Revenue Recognition

Substantially all our revenues are derived from contracts with customers. We account for contracts when both parties have approved the contract and are committed to perform, the rights of the parties and payment terms have been identified, the contract has commercial substance and collectability is probable.

Revenue is recognized when obligations under the terms of a contract with our customer are satisfied. This generally occurs at the point in time when performance obligations are fulfilled and control transfers to the customer. In most instances, control transfers upon transfer of risk of loss and title to the customer, which usually occurs when we ship products to the customer from our manufacturing facility. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods. Customer incentives are generally based on volumes purchased and recognized over the period earned. Sales, value-added, and other taxes that we collect concurrent with revenue-producing activities are excluded from the transaction price as they represent amounts collected on behalf of third parties. We apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that we otherwise would have recognized is one year or less. Shipping and handling costs are treated as a fulfillment cost and not a separate performance obligation.

We have marketing arrangements to off-take and sell the production of some of our joint ventures in return for a percentage of the price realized on the sales to the end customer. In such arrangements, when we obtain control of the product, revenue and cost of sales are presented on a gross basis. Otherwise, we recognize revenue, net of amounts due to the joint venture, which represents commissions earned.

Payments are typically required within a short period following the transfer of control of the product to the customer. We occasionally require customers to prepay purchases to ensure collectability. Such prepayments do not represent financing arrangements, since payment occurs within a short time frame. We apply the practical expedient which permits us to disregard the effects of a significant financing component when, at contract inception, we expect the period between the payment and fulfillment of the performance obligation will be one year or less.

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. Our contract liabilities, which are reflected in our Consolidated Financial Statements as Accrued and other current liabilities, and Other liabilities, consist primarily of customer payments for products or services received before the transfer of control to the customer occurs.

Share-Based Compensation

We grant restricted stock units ("RSUs"), stock option awards ("Stock options"), performance share units ("PSUs"), and other cash and stock awards to employees as a form of compensation. Our share-based compensation awards are accounted for as equity-classified awards with compensation expense based on the grant date fair value and recognized over the vesting period in the income statement. We use a straight-line vesting method for cliff-vested awards and a graded vesting method for ratable-vested awards. We have elected to recognize forfeitures as they occur for stock-based compensation. When options are exercised and awards are paid out, shares are issued from our treasury shares. The holders of unvested RSUs are entitled to nonforfeitable dividend equivalents settled in the form of cash payments, which are recognized as dividends in Retained earnings. Outstanding PSUs accrue dividend equivalent units, which will be converted to shares upon payment at the end of the performance period and are classified as Accrued and other current liabilities and Other liabilities on the Consolidated Balance Sheets. Dividend equivalents for PSUs are also recorded in Retained earnings. See Notes 16 and 19 to the Consolidated Financial Statements for additional information.

Leases

Leases with a term longer than 12 months are recorded on the balance sheet as a lease asset and lease liability. If at inception of a contract, a lease is identified, we recognize a lease asset and a corresponding lease liability based on the present value of the lease payments over the lease term, discounted using our incremental borrowing rate, unless an implicit rate is readily determinable. Lease payments include fixed and variable lease components derived from usage or market-based indices, such as the consumer price index. Other variable lease payments may fluctuate for a variety of reasons including usage, output, insurance or taxes. These variable amounts are expensed as incurred and not included in the lease assets or lease liabilities. Options to extend or terminate a lease are reflected in the lease payments and lease term when it is reasonably certain that we will exercise those options. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the Consolidated Statements of Income. The majority of our leases are operating leases for which we recognize lease expense on a straight-line basis over the lease term. We apply the practical expedient to account for lease and associated non-lease components as a single lease component for all asset classes with the exception of utilities and pipeline assets within major manufacturing equipment. For these assets, non-lease components are separated from lease components and accounted for as normal operating expenses. Leases with an initial term of 12 months or less are recognized in the Consolidated Statements of Income on a straight-line basis over the lease term.

Financial Instruments and Hedging Activities

Pursuant to our risk management policies, we selectively enter into derivative transactions to manage market risk volatility associated with changes in commodity pricing, currency exchange rates and interest rates. Certain derivatives used for this purpose are designated as net investment hedges, cash flow hedges or fair value hedges. Derivative instruments are recorded at fair value on the balance sheet. Gains and losses related to changes in the fair value of derivative instruments not designated as hedges are recorded in earnings.

Cash flows from derivatives designated as hedges are reported in our Consolidated Statements of Cash Flows under the same category as the cash flows from the hedged items unless the derivative contract contains a significant financing element. Cash flows for derivatives with a significant financing element are classified as Cash flows from financing activities. Cash flows related to economic hedges are classified consistent with the cash flows of the economic hedged items.

Net Investment Hedges—We enter into foreign currency derivatives and foreign currency denominated debt to reduce the volatility in shareholders' equity resulting from changes in currency exchange rates of our foreign subsidiaries with respect to the U.S. dollar. Our foreign currency derivatives consist of cross-currency contracts and forward exchange contracts.

We use the critical terms approach through the application of the spot method to assess hedge effectiveness at least quarterly. For derivatives designated as net investment hedges, gains or losses attributable to changes in spot foreign exchange rates over the designation period are reflected in foreign currency translation adjustments within other comprehensive income (loss). Recognition in earnings is delayed until the net investment is sold or liquidated. At that time, the amount recognized is reported in the same line item as the gain or loss on the liquidation of the hedged foreign operations. For our cross-currency swaps, the associated interest receipts and payments are recorded in Interest expense. For our foreign currency forward contracts, we amortize initial forward point values on a straight-line basis to interest expense over the life of the hedging instrument. We monitor on a quarterly basis for any over-hedged positions requiring de-designation and re-designation of the hedge to remove such over-hedged condition.

Cash Flow Hedges—We enter into cash flow hedges to manage the variability in cash flows of a future transaction. Our cash flow hedges include cross currency swaps, forward starting interest rate swaps and commodity swaps. For derivatives designated as cash flow hedges, the gains and losses are recorded in other comprehensive income (loss) and released to earnings in the same line item and in the same period during which the hedged item affects earnings.

We use the critical terms and the quantitative long-haul methods to assess hedge effectiveness and monitor, at least quarterly, any change in effectiveness.

We have cross-currency swap contracts designated as cash flow hedges to reduce our exposure to the foreign currency exchange risk associated with certain intercompany loans. Under the terms of these contracts, we make interest payments in euros and receive interest in U.S. dollars. Upon the maturities of these contracts, we will pay the principal amount of the loans in euros and receive U.S. dollars from our counterparties.

We enter into forward-starting interest rate contracts to mitigate the risk of adverse changes in benchmark interest rates on future anticipated debt issuances.

We also execute commodity futures, options and swaps to manage the volatility of the commodity price related to anticipated purchases of raw materials and product sales. We enter into over-the-counter commodity swaps and options with one or more counterparties whereby we pay a predetermined fixed price and receive a price based on the average monthly rate of a specified index for the specified nominated volumes.

Fair Value Hedges—We use interest rate swaps as part of our current interest rate risk management strategy to achieve a desired proportion of variable versus fixed rate debt. Under these arrangements, we exchange fixed-rate for floating-rate interest payments to effectively convert our fixed-rate debt to floating-rate debt. For derivatives that have been designated as fair value hedges, the gains and losses of the derivatives and hedged items are recorded in earnings.

We use the long-haul method to assess hedge effectiveness using a regression analysis approach at least quarterly. We perform the regression analysis over an observation period of three years, utilizing data that is relevant to the hedge duration.

Fair Value Measurements

We categorize assets and liabilities, measured at fair value, into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices for identical instruments in active markets. Level 2 inputs are quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable. Level 3 inputs are model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Changes in Fair Value Levels—Management reviews the disclosures regarding fair value measurements at least quarterly. If an instrument classified as Level 1 subsequently ceases to be actively traded, it is transferred out of Level 1. In such cases, instruments are reclassified as Level 2, unless the measurement of its fair value requires the use of significant unobservable inputs, in which case it is reclassified as Level 3.

We use the following inputs and valuation techniques to estimate the fair value of our financial instruments disclosed in Note 14 to the Consolidated Financial Statements.

Cross-Currency Swaps—The fair value of our cross-currency swaps is calculated using the present value of future cash flows discounted using observable inputs such as known notional value amounts, yield curves, basis curves, as applicable, and with the foreign currency leg revalued using published spot and forward exchange rates on the valuation date.

Forward-Starting and Fixed-for-Floating Interest Rate Swaps—The fair value of our forward-starting and fixed-for-floating interest rate swaps is calculated using the present value of future cash flows using observable inputs such as benchmark interest rates and market yield curves.

Commodity Derivatives—The fair values of our commodity derivatives are measured using closing market prices of public exchanges and from third-party broker quotes and pricing providers.

The fair value of our commodity swaps classified as Level 2 is determined using a combination of observable and unobservable inputs. The observable inputs consist of future market values of various crude and heavy fuel oils, which are readily available through public data sources. The unobservable input, which is the estimated discount or premium used in the market pricing, is calculated using an internally-developed, multi-linear regression model based on the observable prices of the known components and their relationships to historical prices. A significant change in this unobservable input would not have a material impact on the fair value measurement of our Level 2 commodity swaps.

Forward Exchange Contracts—The fair value of our forward exchange contracts is based on forward market rates.

Equity Securities—The fair value of our investment in equity securities is based on the net asset value provided by the fund administrator.

Short-Term Debt—The fair value of short-term borrowings related to precious metal financing arrangements accounted for as embedded derivatives is determined based on the future price of the associated precious metal.

Long-Term Debt—The fair value of our senior and guaranteed notes is calculated using pricing data obtained from well-established and recognized vendors of market data for debt valuations. The fair value of our term loan was determined based on a discounted cash flow model using observable inputs such as benchmark interest rates and public information regarding our credit risk.

Fair Value Measurements - Pension Assets

We use the following inputs and valuation techniques to estimate the fair value of our pension assets disclosed in Note 15 to the Consolidated Financial Statements.

Common and Preferred Stock—Valued at the closing price reported on the market on which the individual securities are traded.

Fixed Income Securities—Certain securities that are not traded on an exchange are valued at the closing price reported by pricing services. Other securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Commingled Funds—Valued based upon the net asset value of units of such commingled trust funds held at year end by the pension plans. Unit values are based on the fair value of the underlying assets of the fund derived from inputs principally from, or corroborated by, observable market data by correlation or other means.

Real Estate—Valued based upon the net asset value of units of the real estate fund or partnership held by the master trust at year end.

Hedge Funds—Valued based upon the unit values of such alternative investments held at year end by the pension plans. Unit values are based on the fair value of the underlying assets of the fund.

Private Equity—Valued based upon the unit values of such alternative investments held at year end by the pension plans. Unit values are based on the fair value of the underlying assets of the fund. Certain securities held in the fund are valued at the closing price reported on an exchange or other established quotation service for over-the-counter securities. Other assets held in the fund are valued based on the most recent financial statements prepared by the fund manager.

Convertible Securities—Valued at the quoted prices for similar assets or liabilities in active markets.

U.S. Government Securities—Certain securities, including Separate Trading of Registered Interest and Principal of Securities ("STRIPS"), are valued at the closing price reported on the active market on which the individual securities are traded.

Cash and Cash Equivalents—Valued at the quoted prices for identical assets or liabilities in active markets.

Non-U.S. Insurance Arrangements—Valued based upon the estimated cash surrender value of the underlying insurance contract, which is derived from an actuarial determination of the discounted benefits cash flows.

Employee Benefits

Pension Plans—We have funded and unfunded defined benefit plans and defined contribution plans. For the defined benefit plans, a projected benefit obligation is calculated annually by independent actuaries using the projected unit credit method. Pension costs primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of expected return on plan assets.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity and are reflected in Accumulated other comprehensive income (loss) in the period in which they arise.

Other Post-Employment Obligations—Certain employees are entitled to post-retirement medical benefits upon retirement. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment applying the same accounting methodology used for defined benefit plans.

Termination Benefits—Contractual termination benefits are payable when employment is terminated due to an event specified in the provisions of a social/labor plan or statutory law. A liability is recognized for one-time termination benefits when we are committed to (i) make payments and the number of affected employees and the benefits to be received are known to both parties, and (ii) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal and can reasonably estimate such amount. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Supply Chain Finance Arrangements

In an effort to maintain a strong and efficient supply chain, we facilitate a voluntary supply chain finance program that provides suppliers, at their sole discretion, the opportunity to sell their receivables due from us to a participating financial intermediary in order to be paid earlier than our contracted payment terms. We are not a party to any agreement between our suppliers and the financial intermediary. When a supplier utilizes the program and receives an early payment from the financial intermediary, the supplier takes a discount on the invoice. We pay the financial intermediary the full amount of the invoice on the contractually agreed upon due date. The majority of the suppliers using the program are on 90-day payment terms. There is no economic impact to the Company from a supplier's decision to take an early payment. No guarantees are provided by us or any of our subsidiaries under the program.

As of December 31, 2023 and 2022, Accounts payable-Trade included $65 million and $53 million, respectively, payable to suppliers who have elected to participate in the supply chain financing program.

Recently Adopted Guidance

Supplier Finance Program—In September 2022, the FASB issued ASU 2022-04, *Liabilities—Supplier Finance Programs (Subtopic 405-50)*: *Disclosure of Supplier Finance Program Obligations*. The guidance requires an entity that uses supplier finance programs in connection with the purchase of goods and services to disclose certain qualitative and quantitative information about its programs including the key terms and conditions, activity during the period, and potential magnitude. The guidance is effective retrospectively for the year ending December 31, 2023, including interim periods, with disclosures required for each period for which a balance sheet is presented, except for the disclosure of roll forward information, which is effective for fiscal years beginning after December 15, 2023. The adoption of this guidance did not have a material impact on our Consolidated Financial Statements.

Accounting Guidance Issued But Not Adopted as of December 31, 2023

Fair Value Measurement—In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*. The guidance clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security because it is a characteristic of the entity holding the equity security rather than a characteristic of the security and is not considered in measuring its fair value. The guidance is effective prospectively for the year ending December 31, 2024, including the interim periods, with the impact of adoption reflected in earnings. Early adoption is permitted. The adoption of this guidance will not have a material impact on our Consolidated Financial Statements.

Segment Disclosures—In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The guidance improves the disclosures about a public entity's reportable segments and addresses requests from investors for additional, more detailed information about a reportable segment's expenses. The guidance is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We are currently assessing the impact of adopting the new guidance on our Consolidated Financial Statements.

Income Tax Disclosures—In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 74): Improvements to Income Tax Disclosures.* The guidance requires companies to disclose certain specific categories in the rate reconciliation and provide additional information for reconciling items that meet the quantitative threshold of 5% of the expected tax using the applicable statutory income tax rate. There is also a required disclosure to provide the net income taxes paid or received disaggregated by federal, state, and foreign taxes with jurisdictions to be separately disclosed if the jurisdiction is 5% or more of the total net income taxes paid or received. The guidance is effective for annual periods beginning after December 15, 2024. Earlier adoption is permitted. We are currently assessing the impact of adopting the new guidance on our Consolidated Financial Statements.

3. Assets Held for Sale

During the fourth quarter of 2023, we entered into an agreement to sell our U.S. Gulf Coast-based ethylene oxide and derivatives ("EO&D") business along with the production facility located in Bayport, TX for cash consideration of $700 million, subject to working capital and other adjustments. The EO&D business had been identified as a non-core business within our Intermediates and Derivatives segment. The transaction is expected to close in the second quarter of 2024 following completion of the planned maintenance at the facility and is subject to regulatory and other customary closing conditions.

The following table summarizes the assets and liabilities held for sale:

Millions of dollars		December 31, 2023
ASSETS		
Accounts receivable - Trade, net	$	42
Inventories		100
Prepaid expenses and other current assets		43
Operating lease assets		20
Property, plant and equipment, net		225
Goodwill		14
Total assets held for sale	$	444
LIABILITIES		
Short-term debt	$	43
Accounts payable - Trade		51
Accrued and other current liabilities		7
Operating lease liabilities		19
Total liabilities held for sale	$	120

4. Revenues

Contract Balances—Contract liabilities were $175 million and $167 million at December 31, 2023 and 2022, respectively. Revenue recognized in each reporting period, included in the contract liability balance at the beginning of the period, was immaterial.

Disaggregation of Revenues—We participate globally across the petrochemical value chain and are an industry leader in many of our product lines. Our chemicals businesses consist primarily of large processing plants that convert large volumes of liquid and gaseous hydrocarbon feedstocks into plastic resins and other chemicals. Our chemical products tend to be basic building blocks for other chemicals and plastics. Our plastic products are used in large volumes as well as smaller specialty applications. Our refining business consists of our Houston refinery, which processes crude oil into refined products such as gasoline and distillates.

Revenues disaggregated by key products are summarized below:

		Year Ended December 31,				
Millions of dollars		2023		2022		2021
Sales and other operating revenues:						
Olefins & co-products	$	3,508	$	4,782	$	5,008
Polyethylene		7,587		9,694		10,219
Polypropylene		5,642		7,458		8,892
Propylene oxide and derivatives		2,287		3,097		2,885
Oxyfuels and related products		5,640		5,482		3,587
Intermediate chemicals		2,864		4,012		3,415
Compounding and solutions		3,686		4,197		4,150
Refined products		9,179		10,975		7,178
Other		714		754		839
Total	$	41,107	$	50,451	$	46,173

The following table presents our revenues disaggregated by geography, based upon the location of the customer:

		Year Ended December 31,				
Millions of dollars		2023		2022		2021
Sales and other operating revenues:						
United States	$	20,003	$	24,789	$	22,526
Germany		2,547		3,555		3,395
China		2,164		2,533		2,322
Japan		1,749		1,954		1,417
Mexico		1,642		2,042		1,572
Italy		1,365		1,737		1,828
France		1,091		1,366		1,431
Poland		905		1,271		1,169
The Netherlands		805		1,178		1,390
Other		8,836		10,026		9,123
Total	$	41,107	$	50,451	$	46,173

Transaction Price Allocated to the Remaining Performance Obligations— Our contracts with customers are commodity supply arrangements that settle based on market prices at future delivery dates; therefore, transaction prices are entirely variable. Transaction prices are known at the time revenue is recognized since they are generally determined by the commodity price index at a specific date, at month-end or at the month average once products are shipped to our customers. Future estimates of transaction prices for disclosure purposes are substantially constrained as they are highly susceptible to factors outside our control, including volatility in commodity markets, industry production capacities and operating rates, planned and unplanned industry operating interruptions, foreign exchange rates and worldwide geopolitical trends. We have elected the practical expedient to not disclose unsatisfied performance obligations with an original contract duration of one year or less.

5. Related Party Transactions

We have related party transactions with our joint venture partners, which are classified as equity investees (see Note 9 to the Consolidated Financial Statements). These related party transactions include the sales and purchases of goods and services in the normal course of business as well as certain financing arrangements.

These transactions are summarized as follows:

	Year Ended December 31,		
Millions of dollars	2023	2022	2021
The Company billed related parties for:			
Sales of products—			
Joint venture partners	$ 614	$ 1,012	$ 1,038
Shared service agreements—			
Joint venture partners	4	2	13
Related parties billed the Company for:			
Sales of products—			
Joint venture partners	$ 3,673	$ 4,837	$ 4,348
Shared service agreements—			
Joint venture partners	79	94	85

Related Party Notes Receivable—In July 2022, we executed a loan agreement with our joint venture partner to lend CNY300 million (approximately $42 million as of December 31, 2023) to our joint venture Bora LyondellBasell Petrochemical Co. Ltd. ("BLYB"). The loan matured six months from issuance with the option to extend up to nine times, in six months increments, with consent of the joint venture partners. As of December 31, 2023, the loan has been extended twice and matures in February 2024. It is expected the loan will be extended a third time in the first quarter of 2024. Interest accrues at the one-year prime rate from People's Bank of China and is payable quarterly.

Other—We have guaranteed $18 million of the indebtedness of two of our joint ventures as of December 31, 2023.

6. Accounts Receivable

We sell our products primarily to other industrial concerns in the petrochemical and refining industries. We perform ongoing credit evaluations of our customers' financial condition and, in certain circumstances, require letters of credit or corporate guarantees from them. Our Accounts receivable are reflected in the Consolidated Balance Sheets net of allowance for credit losses of $6 million in each of the years ended December 31, 2023 and 2022. We recorded allowance for credit losses for receivables, which are reflected in the Consolidated Statements of Income, however, such amounts were immaterial for each of the years ended December 31, 2023, 2022 and 2021.

7. Inventories

Inventories consisted of the following components at December 31:

Millions of dollars	2023	2022
Finished goods	$ 3,134	$ 3,027
Work-in-process	182	227
Raw materials and supplies	1,449	1,550
Total inventories	$ 4,765	$ 4,804

At December 31, 2023 and 2022, approximately 78% and 77%, respectively, of our inventories were valued using the last in, first out ("LIFO") method and the remaining inventories, consisting primarily of materials and supplies, were valued at the moving average cost method. The excess of our inventories at estimated net realizable value over LIFO cost was approximately $1,478 million and $1,586 million at December 31, 2023 and 2022, respectively.

8. Property, Plant and Equipment, Goodwill and Intangible Assets

Property, Plant and Equipment—The components of property, plant and equipment, at cost, and the related accumulated depreciation are as follows at December 31:

Millions of dollars	Estimated Useful Life (years)	2023	2022
Land		$ 327	$ 321
Major manufacturing equipment	25	14,875	13,257
Buildings	30	2,513	2,280
Light equipment and instrumentation	5 - 20	3,793	3,528
Office furniture	15	21	22
Major turnarounds	4 - 7	1,888	1,732
Information system equipment	3 - 5	67	63
Construction in progress		1,422	2,521
Total property, plant and equipment		24,906	23,724
Less accumulated depreciation		(9,359)	(8,337)
Property, plant and equipment, net		$ 15,547	$ 15,387

Capitalized Interest—We capitalize interest costs incurred on funds used to construct property, plant and equipment. In 2023, 2022 and 2021, we capitalized interest of $7 million, $114 million and $97 million, respectively.

Intangible Assets—The components of identifiable intangible assets, at cost, and the related accumulated amortization are as follows at December 31:

Millions of dollars	2023			2022		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Emission allowances	$ 760	$ (514)	$ 246	$ 771	$ (513)	$ 258
Various contracts	434	(389)	45	436	(364)	72
Customer relationships	317	(108)	209	297	(88)	209
Software costs	161	(63)	98	124	(46)	78
Other	302	(259)	43	283	(238)	45
Total intangible assets	$ 1,974	$ (1,333)	$ 641	$ 1,911	$ (1,249)	$ 662

Amortization of these identifiable intangible assets for the next five years is expected to be $85 million in 2024, $82 million in 2025, $59 million in 2026, $37 million in 2027 and $36 million in 2028.

Houston Refinery Impairment—During the fourth quarter of 2021, following a review of strategic options for the Houston refinery, we determined there was an increased likelihood of the asset's disposal prior to the end of its expected useful life. As a result, we assessed the Houston refinery for impairment and recognized a $624 million non-cash impairment charge that included a $549 million impairment of property, plant and equipment, a $43 million impairment of materials and supplies and a $32 million impairment of intangible assets, which reduced the assets' carrying values to their fair values. The impairment was a result of our assessment that the fair value of the Houston refinery's property, plant and equipment, materials and supplies and intangible assets were all zero as of December 31, 2021. The fair values of the impaired assets were determined using market information provided by unrelated third parties. The fair value measurement for the asset group is classified as Level 3. The charge is reflected as Impairments in the Consolidated Statements of Income.

Depreciation and Amortization Expense—Depreciation and amortization expense is summarized as follows:

| | Year Ended December 31, | | |
Millions of dollars	2023	2022	2021
Property, plant and equipment	$ 1,303	$ 1,033	$ 1,146
PO Joint Ventures and Louisiana Joint Venture	148	155	156
Emission allowances	8	8	12
Various contracts	18	18	20
Customer relationships	20	19	20
Software costs	17	14	12
Other	20	20	27
Total depreciation and amortization	$ 1,534	$ 1,267	$ 1,393

Asset Retirement Obligations—In certain cases, we are contractually obligated to decommission our plants upon site exit. In such cases, we have accrued the net present value of the estimated costs. The changes in our asset retirement obligations are as follows:

| | Year Ended December 31, | |
Millions of dollars	2023	2022
Beginning balance	$ 305	$ 62
Liabilities incurred	—	249
Liabilities settled	(5)	(3)
Changes in estimates	—	3
Accretion expense	10	3
Divestiture	—	(6)
Effects of exchange rate changes	1	(3)
Ending balance	$ 311	$ 305

In connection with the planned exit from the refinery business, we recorded liabilities for asset retirement obligations of $259 million as of December 31, 2023. See Note 21 to the Consolidated Financial Statements for additional information regarding the planned exit. The remaining asset retirement obligations are primarily related to facilities in Europe.

Although we may have asset retirement obligations associated with some of our other facilities, the present value of those obligations is not material in the context of an indefinite expected life of the facilities. We continually review the optimal future alternatives for our facilities. Any decision to retire one or more facilities may result in an increase in the present value of such obligations.

Discontinued Operations—We began reporting the Berre refinery as a discontinued operation in the second quarter of 2012. The estimated cost and associated cash flows pertaining to the final closure and dismantlement of our Berre refinery from the Prefect of Bouches du Rhone are not deemed to be material.

Goodwill—The changes in the carrying amount of goodwill in each of the Company's reportable segments for the years ended December 31, 2023 and 2022 were as follows:

Millions of dollars	O&P - Americas	O&P - EAI	I&D	APS	Technology	Total
December 31, 2021	$ 162	$ 109	$ 225	$ 1,371	$ 8	$ 1,875
Acquisitions	—	—	—	6	—	6
Foreign currency translation adjustments	—	(23)	(24)	(7)	—	(54)
December 31, 2022	162	86	201	1,370	8	1,827
Reallocation of goodwill	315	269	—	(584)	—	—
Acquisitions	—	—	—	31	—	31
Assets held for sale	—	—	(14)	—	—	(14)
Impairment charge	—	—	—	(252)	—	(252)
Foreign currency translation adjustments	—	25	28	2	—	55
December 31, 2023	$ 477	$ 380	$ 215	$ 567	$ 8	$ 1,647

The carrying amount of goodwill at December 31, 2023 is reflected net of accumulated impairment charges of $252 million related to our Advanced Polymer Solutions segment. There were no accumulated impairment charges reflected in the carrying amount of goodwill at December 31, 2022.

As of December 31, 2022, goodwill included in our Advanced Polymer Solutions reporting unit was $1,370 million, the majority of which related to the 2018 acquisition of A. Schulman. As of December 31, 2022, a large portion of the Advanced Polymer Solutions reporting unit's fair value was derived from our *Catalloy* and polybutene-1 businesses, which had disproportionately low carrying values in comparison to the remaining assets of the reporting unit, which had relatively higher carrying values due to the 2018 purchase price allocation associated with the acquisition of A. Schulman. Effective January 1, 2023, our *Catalloy* and polybutene-1 businesses were moved from our Advanced Polymer Solutions segment and reintegrated into our Olefins and Polyolefins-Americas and Olefins and Polyolefins-Europe, Asia, International segments. Accordingly, on January 1, 2023, we allocated goodwill of $584 million from our Advanced Polymer Solutions segment to our Olefins and Polyolefins-Americas and Olefins and Polyolefins-Europe, Asia, International segments. The amounts allocated were $315 million and $269 million for Olefins and Polyolefins-Americas and Olefins and Polyolefins-Europe, Asia, International segments, respectively. The allocation was based on the fair values of the businesses that were reintegrated relative to the fair value of the Advanced Polymer Solutions segment.

As a result of the reallocation of goodwill and the change in both fair value and carrying value among reporting units, we recognized a non-cash goodwill impairment charge of $252 million in the first quarter of 2023 in our Advanced Polymer Solutions segment. Fair values were determined utilizing a discounted cash flow method under the income approach and assumptions including management's view on long-term growth rates in our industry, discount rates and other assumptions based on a market participant perspective, which are inherently subjective. The fair value of the reporting unit is Level 3 within the fair value hierarchy. The charge is reflected as Impairments in the Consolidated Statements of Income.

9. Equity Investments

Our principal direct and indirect equity investments are as follows at December 31:

Percent of Ownership	2023	2022
European PO Joint Venture	50.00 %	50.00 %
U.S. PO Joint Venture	60.62 %	60.62 %
Louisiana Joint Venture	50.00 %	50.00 %
Bora LyondellBasell Petrochemical Co. Ltd.	50.00 %	50.00 %
Basell Orlen Polyolefins Sp. Z.o.o.	50.00 %	50.00 %
Saudi Polyolefins Company	25.00 %	25.00 %
Saudi Ethylene & Polyethylene Company Ltd.	25.00 %	25.00 %
Al-Waha Petrochemicals Ltd.	25.00 %	25.00 %
Polymirae Co. Ltd.	50.00 %	50.00 %
HMC Polymers Company Ltd.	28.56 %	28.56 %
Indelpro S.A. de C.V.	49.00 %	49.00 %
Ningbo ZRCC Lyondell Chemical Co. Ltd.	26.65 %	26.65 %
Ningbo ZRCC LyondellBasell New Material Co. Ltd.	50.00 %	50.00 %

The following table summarizes changes in our equity investments:

	Year Ended December 31,	
Millions of dollars	**2023**	**2022**
Beginning balance	$ 4,295	$ 4,786
Capital contributions	54	108
(Loss) income from equity investments	(20)	5
Acquisition of equity investments	102	4
Distribution of earnings, net of tax	(169)	(349)
Depreciation of PO Joint Ventures and Louisiana Joint Venture	(148)	(155)
Impairment of European PO Joint Venture	(192)	—
Currency exchange effects	9	(100)
Other	(24)	(4)
Ending balance	$ 3,907	$ 4,295

Capital contributions in 2023 and 2022 include $32 million and $69 million, respectively, related to our PO Joint Ventures.

European PO Joint Venture Impairment—In the fourth quarter of 2023, due to a trend of negative financial performance and the unfavorable long-term economic outlook for the joint venture, we recorded a non-cash impairment charge of $192 million, representing a full write down of our investment in the European PO joint venture. The fair value of our investment was determined using an income approach and the significant inputs used in our fair value determination, including projected cash flows and the discount rate, are considered Level 3. The charge is reflected as Impairments in the Consolidated Statements of Income.

Summarized balance sheet information of our investments accounted for under the equity method (presented on a 100% basis) at December 31 are as follows:

Millions of dollars	2023	2022
Current assets	$ 3,622	$ 4,043
Noncurrent assets	10,810	11,185
Total assets	14,432	15,228
Current liabilities	2,903	2,995
Noncurrent liabilities	2,300	2,615
Net assets	$ 9,229	$ 9,618

Summarized income statement information of our investments accounted for under the equity method (presented on a 100% basis) are as follows:

Millions of dollars	Year Ended December 31,		
	2023	2022	2021
Revenues	$ 12,540	$ 15,435	$ 15,456
Cost of sales	(12,044)	(14,900)	(13,269)
Gross profit	496	535	2,187
Net operating expenses	(514)	(519)	(497)
Operating (loss) income	(18)	16	1,690
Interest income	23	7	—
Interest expense	(131)	(24)	(48)
Foreign currency translation	(1)	(1)	(5)
Other expense, net	(23)	(26)	(21)
(Loss) income before income taxes	(150)	(28)	1,616
Benefit from (provision) for income taxes	22	(1)	(337)
Net (loss) income	$ (128)	$ (29)	$ 1,279

*Subsequent event—*In January 2024, we entered into an agreement to acquire a 35% interest in Saudi Arabia-based National Petrochemical Industrial Company ("NATPET") from Alujain Corporation for approximately $500 million. Enabled by its *Spheripol* polypropylene (PP) technology, the joint venture positions us to grow and upgrade our core PP business through access to advantaged feedstocks, plus additional product marketing capacity, in a strategic region. Closing of the transaction is subject to regulatory and other customary closing conditions. The joint venture will be included prospectively within our Olefins and Polyolefins-Europe, Asia, International segment.

10. Prepaid Expenses, Other Current Assets and Other Assets

The components of Prepaid expenses and other current assets were as follows at December 31:

Millions of dollars	2023		2022	
Assets held for sale	$	444	$	—
Income tax receivable		268		285
VAT receivables		214		203
Financial derivatives		184		152
Renewable identification numbers		113		465
Advances to suppliers		90		63
Prepaid insurance		36		30
Other		126		94
Total prepaid expenses and other current assets	$	1,475	$	1,292

The components of Other assets were as follows at December 31:

Millions of dollars	2023		2022	
Deferred tax assets	$	196	$	157
Company-owned life insurance		48		48
Financial derivatives		45		158
Pension assets		39		62
Other		249		199
Total other assets	$	577	$	624

11. Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following components at December 31:

Millions of dollars	2023		2022	
Payroll and benefits	$	497	$	424
Operating lease liabilities		360		344
Renewable identification numbers		220		486
Financial derivatives		242		69
Taxes other than income taxes		183		208
Contract liabilities		175		167
Income taxes		143		242
Product sales rebates		140		163
Interest		123		130
Liabilities held for sale		120		—
Other		233		163
Total accrued and other current liabilities	$	2,436	$	2,396

12. Debt

Long-term loans, notes and other debt, net of unamortized discount, debt issuance cost and cumulative fair value hedging adjustments, consisted of the following at December 31:

Millions of dollars	2023	2022
Senior Notes due 2024, $1,000 million, 5.75%	$ 775	$ 774
Senior Notes due 2055, $1,000 million, 4.625% ($15 million of discount; $10 million of debt issuance cost)	975	974
Guaranteed Notes due 2027, $300 million, 8.1%	300	300
Issued by LYB International Finance B.V.:		
Guaranteed Notes due 2023, $750 million, 4.0%	—	424
Guaranteed Notes due 2043, $750 million, 5.25% ($18 million of discount; $6 million of debt issuance cost)	726	725
Guaranteed Notes due 2044, $1,000 million, 4.875% ($10 million of discount; $8 million of debt issuance cost)	982	982
Issued by LYB International Finance II B.V.:		
Guaranteed Notes due 2026, €500 million, 0.875% ($1 million of discount; $1 million of debt issuance cost)	542	518
Guaranteed Notes due 2027, $1,000 million, 3.5% ($2 million of discount; $2 million of debt issuance cost)	585	587
Guaranteed Notes due 2031, €500 million, 1.625% ($4 million of discount; $3 million of debt issuance cost)	542	516
Issued by LYB International Finance III, LLC:		
Guaranteed Notes due 2025, $500 million, 1.25% ($1 million of discount; $1 million of debt issuance cost)	481	475
Guaranteed Notes due 2030, $500 million, 3.375% ($1 million of debt issuance cost)	124	120
Guaranteed Notes due 2030, $500 million, 2.25% ($3 million of discount; $3 million of debt issuance cost)	474	469
Guaranteed Notes due 2033, $500 million, 5.625% ($5 million of debt issuance cost)	495	—
Guaranteed Notes due 2040, $750 million, 3.375% ($1 million of discount; $7 million of debt issuance cost)	742	741
Guaranteed Notes due 2049, $1,000 million, 4.2% ($14 million of discount; $10 million of debt issuance cost)	976	976
Guaranteed Notes due 2050, $1,000 million, 4.2% ($6 million of discount; $10 million of debt issuance cost)	975	971
Guaranteed Notes due 2051, $1,000 million, 3.625% ($2 million of discount; $10 million of debt issuance cost)	916	897
Guaranteed Notes due 2060, $500 million, 3.8% ($4 million of discount; $6 million of debt issuance cost)	483	481
Other	22	42
Total	11,115	10,972
Less current maturities	(782)	(432)
Long-term debt	$ 10,333	$ 10,540

Fair value hedging adjustments associated with the fair value hedge accounting of our fixed-for-floating interest rate swaps for the applicable periods are as follows:

Millions of dollars	Gains (Losses) Year Ended December 31,		Cumulative Fair Value Hedging Adjustments Included in Carrying Amount of Debt December 31,	
	2023	2022	2023	2022
Guaranteed Notes due 2025, 1.25%	$ (5)	$ 12	$ 9	$ 14
Guaranteed Notes due 2026, 0.875%	(5)	12	8	13
Guaranteed Notes due 2027, 3.5%	2	46	2	—
Guaranteed Notes due 2030, 3.375%	(4)	23	17	21
Guaranteed Notes due 2030, 2.25%	(4)	22	20	24
Guaranteed Notes due 2031, 1.625%	(8)	11	3	11
Guaranteed Notes due 2050, 4.2%	(4)	10	9	13
Guaranteed Notes due 2051, 3.625%	(18)	90	72	90
Guaranteed Notes due 2060, 3.8%	(2)	9	7	9
Total	$ (48)	$ 235	$ 147	$ 195

Fair value adjustments are recognized in Interest expense in the Consolidated Statements of Income.

Short-term loans, notes and other debt consisted of the following at December 31:

Millions of dollars	2023	2022
U.S. Receivables Facility	$ —	$ —
Commercial paper	—	200
Precious metal financings	117	131
Other	—	18
Total Short-term debt	$ 117	$ 349

Aggregate maturities of debt during the next five years are $899 million in 2024, which includes $775 million that remains outstanding under our 5.75% Senior Notes due 2024, $498 million in 2025, $554 million in 2026, $892 million in 2027, $1 million in 2028 and $8,699 million thereafter.

Long-Term Debt

*Senior Revolving Credit Facility—*Our $3,250 million senior unsecured revolving credit facility (the "Senior Revolving Credit Facility"), which expires in November 2026, may be used for dollar and euro denominated borrowings. The facility has a $200 million sub-limit for dollar and euro denominated letters of credit, a $1,000 million uncommitted accordion feature, and supports our commercial paper program. In May 2023, we amended our Senior Revolving Credit Facility to update the interest rate benchmark to reference the secured overnight financing rate ("SOFR") rather than the London Interbank Offered Rate ("LIBOR"). Borrowings under the facility bear interest at either a base rate, SOFR or EURIBOR rate, plus an applicable margin. Additional fees are incurred for the average daily unused commitments. At December 31, 2023, we had no borrowings or letters of credit outstanding and $3,250 million of unused availability under this facility.

The facility contains customary covenants and warranties, including specified restrictions on indebtedness and liens. Additionally, we are required to maintain a maximum leverage ratio (calculated as the ratio of total net funded debt to consolidated earnings before interest, taxes and depreciation and amortization, both as defined in the Amended and Restated Credit Agreement) financial covenant 3.50 to 1.00. In the event an acquisition meeting certain thresholds is consummated we can elect to increase the maximum leverage ratio for each of the first six fiscal quarters ending after such acquisition as indicated in the Amended and Restated Credit Agreement.

*Covenants and Provisions—*Our $300 million 8.1% guaranteed notes due 2027, which are guaranteed by LyondellBasell Industries Holdings B.V., a wholly owned subsidiary of LyondellBasell Industries N.V., contain certain restrictions with respect to the level of maximum debt that can be incurred and security that can be granted by certain operating companies that are direct or indirect wholly owned subsidiaries of LyondellBasell Industries Holdings B.V. These notes contain customary provisions for default, including, among others, the non-payment of principal and interest, certain failures to perform or observe obligations under the Agreement on the notes, the occurrence of certain defaults under other indebtedness, failure to pay certain indebtedness and the insolvency or bankruptcy of certain LyondellBasell Industries N.V. subsidiaries.

The indentures governing all other notes contain limited covenants, including those restricting our ability and the ability of our subsidiaries to incur indebtedness secured by significant property or by capital stock of subsidiaries that own significant property, enter into certain sale and lease-back transactions with respect to any significant property or enter into consolidations, mergers or sales of all or substantially all of our assets.

We may redeem some of our notes at any time in whole, or from time to time in part, prior to their respective maturity dates, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (discounted at the applicable treasury yield or comparable government bond rate plus their respective basis points) on the notes to be redeemed. Some of our notes may also be redeemed prior to their respective maturity dates, at a redemption price equal to 100% of the principal amount of the notes redeemed plus accrued and unpaid interest. Certain notes are also redeemable upon certain tax events.

Further, our Senior Notes due 2024 may be redeemed and repaid, in whole at any time or in part from time to time prior to the date that is 90 days prior to the scheduled maturity date of the notes at a redemption price equal to 100% of the principal amount of the notes redeemed plus a premium for each note redeemed equal to the greater of 1.00% of the then outstanding principal amount of the note and the excess of: (a) the present value at such redemption date of (i) the principal amount of the note at maturity plus (ii) all required interest payments due on the note through maturity (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (b) the outstanding principal amount of the note. These notes may also be redeemed, in whole or in part, at any time on or after the date which is 90 days prior to the final maturity date of the notes, at a redemption price equal to 100% of the principal amount of the notes redeemed plus accrued and unpaid interest.

As of December 31, 2023, we are in compliance with our debt covenants.

*Guaranteed Notes due 2033—*In May 2023, LYB International Finance III, LLC ("LYB Finance III"), a wholly owned finance subsidiary of LyondellBasell Industries N.V., issued $500 million of 5.625% guaranteed notes due 2033 (the "2033 Notes") at a discounted price of 99.895%. Net proceeds from the sale of the notes totaled $495 million, after deducting underwriting discounts and offering expenses.

The 2033 Notes are the first green financing instruments we have issued related to our green financing framework. Net proceeds from the sale of the 2033 Notes are being used to finance or refinance, in whole or in part, new or existing eligible green projects in the areas of circular economy, renewable energy, pollution prevention and control, and energy efficiency. As of December 31, 2023, we have allocated approximately $195 million of proceeds towards qualifying projects. This includes approximately $155 million related to new eligible green projects in 2023 with the remaining allocated to existing eligible green projects in 2022 and 2021. Pending the full allocation of the net proceeds, any portion that has not been allocated to eligible green projects will be managed in accordance with our normal liquidity management practices.

Guaranteed Notes due 2023—In July 2023, we repaid the $425 million remaining of outstanding principal on our 4.0% guaranteed notes due 2023.

Debt Extinguishment Costs—In 2021, in conjunction with the redemptions of certain of our outstanding notes, we recognized $130 million of debt extinguishment costs which are reflected in Interest expense in the Consolidated Statements of Income. The debt extinguishment costs include $150 million paid for make-whole premiums and non-cash charges of $16 million for the write-off of unamortized debt discount and issuance costs, partially offset by a gain of $36 million resulting from the write-off of the cumulative fair value hedge accounting adjustments.

Short-Term Debt

U.S. Receivables Facility—Our U.S. Receivables Facility, which expires in June 2024, has a purchase limit of $900 million in addition to a $300 million uncommitted accordion feature. This facility provides liquidity through the sale or contribution of trade receivables by certain of our U.S. subsidiaries to a wholly owned, bankruptcy-remote subsidiary on an ongoing basis and without recourse. The bankruptcy-remote subsidiary may then, at its option and subject to a borrowing base of eligible receivables, sell undivided interests in the pool of trade receivables to financial institutions participating in the facility ("Purchasers"). The sale of the undivided interest in the pool of trade receivables is accounted for as a secured borrowing in the Consolidated Balance Sheets. We are responsible for servicing the receivables. We pay variable interest rates on our secured borrowings. Additional fees are incurred for the average daily unused commitments. In May 2023, we amended our U.S. Receivables Facility to update the interest rate benchmark to reference SOFR rather than LIBOR. In the event of liquidation, the bankruptcy-remote subsidiary's assets will be used to satisfy the claims of the Purchasers prior to any assets or value in the bankruptcy-remote subsidiary becoming available to us. This facility also provides for the issuance of letters of credit up to $200 million. Performance obligations under the facility are guaranteed by LyondellBasell Industries N.V. The term of the facility may be extended in accordance with the terms of the agreement. The facility is also subject to customary warranties and covenants, including limits and reserves and the maintenance of specified financial ratios. Under the terms of the U.S. Receivable Facility we are required to maintain a maximum leverage ratio consistent with the terms of the Senior Revolving Credit Facility as discussed above. At December 31, 2023, there were no borrowings or letters of credit outstanding and $900 million unused availability under the facility.

Commercial Paper Program—We have a commercial paper program under which we may issue up to $2,500 million of privately placed, unsecured, short-term promissory notes ("commercial paper"). This program is backed by our $3,250 million Senior Revolving Credit Facility. Proceeds from the issuance of commercial paper may be used for general corporate purposes, including dividends and share repurchases. At December 31, 2023, we had no outstanding borrowings of commercial paper.

Precious Metal Financings—We enter into lease agreements for precious metals which are used in our production processes. Precious metal borrowings are classified as Short-term debt or Long-term debt, other, based on the maturities of the lease agreements.

Weighted Average Interest Rate—At December 31, 2023 and 2022, our weighted average interest rate on outstanding Short-term debt was 1.9% and 3.7%, respectively.

Additional Information

*Debt Discount and Issuance Costs—*Amortization of debt discount and debt issuance costs resulted in amortization expense of $9 million, $14 million and $35 million for the years ended December 31, 2023, 2022 and 2021, respectively, which is included in Interest expense in the Consolidated Statements of Income.

*Other Information—*LYB International Finance B.V., LYB International Finance II B.V., and LYB International Finance III, LLC ("LYB Finance subsidiaries") are wholly owned finance subsidiaries of LyondellBasell Industries N.V. Any debt securities issued by LYB Finance subsidiaries will be fully and unconditionally guaranteed by LyondellBasell Industries N.V., and no other subsidiaries of LyondellBasell Industries N.V. guarantees these securities. Our unsecured notes rank equally in right of payment to each respective finance subsidiary's existing and future unsecured indebtedness and to all of LyondellBasell Industries N.V.'s existing and future unsubordinated indebtedness. There are no significant restrictions that would impede LyondellBasell Industries N.V., as guarantor, from obtaining funds by dividend or loan from its subsidiaries.

13. Leases

*Operating Leases—*The majority of our leases are operating leases. We lease storage tanks, terminal facilities, land, office facilities, railcars, pipelines, barges, plant equipment and other equipment. As of December 31, 2023 and 2022, our Operating lease assets were $1,529 million and $1,725 million, respectively. As of December 31, 2023 and 2022, Operating lease liabilities totaled $1,769 million and $1,854 million of which $360 million and $344 million, respectively, are current and recorded in Accrued and other current liabilities. These values were derived using a weighted average discount rate of 3.8% and 3.4% as of December 31, 2023 and 2022, respectively.

Substantially all of our operating leases have remaining lease terms of 20 years or less and have a weighted-average remaining lease term of 9 years. Certain lease agreements include options to renew the lease, at our discretion, for approximately 1 year to 20 years and do not materially impact our operating lease assets or operating lease liabilities.

Maturities of operating lease liabilities as of December 31, 2023, are as follows:

Millions of dollars		
2024	$	415
2025		339
2026		280
2027		230
2028		150
Thereafter		662
Total lease payments		2,076
Less: Imputed interest		(307)
Present value of lease liabilities	$	1,769

Operating lease costs were $570 million, $536 million and $418 million for the years ended December 31, 2023, 2022 and 2021, respectively, which are reflected in the Consolidated Statements of Income.

In connection with the planned exit from the refinery business, announced in April 2022, we recognized accelerated lease amortization costs of $110 million and $91 million for the years ended December 31, 2023 and 2022, respectively, which is included in operating lease cost. See Note 21 to the Consolidated Financial Statements for additional information.

Cash paid for amounts included in the measurement of Operating lease liabilities totaled $447 million, $423 million and $406 million for the years ended December 31, 2023, 2022 and 2021, respectively. Leased assets obtained in exchange for new operating lease liabilities totaled $312 million, $248 million and $822 million for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, we have entered into operating leases, with an undiscounted value of $148 million, primarily for buildings that have not yet commenced. These leases which will commence in 2024 and 2025, have lease terms ranging from 2 to 12 years.

14. Financial Instruments and Fair Value Measurements

We are exposed to market risks, such as changes in commodity pricing, interest rates and currency exchange rates. To manage the volatility related to these exposures, we selectively enter into derivative contracts pursuant to our risk management policies.

Financial Instruments Measured at Fair Value on a Recurring Basis—The following table summarizes financial instruments outstanding for the periods presented that are measured at fair value on a recurring basis:

	Fair Value		
Millions of dollars	**December 31, 2023**	**December 31, 2022**	**Balance Sheet Classification**
Assets—			
Derivatives designated as hedges:			
Commodities	$ 1	$ —	Prepaid expenses and other current assets
Foreign currency	44	109	Prepaid expenses and other current assets
Foreign currency	45	133	Other assets
Interest rates	38	16	Prepaid expenses and other current assets
Interest rates	—	25	Other assets
Derivatives not designated as hedges:			
Commodities	98	27	Prepaid expenses and other current assets
Foreign currency	3	—	Prepaid expenses and other current assets
Total	$ 229	$ 310	
Liabilities—			
Derivatives designated as hedges:			
Commodities	$ 109	$ 14	Accrued and other current liabilities
Commodities	33	—	Other liabilities
Foreign currency	40	15	Accrued and other current liabilities
Foreign currency	32	8	Other liabilities
Interest rates	31	23	Accrued and other current liabilities
Interest rates	172	229	Other liabilities
Derivatives not designated as hedges:			
Commodities	52	11	Accrued and other current liabilities
Commodities	—	3	Other liabilities
Foreign currency	10	6	Accrued and other current liabilities
Total	$ 479	$ 309	

The financial instruments in the table above are classified as Level 2. We present the gross assets and liabilities of our derivative instruments on the Consolidated Balance Sheets.

Financial Instruments Not Measured at Fair Value on a Recurring Basis—The following table presents the carrying value and estimated fair value of our Short-term precious metal financings and Long-term debt:

	December 31, 2023		December 31, 2022	
Millions of dollars	**Carrying Value**	**Fair Value**	**Carrying Value**	**Fair Value**
Precious metal financings	$ 117	$ 114	$ 131	$ 113
Long-term debt	10,316	9,225	10,517	8,882
Total	$ 10,433	$ 9,339	$ 10,648	$ 8,995

The financial instruments in the table above are classified as Level 2. Our other financial instruments classified within Current assets and Current liabilities have a short maturity and their carrying value generally approximates fair value.

Derivative Instruments:

Commodity Prices—We are exposed to commodity price volatility related to purchases of various feedstocks and sales of our products. We use over-the-counter commodity swaps, options and exchange traded futures contracts to manage these risks, including through cash flow hedging relationships.

The following table presents the notional amounts of our outstanding commodity derivative instruments:

	Notional Amount			
Millions of units	**December 31, 2023**	**December 31, 2022**	**Unit of Measure**	**Maturity Date**
Derivatives designated as hedges:				
Natural gas	72	5	MMBtu	2024 to 2026
Ethane	18	—	Bbl	2024 to 2025
Power	1	—	MWhs	2024 to 2026
Refined products	1	—	Bbl	2024
Derivatives not designated as hedges:				
Crude oil	12	2	Bbl	2024
Refined products	16	2	Bbl	2024
Precious metals	1	1	Troy Ounces	2024
Renewable Identification Numbers	59	—	RINs	2024

Interest Rates—We are exposed to interest rate risk with respect to our fixed-rate and variable-rate debt. Fluctuations in interest rates impact the fair value of fixed-rate debt and expose us to the risk that we may need to refinance debt at higher rates. Fluctuations in interest rates also impact interest expense from our variable-rate debt. We use forward-starting interest rate swaps that are designated as cash flow hedges to mitigate the risk that benchmark rates will increase in connection with future financing activities. We also use interest rate swaps that are designated as fair value hedges to mitigate the changes in the fair value of our fixed-rate debt by effectively converting it to variable-rate debt. See Note 12 to the Consolidated Financial Statements for additional information.

The following table presents the notional amounts of our outstanding interest rate derivative instruments:

| | Notional Amount | | |
	December 31, 2023	December 31, 2022	Maturity Date
Millions of dollars			
Cash flow hedges	$ 200	$ 400	2024
Fair value hedges	2,171	2,164	2025 to 2031

Foreign Currency Rates—We have significant worldwide operations. The functional currencies of our operating subsidiaries are primarily the U.S. dollar and the euro. We enter into transactions denominated in currencies other than our designated functional currencies that create foreign currency exposure. We enter foreign currency contracts to economically hedge foreign currency risk related to recognized foreign currency monetary assets and liabilities. Changes in the fair value of such forward and swap contracts are reported in the Consolidated Statements of Income and offset, in part, currency remeasurement results. In the past, we have entered euro-denominated debt that was designated as a net investment hedge. Other (expense) income, net, in the Consolidated Statements of Income reflected foreign currency losses of $34 million, $14 million and $2 million in 2023, 2022 and 2021, respectively.

We enter foreign currency contracts that are designated as net investment hedges to manage the impacts of foreign currency translation of our net investments in foreign operations. We also enter foreign currency contracts that are designated as cash flow hedges to manage the variability in cash flows associated with intercompany debt balances.

The following table presents the notional amounts of our outstanding foreign currency derivative instruments:

| | Notional Amount | | |
	December 31, 2023	December 31, 2022	Maturity Date
Millions of dollars			
Net investment hedges	$ 3,289	$ 3,128	2024 to 2030
Cash flow hedges	1,150	1,150	2024 to 2027
Not designated	555	396	2024 to 2025

Impact on Earnings and Other Comprehensive Income (loss)—The following tables summarize the pre-tax effect of derivative and non-derivative instruments recorded in Accumulated other comprehensive loss ("AOCI"), the gains (losses) reclassified from AOCI to earnings and additional gains (losses) recognized directly in earnings:

	Effect of Derivative Instruments			
	Year Ended December 31, 2023			
	Balance Sheet		**Income Statement**	
Millions of dollars	**Gain (Loss) Recognized in AOCI**	**Gain (Loss) Reclassified from AOCI to Income**	**Additional Gain (Loss) Recognized in Income**	**Income Statement Classification**
Derivatives designated as hedges:				
Commodities	$ (2)	$ —	$ —	Sales and other operating revenues
Commodities	(157)	33	—	Cost of sales
Foreign currency	(142)	31	70	Interest expense
Interest rates	17	5	(20)	Interest expense
Derivatives not designated as hedges:				
Commodities	—	—	188	Sales and other operating revenues
Commodities	—	—	(130)	Cost of sales
Foreign currency	—	—	(29)	Other (expense) income, net
Total	$ (284)	$ 69	$ 79	

	Year Ended December 31, 2022			
	Balance Sheet		**Income Statement**	
Millions of dollars	**Gain (Loss) Recognized in AOCI**	**Gain (Loss) Reclassified from AOCI to Income**	**Additional Gain (Loss) Recognized in Income**	**Income Statement Classification**
Derivatives designated as hedges:				
Commodities	$ 21	$ (59)	$ —	Cost of sales
Foreign currency	308	(75)	69	Interest expense
Interest rates	296	6	(227)	Interest expense
Derivatives not designated as hedges:				
Commodities	—	—	72	Sales and other operating revenues
Commodities	—	—	(22)	Cost of sales
Foreign currency	—	—	(60)	Other (expense) income, net
Total	$ 625	$ (128)	$ (168)	

	Year Ended December 31, 2021			
	Balance Sheet		Income Statement	
Millions of dollars	**Gain (Loss) Recognized in AOCI**	**Gain (Loss) Reclassified from AOCI to Income**	**Additional Gain (Loss) Recognized in Income**	**Income Statement Classification**
Derivatives designated as hedges:				
Commodities	$ 54	$ (34)	$ —	Cost of sales
Foreign currency	406	(216)	37	Interest expense
Interest rates	75	6	(7)	Interest expense
Derivatives not designated as hedges:				
Commodities	—	—	20	Sales and other operating revenues
Commodities	—	—	69	Cost of sales
Foreign currency	—	—	(35)	Other (expense) income, net
Total	$ 535	$ (244)	$ 84	

Amounts excluded from the assessment of effectiveness for foreign currency contracts designated as net investment hedges recognized in other comprehensive income (loss) or Interest expense for the years ended December 31, 2023, 2022 and 2021 were immaterial.

As of December 31, 2023, on a pre-tax basis, $5 million is scheduled to be reclassified from Accumulated other comprehensive loss as an increase to interest expense over the next twelve months.

Other Financial Instruments:

Cash and Cash Equivalents—At December 31, 2023 and 2022, we had marketable securities classified as Cash and cash equivalents of $2,432 million and $1,191 million, respectively.

15. Pension and Other Post-retirement Benefits

We have defined benefit pension plans which cover employees in the U.S. and various other countries. We also sponsor post-retirement benefit plans other than pensions that provide medical benefits to certain of our U.S., Canadian and French employees. In addition, we provide other post-employment benefits such as early retirement and deferred compensation severance benefits to employees of certain non-U.S. countries. We use a measurement date of December 31 for all of our benefit plans.

Pension Benefits—The following tables provide a reconciliation of projected benefit obligations, plan assets and the funded status of our U.S. and non-U.S. defined benefit pension plans:

| | Year Ended December 31, | | | |
| | 2023 | | 2022 | |
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in benefit obligation:				
Benefit obligation, beginning of period	$ 1,140	$ 1,276	$ 1,916	$ 1,924
Service cost	51	22	48	35
Interest cost	57	51	48	26
Actuarial (gain) loss	(13)	19	(356)	(523)
Plan amendments	—	—	—	4
Benefits paid	(80)	(53)	(56)	(51)
Participant contributions	—	2	—	1
Settlement	—	(1)	(460)	(6)
Foreign exchange effects	—	47	—	(134)
Benefit obligation, end of period	1,155	1,363	1,140	1,276
Change in plan assets:				
Fair value of plan assets, beginning of period	1,021	733	1,743	1,082
Actual return on plan assets	10	(53)	(206)	(275)
Company contributions	9	51	—	58
Benefits paid	(80)	(53)	(56)	(51)
Participant contributions	—	2	—	1
Settlement	—	(1)	(460)	(6)
Foreign exchange effects	—	26	—	(76)
Fair value of plan assets, end of period	960	705	1,021	733
Funded status of continuing operations, end of period	$ (195)	$ (658)	$ (119)	$ (543)

Amounts recognized in the Consolidated Balance Sheets consists of the following:

	December 31, 2023		December 31, 2022	
Millions of dollars	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**
Prepaid benefit cost, long-term	$ —	$ 39	$ 12	$ 50
Accrued benefit liability, current	—	(30)	—	(26)
Accrued benefit liability, long-term	(195)	(667)	(131)	(567)
Funded status of continuing operations, end of period	$ (195)	$ (658)	$ (119)	$ (543)

Amounts recognized in Accumulated other comprehensive loss include the following:

	December 31, 2023		December 31, 2022	
Millions of dollars	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**
Actuarial and investment loss	$ 303	$ 140	$ 274	$ 39
Prior service cost	—	27	—	29
Balance, end of period	$ 303	$ 167	$ 274	$ 68

The following additional information is presented for our U.S. and non-U.S. pension plans:

	December 31, 2023		December 31, 2022	
Millions of dollars	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**
Accumulated benefit obligation for defined benefit plans	$ 1,129	$ 1,252	$ 1,114	$ 1,185

Pension plans with projected benefit obligations in excess of the fair value of assets are summarized as follows:

	December 31, 2023		December 31, 2022	
Millions of dollars	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**
Projected benefit obligations	$ 1,155	$ 839	$ 667	$ 720
Fair value of assets	960	142	536	127

Pension plans with accumulated benefit obligations in excess of the fair value of assets are summarized as follows:

	December 31, 2023		December 31, 2022	
Millions of dollars	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**
Accumulated benefit obligations	$ 1,129	$ 718	$ 655	$ 582
Fair value of assets	960	109	536	52

Components of net periodic pension costs for our U.S. and non-U.S. plans are as follows:

	U.S. Plans					
	Year Ended December 31,					
Millions of dollars	**2023**		**2022**		**2021**	
Service cost	$	51	$	48	$	60
Interest cost		57		48		36
Expected return on plan assets		(69)		(97)		(114)
Settlement loss		—		103		27
Actuarial loss amortization		18		20		35
Net periodic benefit cost	$	57	$	122	$	44

	Non-U.S. Plans					
	Year Ended December 31,					
Millions of dollars	**2023**		**2022**		**2021**	
Service cost	$	22	$	35	$	42
Interest cost		51		26		20
Expected return on plan assets		(28)		(18)		(17)
Settlement loss		—		—		1
Prior service cost amortization		3		3		3
Actuarial (gain) loss amortization		(1)		7		15
Net periodic benefit cost	$	47	$	53	$	64

In May 2022, a LyondellBasell sponsored pension plan purchased a group annuity contract from an insurance company to transfer $361 million of our outstanding pension benefit obligations related to certain U.S. retirees and beneficiaries. The purchase of the group annuity contract was funded with pension plan assets. The insurance company is now required to pay and administer the retirement benefits owed to approximately 9,000 U.S. retirees and beneficiaries with no change to their monthly retirement benefit payment amounts. In connection with this transaction, in the second quarter of 2022, we recognized a non-cash pension settlement loss of $80 million, reflected in Other (expense) income, net, primarily related to the accelerated recognition of actuarial losses included in Accumulated other comprehensive loss.

The actual and target asset allocations for our plans are as follows:

	2023		2022	
	Actual	**Target**	**Actual**	**Target**
Canada				
Fixed income	100 %	100 %	100 %	100 %
United Kingdom—Lyondell Chemical Plans				
Equity securities	39 %	38 %	34 %	38 %
Fixed income	61 %	62 %	66 %	62 %
United Kingdom—Basell Plans				
Equity securities	26 %	25 %	22 %	25 %
Fixed income	74 %	75 %	78 %	75 %
United Kingdom—A. Schulman Plans				
Equity securities and growth assets	27 %	25 %	22 %	25 %
Fixed income and matching assets	73 %	75 %	78 %	75 %
United States				
Equity securities	40 %	40 %	35 %	35 %
Fixed income	41 %	45 %	38 %	39 %
Alternatives	19 %	15 %	27 %	26 %

We estimate contributions to our defined benefit plans in 2024 will be $43 million and $54 million for the U.S. and non-U.S. plans, respectively.

As of December 31, 2023, future expected benefit payments by our pension plans which reflect expected future service, as appropriate, are as follows:

Millions of dollars	**U.S.**	**Non-U.S.**
2024	$ 125	$ 64
2025	117	62
2026	96	64
2027	97	66
2028	99	68
2029 through 2033	499	376

The following tables set forth the principal assumptions on discount rates, projected rates of compensation increase and expected rates of return on plan assets, where applicable. These assumptions vary for the different plans, as they are determined in consideration of local conditions.

The weighted average assumptions used in determining the net benefit liabilities for our pension plans were as follows at December 31:

	2023		2022	
	U.S.	**Non-U.S.**	**U.S.**	**Non-U.S.**
Discount rate	5.80 %	4.00 %	5.50 %	3.99 %
Rate of compensation increase	4.68 %	3.58 %	4.65 %	2.66 %
Cash balance interest credit rate	4.54 %	— %	3.80 %	— %

The weighted average assumptions used in determining net benefit costs for our pension plans were as follows:

| | Year Ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	5.50 %	3.99 %	2.80 %	1.45 %	2.54 %	0.99 %
Expected return on plan assets	7.25 %	3.57 %	7.25 %	1.85 %	7.25 %	1.44 %
Rate of compensation increase	4.65 %	2.66 %	4.74 %	2.64 %	4.63 %	2.55 %

The discount rate assumptions reflect the rates at which the benefit obligations could be effectively settled, based on the yields of high-quality long-term bonds where the term closely matches the term of the benefit obligations. We measure service and interest costs by applying the specific spot rates along that same yield curve to the projected cash flows of the plans. This approach provides a more precise measurement of service and interest costs. The weighted average expected long-term rate of return on assets in our U.S. plans of 7.25% is based on the average level of earnings that our independent pension investment adviser had advised could be expected to be earned over a fifteen to twenty year time period consistent with the target asset allocation of the plans, historical capital market performance, historical plan performance (since the 1997 inception of the U.S. Master Trust) and a forecast of expected future asset returns. The weighted average expected long-term rate of return on assets in our non-U.S. plans of 3.57% is based on expectations and asset allocations that vary by region. We review these long-term assumptions on a periodic basis.

Actual rates of return may differ from the expected rate due to the volatility normally experienced in capital markets. Assets are externally managed by professional investment firms over the long term to achieve optimal returns with an acceptable level of risk and volatility in order to meet the benefit obligations of the plans as they come due.

Our pension plans have not directly invested in securities of LyondellBasell N.V., and there have been no significant transactions between any of the pension plans and the Company or related parties thereof.

The pension investments that are measured at fair value are summarized below:

| | December 31, 2023 | | | |
Millions of dollars	Fair Value	Level 1	Level 2	Level 3
U.S.				
Common and preferred stock	$ 155	$ 155	$ —	$ —
Commingled funds measured at net asset value	342			
Fixed income securities	53	—	53	—
Real estate measured at net asset value	80			
Hedge funds measured at net asset value	42			
Private equity measured at net asset value	65			
U.S. government securities	206	206		—
Cash and cash equivalents	40	40	—	—
Total U.S. Pension Assets	$ 983	$ 401	$ 53	$ —

Millions of dollars	December 31, 2023			
	Fair Value	Level 1	Level 2	Level 3
Non-U.S.				
Insurance arrangements	$ 474	$ —	$ —	$ 474
Commingled funds measured at net asset value	228			
Cash and cash equivalents	1	1	—	—
Total Non-U.S. Pension Assets	$ 703	$ 1	$ —	$ 474

Millions of dollars	December 31, 2022			
	Fair Value	Level 1	Level 2	Level 3
U.S.				
Common and preferred stock	$ 142	$ 142	$ —	$ —
Commingled funds measured at net asset value	357			
Real estate measured at net asset value	100			
Hedge funds measured at net asset value	119			
Private equity measured at net asset value	60			
U.S. government securities	223	223	—	—
Cash and cash equivalents	27	27	—	—
Total U.S. Pension Assets	$ 1,028	$ 392	$ —	$ —

Millions of dollars	December 31, 2022			
	Fair Value	Level 1	Level 2	Level 3
Non-U.S.				
Insurance arrangements	$ 492	$ —	$ —	$ 492
Commingled funds measured at net asset value	239			
Cash and cash equivalents	1	1	—	—
Total Non-U.S. Pension Assets	$ 732	$ 1	$ —	$ 492

Certain non-U.S. plans have investments in a pooled asset portfolio which are treated as a nonparticipating insurance contract. The associated plan assets underlying the insurance arrangement are measured at the cash surrender value, which is derived primarily from an actuarial determination of the discounted benefits cash flows. As such, these assets are considered as using significant unobservable inputs (Level 3). These defined benefits pension plan assets at December 31, 2022 were valued at $492 million and has decreased to $474 million at December 31, 2023. The change is due primarily to the reduction of the assets in relation with the increase of the discount rate from 2022 to 2023.

The fair value measurements of the investments in certain entities that calculate net asset value per share as of December 31, 2023 are as follows:

Millions of dollars	Fair Value		Unfunded Commitments		Remaining Life	Redemption Frequency (if currently eligible)	Trade to Settlement Terms	Redemption Notice Period
U.S.								
Commingled fund investing in Domestic Equity	$	168	$	—	N/A	daily	1 to 3 days	3 to 4 days
Commingled fund investing in International Equity		68		—	N/A	daily	1 to 3 days	3 days
Commingled fund investing in Fixed Income		106		—	N/A	daily	1 to 3 days	3 to 7 days
Real Estate		80		11	10 years	quarterly	15 to 25 days	45 to 90 days
Hedge Funds		42		—	N/A	quarterly	10 to 30 days	20 to 90 days
Private Equity		65		14	10 years	Not eligible	N/A	N/A
Total U.S.	$	529	$	25				

Millions of dollars	Fair Value		Unfunded Commitments		Remaining Life	Redemption Frequency (if currently eligible)	Trade to Settlement Terms	Redemption Notice Period
Non-U.S.								
Commingled fund investing in Domestic Equity	$	23	$	—	N/A	1 to 7 days	1 to 3 days	1 to 3 days
Commingled fund investing in International Equity		24		—	N/A	1 to 7 days	1 to 3 days	1 to 3 days
Commingled fund investing in Fixed Income		181		—	N/A	daily	1 to 3 days	3 days
Total Non-U.S.	$	228	$	—				

The fair value measurements of the investments in certain entities that calculate net asset value per share as of December 31, 2022 are as follows:

Millions of dollars	Fair Value		Unfunded Commitments		Remaining Life	Redemption Frequency (if currently eligible)	Trade to Settlement Terms	Redemption Notice Period
U.S.								
Commingled fund investing in Domestic Equity	$	148	$	—	N/A	daily	1 to 3 days	3 to 4 days
Commingled fund investing in International Equity		65		—	N/A	daily	1 to 3 days	3 days
Commingled fund investing in Fixed Income		144		—	N/A	daily	1 to 3 days	3 to 7 days
Real Estate		100		13	10 years	quarterly	15 to 25 days	45 to 90 days
Hedge Funds		119		—	N/A	quarterly	10 to 30 days	20 to 90 days
Private Equity		60		18	10 years	Not eligible	N/A	N/A
Total U.S.	$	636	$	31				

Millions of dollars	Fair Value		Unfunded Commitments		Remaining Life	Redemption Frequency (if currently eligible)	Trade to Settlement Terms	Redemption Notice Period
Non-U.S.								
Commingled fund investing in Domestic Equity	$	20	$	—	N/A	1 to 7 days	1 to 3 days	1 to 3 days
Commingled fund investing in International Equity		21		—	N/A	1 to 7 days	1 to 3 days	1 to 3 days
Commingled fund investing in Fixed Income		198		—	N/A	daily	1 to 3 days	3 days
Total Non-U.S.	$	239	$	—				

Other Post-retirement Benefits—We sponsor unfunded health care and life insurance plans covering certain eligible retired employees and their eligible dependents. Generally, the medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverage. Life insurance benefits are generally provided by insurance contracts. We retain the right, subject to existing agreements, to modify or eliminate these benefits.

The following tables provide a reconciliation of benefit obligations of our unfunded other post-retirement benefit plans:

	Year Ended December 31,			
	2023		2022	
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in benefit obligation:				
Benefit obligation, beginning of period	$ 153	$ 41	$ 203	$ 68
Service cost	1	1	1	2
Interest cost	7	2	5	1
Actuarial gain	—	(4)	(40)	(23)
Benefits paid	(25)	(1)	(23)	(1)
Participant contributions	6	—	7	—
Foreign exchange effects	—	—	—	(6)
Benefit obligation, end of period	142	39	153	41
Change in plan assets:				
Fair value of plan assets, beginning of period	—	—	—	—
Employer contributions	19	1	16	1
Participant contributions	6	—	7	—
Benefits paid	(25)	(1)	(23)	(1)
Fair value of plan assets, end of period	—	—	—	—
Funded status, end of period	$ (142)	$ (39)	$ (153)	$ (41)

Amounts recognized in the Consolidated Balance Sheets are as follows:

	December 31, 2023		December 31, 2022	
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Accrued benefit liability, current	$ (14)	$ (1)	$ (14)	$ (1)
Accrued benefit liability, long-term	(128)	(38)	(139)	(40)
Funded status, end of period	$ (142)	$ (39)	$ (153)	$ (41)

Amounts recognized in Accumulated other comprehensive loss are as follows:

	December 31, 2023		December 31, 2022	
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Actuarial and investment income	$ 79	$ 21	$ 89	$ 18
Prior service cost	—	(1)	—	(1)
Balance, end of period	$ 79	$ 20	$ 89	$ 17

The components of net periodic other post-retirement costs are as follows:

| | U.S. Plans | | | | | |
| | Year Ended December 31, | | | | | |
Millions of dollars	2023		2022		2021	
Service cost	$	1	$	1	$	1
Interest cost		7		5		4
Actuarial gain amortization		(10)		(5)		(6)
Net periodic benefit cost	$	(2)	$	1	$	(1)

| | Non-U.S. Plans | | | | | |
| | Year Ended December 31, | | | | | |
Millions of dollars	2023		2022		2021	
Service cost	$	1	$	2	$	3
Interest cost		2		1		1
Actuarial (gain) loss amortization		(1)		—		2
Net periodic benefit cost	$	2	$	3	$	6

The following tables set forth the assumed health care cost trend rates for our U.S. and Non-U.S. Plans:

| | U.S. Plans | |
| | December 31, | |
	2023	2022
Immediate trend rate	6.3 %	6.5 %
Ultimate trend rate (the rate to which the cost trend rate is assumed to decline)	4.5 %	4.5 %
Year that the rate reaches the ultimate trend rate	2031	2031

	Non-U.S. Plans			
	Canada		France	
	December 31,		December 31,	
	2023	2022	2023	2022
Immediate trend rate	4.5 %	4.5 %	4.8 %	4.5 %
Ultimate trend rate (the rate to which the cost trend rate is assumed to decline)	4.5 %	4.5 %	4.8 %	4.5 %
Year that the rate reaches the ultimate trend rate	—	—	—	—

The health care cost trend rate assumption does not typically have a significant effect on the amounts reported due to limits on maximum contribution levels to the medical plans.

The weighted average assumptions used in determining the net benefit liabilities for our other post-retirement benefit plans were as follows:

| | December 31, | | | |
| | 2023 | | 2022 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	5.74 %	4.36 %	5.44 %	3.95 %
Rate of compensation increase	4.13 %	—	4.16 %	—

The weighted average assumptions used in determining the net benefit costs for our other post-retirement benefit plans were as follows:

| | Year Ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	5.44 %	3.95 %	2.75 %	1.47 %	2.48 %	1.10 %
Rate of compensation increase	4.16 %	—	4.18 %	—	4.19 %	—

As of December 31, 2023, future expected benefit payments by our other post-retirement benefit plans, which reflect expected future service, as appropriate, were as follows:

Millions of dollars	U.S.	Non-U.S.
2024	$ 14	$ 1
2025	14	1
2026	14	1
2027	14	1
2028	13	1
2029 through 2033	60	8

Accumulated Other Comprehensive Loss—In 2023, pension benefits actuarial loss and other post-retirement benefits actuarial gain of $146 million and $4 million, respectively, are primarily due to changes in discount rate assumption and updated actuarial assumptions. In 2022, pension benefits actuarial gain and other post-retirement benefits actuarial gain of $281 million and $65 million, respectively, are primarily due to changes in discount rate assumption and updated actuarial assumptions.

Deferred income taxes related to amounts in Accumulated other comprehensive loss include provisions of $90 million and $53 million as of December 31, 2023 and 2022, respectively.

Defined Contribution Plans—Most employees in the U.S. and certain non-U.S. countries are eligible to participate in defined contribution plans ("Employee Savings Plan") by contributing a portion of their compensation. We make employer contributions, such as matching contributions, to certain of these plans. The Company also has a nonqualified deferred compensation plan that covers senior management in the U.S. This plan was amended in April 2013 to provide for Company contributions on behalf of certain eligible employees who earn base pay above the IRS annual compensation limit.

The following table provides the Company contributions to the Employee Savings Plans:

| | Company Contributions | | | | | |
| | 2023 | | 2022 | | 2021 | |
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Employee Savings Plans	$ 57	$ 9	$ 53	$ 8	$ 51	$ 8

16. Incentive and Share-Based Compensation

We are authorized to grant RSUs, Stock options, PSUs, and other cash and stock awards under our Long-Term Incentive Plan ("LTIP"). The Compensation and Talent Development Committee oversees our equity award grants, the type of awards, the required performance measures and the timing and duration of each grant. The maximum number of shares of our common stock reserved for issuance under the LTIP is 30,000,000 shares. Assuming a maximum payout for our PSU awards, there were 7,778,231 shares available for issuance as of December 31, 2023.

Total share-based compensation expense and the associated tax benefits are as follows:

| | Year Ended December 31, | | |
Millions of dollars	2023	2022	2021
Compensation Expense:			
Restricted stock units	$ 44	$ 33	$ 30
Stock options	10	8	9
Performance share units	37	29	27
Total	$ 91	$ 70	$ 66
Tax Benefit:			
Restricted stock units	$ 10	$ 8	$ 7
Stock options	2	2	2
Performance share units	9	7	6
Total	$ 21	$ 17	$ 15

Restricted Stock Unit Awards—RSUs entitle the recipient to be paid out an equal number of ordinary shares upon vesting. RSUs generally cliff vest on the third anniversary of the grant date.

The fair value of RSUs is based on the market price of the underlying stock on the date of grant. The weighted average grant date fair value for RSUs granted during the years ended December 31, 2023, 2022 and 2021 was $93.93, $96.14 and $104.43, respectively. The total fair value of RSUs vested and issued was $30 million, $20 million and $27 million during 2023, 2022 and 2021, respectively.

The following table summarizes RSU activity:

	Number of Units (in thousands)	Weighted Average Grant Date Fair Value (per share)
Outstanding at January 1, 2023	848	$ 95.28
Granted	525	93.93
Vested	(347)	89.09
Forfeited	(32)	97.03
Outstanding at December 31, 2023	994	$ 96.67

As of December 31, 2023, the unrecognized compensation cost related to RSUs was $42 million, which is expected to be recognized over a weighted average period of 1.6 years.

Stock Option Awards—Stock options allow employees the opportunity to purchase ordinary shares of stock in the future at an exercise price equal to the market price at the date of grant. The awards generally have a three-year vesting period that vests in equal increments on the first, second and third anniversary of the grant date and have a contractual term of ten years. None of the Stock options are designed to qualify as Incentive Stock Options as defined in Section 422 of the Internal Revenue Code.

The fair value of each Stock option is estimated, based on several assumptions, on the date of grant using the Black-Scholes option valuation model. The principal assumptions utilized in valuing Stock options include the expected stock price volatility (based on our historical stock price volatility over the expected term); the expected dividend yield; and the risk-free interest rate (an estimate based on the yield of a United States Treasury zero coupon bond with a maturity equal to the expected term of the option).

The expected term of Stock options granted is estimated based on the weighted average of historical exercise patterns and the midpoint of the remaining expected life.

In 2022, our board of directors declared a special dividend of $5.20 per share to all shareholders as of June 6, 2022. Pursuant to the anti-dilutive provisions under the award agreement, the Compensation Committee authorized the reduction of the exercise price for all outstanding stock options in an amount equal to the special dividends per share. The reduction in exercise price of $5.20 per share for all outstanding stock options was intended to provide an equitable and proportionate adjustment to holders of stock options as a result of the Company's payment of the special dividend. These adjustments did not result in incremental expense.

The weighted average fair value of Stock options granted and the assumptions used in estimating those fair values are as follows:

| | Year Ended December 31, | | |
	2023	**2022**	**2021**
Weighted average fair value	$ 24.85	$ 24.27	$ 20.49
Fair value assumptions:			
Dividend yield	5.0 %	4.3 %	5.9 %
Expected volatility	39.9-40.2%	39.1-40.7%	39.1-39.4%
Risk-free interest rate	3.5-4.7%	1.9-4.2%	0.9-1.0%
Weighted average expected term, in years	5.7	5.4	5.6

The following table summarizes Stock option activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Term	Aggregate Intrinsic Value (millions of dollars)
Outstanding at January 1, 2023	2,591	$ 87.46		
Granted	455	94.62		
Exercised	(364)	77.03		
Forfeited	(20)	92.72		
Expired	(18)	98.93		
Outstanding at December 31, 2023	2,644	$ 90.01	5.6 years	$ 19
Exercisable at December 31, 2023	1,851	$ 88.05	4.3 years	$ 17

The aggregate intrinsic value of Stock options exercised during the years ended December 31, 2023, 2022 and 2021 was $8 million, $6 million and $7 million, respectively.

As of December 31, 2023, the unrecognized compensation cost related to Stock options was $6 million, which is expected to be recognized over a weighted average period of 1.4 years. During 2023, cash received from the exercise of Stock options was $25 million and the tax benefit associated with these exercises was $2 million.

Performance Share Units Awards —A target number of PSUs is granted to participants at the beginning of a three-year performance period. Final payout of awards, which can range from 0% to 200% of target shares granted, is determined and paid after the performance period. These awards are settled in shares of common stock, and each unit is equivalent to one share of our common stock.

The payout for PSUs granted will be equally based on Total Shareholder Return ("TSR") relative to our peers and a performance metric. The fair value of the portion of the award that vests based on TSR is estimated using a Monte-Carlo simulation. For the other portion of the award, the fair value is determined at the end of each reporting period based on our stock price and the number of shares expected to vest.

The weighted average fair value and the assumptions used in estimating those fair value using a Monte-Carlo simulation are as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Weighted average fair value	$ 128.95	$ 122.15	$ 169.57
Fair value assumptions:			
Expected volatility of LyondellBasell N.V. common stock	38.04 %	48.71%	48.05%
Expected volatility of peer companies	22.82-52.73%	23.12-61.28%	24.30-59.44%
Average correlation coefficient of peer companies	0.52	0.59	0.59
Risk-free interest rate	4.39%	1.69%	0.31%

The following table summarizes PSU activity assuming payout at 100% of target shares:

	Number of Units (in thousands)	Weighted Average Grant Date Fair Value (per share)
Outstanding at January 1, 2023	771	$ 102.07
Granted	421	108.05
Vested	(315)	82.42
Forfeited	(24)	116.46
Outstanding at December 31, 2023	853	$ 116.39

The total fair value of PSUs vested during 2023 was $24 million paid out at 100% of target shares. As of December 31, 2023, the unrecognized compensation cost related to PSUs was $36 million, which is expected to be recognized over a weighted average period of 1.8 years.

Employee Stock Purchase Plan—We have an Employee Share Purchase Plan ("ESPP") which allows participants to purchase our stock at a 10% discount on the lower of the fair market value at either the beginning or end of the purchase period. As a result of the 10% discount and the look-back provision, the ESPP is considered a compensatory plan under generally accepted accounting principles. Total expense related to our ESPP was $4 million in 2023 and $3 million in both 2022 and 2021.

17. Income Taxes

LyondellBasell Industries N.V. is tax resident in the United Kingdom pursuant to a mutual agreement procedure determination ruling between the Dutch and United Kingdom competent authorities and therefore subject solely to the United Kingdom corporate income tax system. LyondellBasell Industries N.V. has little or no taxable income of its own because, as a holding company, it does not conduct any operations. Through our subsidiaries, we have substantial operations world-wide. Taxes are paid on the earnings generated in various jurisdictions where our subsidiaries operate.

The Company operates in multiple jurisdictions with complex legal and tax regulatory environments and is subject to taxes in the U.S. and non-U.S. jurisdictions. We monitor tax law changes and the potential impact to our results of operations. There continues to be increased attention on the tax practices of multinational companies, in particular in the U.S. and Europe where we operate. In 2020, the Organization for Economic Cooperation and Development released Pillar One and Two proposals focused on taxing rights and minimum taxes where we operate, including the United Kingdom. On July 11, 2023, as part of the Finance (No. 2) Act 2023, legislation was enacted in the United Kingdom which introduced an Income Inclusion Rule, known locally as the multinational top-up tax, and domestic minimum top-up tax. This legislation is applicable to periods after December 31, 2023. We continue to assess and monitor legislative changes, however, we do not expect the Pillar Two impact to be material based on the legislation enacted at this stage.

The significant components of the provision for income taxes are as follows:

		Year Ended December 31,				
Millions of dollars		**2023**		**2022**		**2021**
Current:						
U.S. federal	$	261	$	250	$	669
Non-U.S.		160		205		617
State		37		58		75
Total current		458		513		1,361
Deferred:						
U.S. federal		77		369		(103)
Non-U.S.		(36)		(12)		(114)
State		2		12		19
Total deferred		43		369		(198)
Provision for income taxes before tax effects of other comprehensive income		501		882		1,163
Tax effects of elements of other comprehensive income:						
Pension and post-retirement liabilities		(36)		125		67
Financial derivatives		(29)		57		20
Foreign currency translation		(28)		59		45
Total income tax expense in comprehensive income	$	408	$	1,123	$	1,295

Since the proportion of U.S. revenues, assets, operating income and associated tax provisions is significantly greater than any other single taxing jurisdiction within the worldwide group, the reconciliation of the differences between the provision for income taxes and the statutory rate is presented on the basis of the U.S. statutory federal income tax rate of 21% as opposed to the United Kingdom statutory tax rate of 25%. Our effective tax rate for the year ended December 31, 2023 is 19.1%.

Our effective income tax rate fluctuates based on, among other factors, changes in pre-tax income in countries with varying statutory tax rates, changes in valuation allowances, changes in foreign exchange gains/losses, the amount of exempt income, changes in unrecognized tax benefits associated with uncertain tax positions and changes in tax laws.

The following table reconciles the expected tax expense (benefit) at the U.S. statutory federal income tax rate to the total income tax provision as calculated:

	Year Ended December 31,					
Millions of dollars		**2023**		**2022**		**2021**
Income before income taxes:						
U.S.	$	1,958	$	3,289	$	3,458
Non-U.S.		669		1,487		3,328
Total	$	2,627	$	4,776	$	6,786
Income tax at U.S. statutory rate	$	552	$	1,003	$	1,425
Increase (reduction) resulting from:						
Non-U.S. income taxed at different statutory rates		4		27		73
Return to accrual adjustments		(22)		16		(179)
State income taxes, net of federal benefit		33		60		82
Exempt income		(203)		(213)		(303)
Uncertain tax positions		21		(74)		19
Patent box ruling		(31)		—		—
Non-deductible impairment		62		14		—
Audit settlement		46		—		20
Other, net		39		49		26
Income tax provision	$	501	$	882	$	1,163

Our return to accrual adjustments in 2021 primarily include the tax benefits associated with an election made in 2021 to retroactively step-up certain Italian assets to fair market value and the impact of certain retroactive elections made with respect to the CARES Act in the U.S.

Our exempt income primarily includes interest income, export incentives, and equity earnings of joint ventures. Interest income earned by certain of our subsidiaries through intercompany financings is taxed at rates substantially lower than the U.S. statutory rate. Export incentives relate to tax benefits derived from elections and structures available for U.S. exports. Equity earnings attributable to the earnings of our joint ventures, when paid through dividends to certain European subsidiaries, are exempt from all or portions of normal statutory income tax rates. We currently anticipate the favorable treatment for interest income, dividends, and export incentives to continue in the near term; however, this treatment is based on current law.

The deferred tax effects of tax loss, credit and interest carryforwards ("tax attributes") and the tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the Consolidated Financial Statements, reduced by a valuation allowance where appropriate, are presented below.

		December 31,		
Millions of dollars		**2023**		**2022**
Deferred tax liabilities:				
Accelerated tax depreciation	$	2,562	$	2,383
Investment in joint venture partnerships		486		504
Inventory		227		194
Operating lease assets		334		373
Other liabilities		134		123
Total deferred tax liabilities	$	3,743	$	3,577
Deferred tax assets:				
Tax attributes	$	307	$	210
Employee benefit plans		259		200
Operating lease liabilities		383		399
Other assets		182		133
Total deferred tax assets		1,131		942
Deferred tax asset valuation allowances		(78)		(66)
Net deferred tax assets		1,053		876
Net deferred tax liabilities	$	2,690	$	2,701

Balance sheet classification is presented in the following table:

		December 31,		
Millions of dollars		**2023**		**2022**
Deferred tax assets—long-term	$	196	$	157
Deferred tax liabilities—long-term		2,886		2,858
Net deferred tax liabilities	$	2,690	$	2,701

Deferred taxes on the unremitted earnings of certain equity joint ventures and subsidiaries of $77 million and $86 million at December 31, 2023 and 2022, respectively, have been provided. The Company intends to permanently reinvest approximately $550 million of our non-U.S. earnings. Repatriation of these earnings to the U.S. in the future could result in a tax impact of approximately $60 million.

At December 31, 2023 and 2022, we had total tax attributes available in the amount of $1,438 million and $1,103 million, respectively, for which a deferred tax asset was recognized at December 31, 2023 and 2022 of $307 million and $210 million, respectively.

The scheduled expiration of the tax attributes and the related deferred tax assets, before valuation allowance, as of December 31, 2023 are as follows:

Millions of dollars	Tax Attributes		Deferred Tax on Tax Attributes	
2024	$	40	$	1
2025		21		1
2026		13		1
2027		21		4
2028		18		8
Thereafter		410		27
Indefinite		915		265
Total	$	1,438	$	307

The tax attributes are primarily related to operations in the United States, United Kingdom, France and The Netherlands. The related deferred tax assets by primary jurisdictions are shown below:

	December 31,					
Millions of dollars	2023		2022		2021	
United States	$	151	$	84	$	25
United Kingdom		91		45		31
France		23		46		26
The Netherlands		18		13		81
Spain		5		6		—
Other		19		16		19
Total	$	307	$	210	$	182

To fully realize these net deferred tax assets, we will need to generate sufficient future taxable income in the countries where these tax attributes exist during the periods in which the attributes can be utilized. Based upon projections of future taxable income over the periods in which the attributes can be utilized and/or temporary differences are expected to reverse, management believes it is more likely than not that $229 million of these deferred tax assets at December 31, 2023 will be realized.

As of each reporting date, we consider the weight of all evidence, both positive and negative, to determine if a valuation allowance is necessary for each jurisdiction's net deferred tax assets. We place greater weight on historical evidence over future predictions of our ability to utilize net deferred tax assets. We consider future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences, and taxable income in prior carryback year(s) if carryback is permitted under applicable law, as well as available prudent and feasible tax planning strategies that would, if necessary, be implemented to ensure realization of the net deferred tax asset.

A summary of the valuation allowances by primary jurisdiction is shown below, reflecting the valuation allowances for all the net deferred tax assets, including deferred tax assets for tax attributes and other temporary differences.

	December 31,		
Millions of dollars	**2023**	**2022**	**2021**
United Kingdom	$ 30	$ 29	$ 31
France	23	22	26
United States	15	11	12
The Netherlands	3	3	55
Other	7	1	2
Total	$ 78	$ 66	$ 126

During 2023, valuation allowance accruals did not have a material impact to our effective tax rate. During 2022, we had some reductions in our tax attributes with offsetting valuation allowances which did not impact the effective tax rate.

Tax benefits totaling $288 million, $271 million and $327 million relating to uncertain tax positions were unrecognized as of December 31, 2023, 2022 and 2021, respectively. The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	Year Ended December 31,		
Millions of dollars	**2023**	**2022**	**2021**
Balance, beginning of period	$ 271	$ 327	$ 339
Additions for tax positions of current year	37	22	—
Additions for tax positions of prior years	2	13	20
Reductions for tax positions of prior years	(22)	(91)	(21)
Settlements (payments/refunds)	—	—	(11)
Balance, end of period	$ 288	$ 271	$ 327

The majority of the uncertain tax positions, if recognized, will affect the effective tax rate. During 2023 and 2021, our effective tax rate included tax expense of $21 million and $19 million, respectively, related to fluctuations in uncertain tax positions. During 2022, our effective tax rate included a net tax benefit of $74 million related to fluctuations in uncertain tax positions. The 2022 movement included a $91 million non-cash tax benefit to our effective tax rate as a reduction for tax positions of prior years.

It is reasonably possible that, within the next twelve months, due to the settlement of uncertain tax positions with various tax authorities and the expiration of statutes of limitations, unrecognized tax benefits could decrease by up to approximately $70 million.

We recognize interest associated with unrecognized tax benefits in income tax expense. Income tax expense includes expenses of interest and penalties of $11 million, $1 million and $25 million in 2023, 2022 and 2021, respectively. Accrued interest and penalties as of December 31, 2023, 2022 and 2021 were $52 million, $41 million, and $40 million, respectively.

We operate in multiple jurisdictions throughout the world, and our tax returns are periodically audited or subjected to review by tax authorities. We are currently under examination in a number of tax jurisdictions. As a result, there is an uncertainty in income taxes recognized in our financial statements. Positions challenged by the tax authorities may be settled or appealed by us.

A summary of the years open to examination for our primary jurisdictions is summarized below.

Jurisdiction	Open Tax Years
France	2019 and later
Germany	2009 and later
Italy	2014 and later
The Netherlands	2019 and later
United Kingdom	2022 and later
United States	2014 and later

18. Commitments and Contingencies

Commitments—We have various purchase commitments for materials, supplies and services incidental to the ordinary conduct of business, generally for quantities required for our businesses and at prevailing market prices. These commitments are designed to ensure sources of supply and are not expected to be in excess of normal requirements. Additionally, we have capital expenditure commitments, which we incur in our normal course of business.

Financial Assurance Instruments—We have obtained letters of credit, performance and surety bonds and have issued financial and performance guarantees to support trade payables, potential liabilities and other obligations. Considering the frequency of claims made against the financial instruments we use to support our obligations, and the magnitude of those financial instruments in light of our current financial position, management does not expect that any claims against or draws on these instruments would have a material adverse effect on our Consolidated Financial Statements. We have not experienced any unmanageable difficulties in obtaining the required financial assurance instruments for our current operations.

Environmental Remediation—Our accrued liabilities for future environmental remediation costs at current and former plant sites and other remediation sites totaled $124 million and $127 million as of December 31, 2023 and 2022, respectively. At December 31, 2023, the accrued liabilities for individual sites range from less than $1 million to $25 million. The remediation expenditures are expected to occur over a number of years, and not concentrated in any single year. In our opinion, it is reasonably possible that losses in excess of the liabilities recorded may have been incurred. However, we cannot estimate any amount or range of such possible additional losses. New information about sites, new technology or future developments such as involvement in investigations by regulatory agencies, could require us to reassess our potential exposure related to environmental matters.

The following table summarizes the activity in our accrued environmental liability included in "Accrued and other current liabilities" and "Other liabilities:"

Millions of dollars	Year Ended December 31,			
	2023		2022	
Beginning balance	$	127	$	138
Changes in estimates		5		5
Amounts paid		(9)		(12)
Foreign exchange effects		1		(4)
Ending balance	$	124	$	127

Indemnification—We are parties to various indemnification arrangements, including arrangements entered into in connection with acquisitions, divestitures and the formation and dissolution of joint ventures. Pursuant to these arrangements, we provide indemnification to and/or receive indemnification from other parties in connection with liabilities that may arise in connection with the transactions and in connection with activities prior to completion of the transactions. These indemnification arrangements typically include provisions pertaining to third party claims relating to environmental and tax matters and various types of litigation. As of December 31, 2023, we had not accrued any significant amounts for our indemnification obligations, and we are not aware of other circumstances that would likely lead to significant future indemnification obligations. We cannot determine with certainty the potential amount of future payments under the indemnification arrangements until events arise that would trigger a liability under the arrangements.

As part of our technology licensing contracts, we give indemnifications to our licensees for liabilities arising from possible patent infringement claims with respect to certain proprietary licensed technologies. Such indemnifications have a stated maximum amount and generally cover a period of 5 to 10 years.

*Legal Proceedings—*We are subject to various lawsuits and claims, including but not limited to, matters involving contract disputes, environmental damages, personal injury and property damage. We vigorously defend ourselves and prosecute these matters as appropriate.

Our legal organization applies its knowledge, experience and professional judgment to the specific characteristics of our cases, employing a litigation management process to manage and monitor legal proceedings in which we are a party. Our process facilitates the early evaluation and quantification of potential exposures in individual cases. This process also enables us to track those cases that have been scheduled for trial, mediation or other resolution. We regularly assess the adequacy of legal accruals based on our professional judgment, experience and the information available regarding our cases.

Based on a consideration of all relevant facts and circumstances, we do not believe the ultimate outcome of any currently pending lawsuit against us will have a material adverse effect upon our operations, financial condition or Consolidated Financial Statements.

19. Shareholders' Equity and Redeemable Non-controlling Interests

Shareholders' Equity

Dividend Distributions—The following table summarizes the dividends paid to common shareholders in the periods presented, including the special dividend that our board of directors declared in May 2022:

Millions of dollars, except per share amounts	Dividend Per Ordinary Share		Aggregate Dividends Paid		Date of Record
For the year 2023:					
March - Quarterly dividend	$	1.19	$	389	March 6, 2023
June - Quarterly dividend		1.25		408	May 30, 2023
September - Quarterly dividend		1.25		407	August 28, 2023
December - Quarterly dividend		1.25		406	November 27, 2023
	$	4.94	$	1,610	
For the year 2022:					
March - Quarterly dividend	$	1.13	$	371	March 7, 2022
June - Quarterly dividend		1.19		389	June 6, 2022
June - Special dividend		5.20		1,704	June 6, 2022
September - Quarterly dividend		1.19		388	August 29, 2022
December - Quarterly dividend		1.19		386	November 28, 2022
	$	9.90	$	3,238	

Share Repurchase Authorization—In May 2023, our shareholders approved a proposal to authorize us to repurchase up to 34.0 million ordinary shares, through November 19, 2024 ("2023 Share Repurchase Authorization"), which superseded any prior repurchase authorizations. The timing and amount of these repurchases, which are determined based on our evaluation of market conditions and other factors, may be executed from time to time through open market or privately negotiated transactions. The repurchased shares, which are recorded at cost, are classified as Treasury stock and may be retired or used for general corporate purposes, including for various employee benefit and compensation plans.

In May 2022, our shareholders approved a proposal to authorize us to repurchase up to 34.0 million ordinary shares, through November 27, 2023 ("2022 Share Repurchase Authorization"), which superseded any prior repurchase authorizations.

In May 2021, our shareholders approved a proposal to authorize us to repurchase up to 34.0 million ordinary shares through November 28, 2022 ("2021 Share Repurchase Authorization"), which superseded our prior repurchase authorizations.

The following table summarizes our share repurchase activity for the periods presented:

Millions of dollars, except shares and per share amounts	Shares Repurchased		Average Purchase Price		Total Purchase Price, Including Commissions and Fees
For the year 2023:					
2022 Share Repurchase Authorization	1,365,898	$	88.98	$	122
2023 Share Repurchase Authorization	983,309		90.99		89
	2,349,207	$	89.82	$	211
For the year 2022:					
2021 Share Repurchase Authorization	2,111,538	$	97.72	$	206
2022 Share Repurchase Authorization	2,286,216		87.50		200
	4,397,754	$	92.41	$	406
For the year 2021:					
2021 Share Repurchase Authorization	5,163,334	$	92.37	$	477
	5,163,334	$	92.37	$	477

Total cash paid for share repurchases for the years ended December 31, 2023, 2022 and 2021 was $211 million, $420 million and $463 million, respectively. Cash payments made during the reporting period may differ from the total purchase price, including commissions and fees, due to the timing of payments.

Ordinary Shares—The changes in the outstanding amounts of ordinary shares are as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Ordinary shares outstanding:			
Beginning balance	325,723,567	329,536,389	334,015,220
Share-based compensation	793,984	291,104	468,131
Employee stock purchase plan	315,058	293,828	216,372
Purchase of ordinary shares	(2,349,207)	(4,397,754)	(5,163,334)
Ending balance	324,483,402	325,723,567	329,536,389

Treasury Shares—The changes in the amounts of treasury shares held by the Company are as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Ordinary shares held as treasury shares:			
Beginning balance	14,698,931	10,675,605	6,030,408
Share-based compensation	(793,984)	(291,104)	(468,131)
Employee stock purchase plan	(315,058)	(83,324)	(50,006)
Purchase of ordinary shares	2,349,207	4,397,754	5,163,334
Ending balance	15,939,096	14,698,931	10,675,605

Accumulated Other Comprehensive Loss—The components of, and after-tax changes in, Accumulated other comprehensive loss as of and for the years ended December 31, 2023, 2022 and 2021 are presented in the following table:

Millions of dollars	Financial Derivatives		Unrealized Gains (Losses) on Available-for-Sale Debt Securities		Defined Benefit Pension and Other Post-retirement Benefit Plans		Foreign Currency Translation Adjustments		Total	
Balance—December 31, 2020	$	(426)	$	1	$	(752)	$	(766)	$	(1,943)
Other comprehensive income (loss) before reclassifications		336		(1)		214		(110)		439
Tax expense before reclassifications		(64)		—		(50)		(45)		(159)
Amounts reclassified from accumulated other comprehensive loss		(244)		—		77		—		(167)
Tax (expense) benefit		44		—		(17)		—		27
Net other comprehensive income (loss)		72		(1)		224		(155)		140
Balance—December 31, 2021	$	(354)	$	—	$	(528)	$	(921)	$	(1,803)
Other comprehensive income (loss) before reclassifications	$	393	$	—	$	342	$	(64)	$	671
Tax expense before reclassifications		(86)		—		(95)		(59)		(240)
Amounts reclassified from accumulated other comprehensive loss		(128)		—		128		—		—
Tax (expense) benefit		29		—		(29)		—		—
Net other comprehensive income (loss)		208		—		346		(123)		431
Balance—December 31, 2022	$	(146)	$	—	$	(182)	$	(1,044)	$	(1,372)
Other comprehensive income (loss) before reclassifications	$	(178)	$	—	$	(142)	$	45	$	(275)
Tax benefit before reclassifications		47		—		38		28		113
Amounts reclassified from accumulated other comprehensive loss		69		—		9		—		78
Tax (expense) benefit		(18)		—		(2)		—		(20)
Net other comprehensive income (loss)		(80)		—		(97)		73		(104)
Balance—December 31, 2023	$	(226)	$	—	$	(279)	$	(971)	$	(1,476)

The amounts reclassified out of each component of Accumulated other comprehensive loss are as follows:

	Year Ended December 31,			Affected Line Items on the
Millions of dollars	**2023**	**2022**	**2021**	**Consolidated Statements of Income**
Reclassification adjustments for:				
Financial derivatives:				
Commodities	$ 33	$ (59)	$ (34)	Cost of sales
Foreign currency	31	(75)	(216)	Interest expense
Interest rates	5	6	6	Interest expense
Income tax (expense) benefit	(18)	29	44	Provision for income taxes
Financial derivatives, net of tax	51	(99)	(200)	
Amortization of defined pension items:				
Settlement loss	—	103	28	Other (expense) income, net
Actuarial loss	6	22	46	Other (expense) income, net
Prior service cost	3	3	3	Other (expense) income, net
Income tax expense	(2)	(29)	(17)	Provision for income taxes
Defined pension items, net of tax	7	99	60	
Total reclassifications, before tax	78	—	(167)	
Income tax (expense) benefit	(20)	—	27	Provision for income taxes
Total reclassifications, after tax	$ 58	$ —	$ (140)	Amount included in net income

Amortization of defined pension items are included in the computation of net periodic pension and other post-retirement benefit costs, see Note 15 to the Consolidated Financial Statements.

Redeemable Non-controlling Interests

As of December 31, 2023 and 2022, we had 113,075 and 113,471 shares of redeemable non-controlling interest stock outstanding, respectively. During the years ended December 31, 2023 and 2022, 396 and 1,903 shares were redeemed for less than a $1 million and approximately $2 million, respectively. There were no share redemptions during 2021.

In February, May, August and November 2023, we paid cash dividends of $15.00 per share to our redeemable non-controlling interest stock shareholders of record as of January 15, 2023, April 15, 2023, July 15, 2023, and October 15, 2023, respectively. In 2023, 2022 and 2021, these dividends were $7 million for each year.

20. Per Share Data

Basic earnings per share is based upon the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share includes the effect of certain stock option and other equity-based compensation awards. Our unvested restricted stock units contain non-forfeitable rights to dividend equivalents and are considered participating securities. We calculate basic and diluted earnings per share under the two-class method.

Earnings per share data is as follows:

	Year Ended December 31,					
	2023		2022		2021	
	Continuing Operations	Discontinued Operations	Continuing Operations	Discontinued Operations	Continuing Operations	Discontinued Operations
Millions of dollars						
Net income (loss)	$ 2,126	$ (5)	$ 3,894	$ (5)	$ 5,623	$ (6)
Dividends on redeemable non-controlling interests	(7)	—	(7)	—	(7)	—
Net income attributable to participating securities	(7)	—	(10)	—	(14)	—
Net income (loss) attributable to ordinary shareholders—basic and diluted	$ 2,112	$ (5)	$ 3,877	$ (5)	$ 5,602	$ (6)
Millions of shares, except per share amounts						
Basic weighted average common stock outstanding	325	325	327	327	334	334
Effect of dilutive securities	1	1	1	1	—	—
Potential dilutive shares	326	326	328	328	334	334
Earnings (loss) per share:						
Basic	$ 6.50	$ (0.02)	$ 11.86	$ (0.02)	$ 16.79	$ (0.02)
Diluted	$ 6.48	$ (0.02)	$ 11.83	$ (0.02)	$ 16.77	$ (0.02)

21. Segment and Related Information

Our operations are managed by senior executives who report to our Chief Executive Officer, the chief operating decision maker. Discrete financial information is available for each of the segments, and our Chief Executive Officer uses the operating results of each of the operating segments for performance evaluation and resource allocation.

The activities of each of our segments from which they earn revenues and incur expenses are described below:

- *Olefins and Polyolefins-Americas* ("O&P-Americas"). Our O&P-Americas segment produces and markets olefins and co-products, polyethylene and polypropylene.

- *Olefins and Polyolefins-Europe, Asia, International* ("O&P-EAI"). Our O&P-EAI segment produces and markets olefins and co-products, polyethylene, and polypropylene.

- *Intermediates and Derivatives* ("I&D"). Our I&D segment produces and markets propylene oxide and its derivatives; oxyfuels and related products; and intermediate chemicals such as styrene monomer, acetyls, ethylene oxide and ethylene glycol.

- *Advanced Polymer Solutions* ("APS"). Our APS segment produces and markets compounding and solutions, such as polypropylene compounds, engineered plastics, masterbatches, engineered composites, colors and powders.

- *Refining*. Our Refining segment refines heavy, high-sulfur crude oil and other crude oils of varied types and sources available on the U.S. Gulf Coast into refined products, including gasoline and distillates.

- *Technology*. Our Technology segment develops and licenses chemical and polyolefin process technologies and manufactures and sells polyolefin catalysts.

Our chief operating decision maker uses EBITDA as the primary measure for reviewing profitability of our segments, and therefore, we have presented EBITDA for all segments. We define EBITDA as earnings from continuing operations before interest, income taxes, and depreciation and amortization.

"Other" includes intersegment eliminations and items that are not directly related or allocated to business operations, such as foreign exchange gains or losses and components of pension and other post-retirement benefit costs other than service costs. Sales between segments are made primarily at prices approximating prevailing market prices.

Summarized financial information concerning reportable segments is shown in the following tables for the periods presented:

Millions of dollars	O&P - Americas	O&P - EAI	I&D	APS	Refining	Technology	Other	Total
Year Ended December 31, 2023								
Sales and other operating revenues:								
Customers	$ 6,967	$ 9,822	$10,875	$ 3,686	$ 9,179	$ 578	$ —	$41,107
Intersegment	4,313	657	211	12	535	85	(5,813)	—
	11,280	10,479	11,086	3,698	9,714	663	(5,813)	41,107
Depreciation and amortization expense	587	207	443	98	158	41	—	1,534
Other income (expense), net	2	(1)	(13)	2	—	—	(48)	(58)
Income (loss) from equity investments	49	(55)	(13)	(1)	—	—	—	(20)
EBITDA	2,303	(9)	1,679	(162)	379	375	(56)	4,509
Impairments	25	38	192	252	11	—	—	518
Capital expenditures	480	273	590	75	32	69	12	1,531

Millions of dollars	O&P - Americas	O&P - EAI	I&D	APS	Refining	Technology	Other	Total
Year Ended December 31, 2022								
Sales and other operating revenues:								
Customers	$ 9,420	$12,568	$12,703	$ 4,197	$ 10,975	$ 588	$ —	$ 50,451
Intersegment	5,060	887	247	5	918	105	(7,222)	—
	14,480	13,455	12,950	4,202	11,893	693	(7,222)	50,451
Depreciation and amortization expense	591	171	332	95	39	39	—	1,267
Other (expense) income, net	(30)	—	(39)	4	(7)	(4)	4	(72)
Income (loss) from equity investments	98	(68)	(25)	—	—	—	—	5
EBITDA	2,865	178	1,872	115	921	366	(16)	6,301
Impairments	—	69	—	—	—	—	—	69
Capital expenditures	383	349	940	60	53	98	7	1,890

Millions of dollars	O&P - Americas	O&P - EAI	I&D	APS	Refining	Technology	Other	Total
Year Ended December 31, 2021								
Sales and other operating revenues:								
Customers	$ 10,978	$13,192	$ 9,968	$ 4,150	$ 7,178	$ 707	$ —	$ 46,173
Intersegment	4,582	869	212	11	824	136	(6,634)	—
	15,560	14,061	10,180	4,161	8,002	843	(6,634)	46,173
Depreciation and amortization expense	581	204	379	107	79	43	—	1,393
Other income (expense), net	27	10	(2)	9	(7)	—	25	62
Income (loss) from equity investments	115	313	34	(1)	—	—	—	461
EBITDA	5,370	1,830	1,378	231	(624)	514	(10)	8,689
Impairments	—	—	—	—	624	—	—	624
Capital expenditures	326	256	1,112	71	74	91	29	1,959

A reconciliation of EBITDA to Income from continuing operations before income taxes is shown in the following table for each of the periods presented:

Millions of dollars	2023	2022	2021
Year Ended December 31,			
EBITDA:			
Total segment EBITDA	$ 4,565	$ 6,317	$ 8,699
Other EBITDA	(56)	(16)	(10)
Less:			
Depreciation and amortization expense	(1,534)	(1,267)	(1,393)
Interest expense	(477)	(287)	(519)
Add:			
Interest income	129	29	9
Income from continuing operations before income taxes	$ 2,627	$ 4,776	$ 6,786

The following assets are summarized and reconciled to consolidated totals in the following table:

Millions of dollars	O&P - Americas	O&P - EAI	I&D	APS	Refining	Technology	Total
December 31, 2023							
Property, plant and equipment, net	$ 6,441	$ 2,139	$ 5,654	$ 678	$ 122	$ 513	$ 15,547
Equity investments	2,049	1,513	343	2	—	—	3,907
Goodwill	477	380	215	567	—	8	1,647
December 31, 2022							
Property, plant and equipment, net	$ 6,378	$ 1,880	$ 5,728	$ 636	$ 255	$ 510	$ 15,387
Equity investments	2,053	1,655	585	2	—	—	4,295
Goodwill	162	86	201	1,370	—	8	1,827

Long-lived assets include Property, plant and equipment, net, Intangible assets, net and Equity investments, see Notes 8 and 9 to the Consolidated Financial Statements. The following long-lived assets data is based upon the location of the assets:

			December 31,		
Millions of dollars		**2023**		**2022**	
Long-lived assets:					
United States	$	14,334	$	14,651	
Germany		1,593		1,443	
The Netherlands		879		903	
France		731		740	
Italy		389		304	
China		375		503	
Mexico		281		284	
Other		1,513		1,516	
Total	$	20,095	$	20,344	

Segment Structure Changes and Related Goodwill Impairment—Effective January 1, 2023, our *Catalloy* and polybutene-1 businesses were moved from our APS segment and reintegrated into our O&P-Americas and O&P-EAI segments. As a result of the reallocation of goodwill and the change in both fair value and carrying value among reporting units, we recognized a non-cash goodwill impairment charge of $252 million in the first quarter of 2023 in our APS segment. See Note 8 to the Consolidated Financial Statements for additional information regarding the structure changes and related impairment charge.

European PO Joint Venture Impairment—In the fourth quarter of 2023, we recorded a non-cash impairment charge of $192 million related to our European PO Joint Venture, which is included in the operating results for our I&D segment. See Note 9 to the Consolidated Financial Statements for additional information regarding the impairment charge.

Houston Refinery Operations—After thoroughly analyzing our options, we determined that exiting the refining business no later than the end of the first quarter of 2025 is the best strategic and financial path forward for the Company. Our exit from the refining business progresses our greenhouse gas emission reduction goals, and the site's prime location gives us more options for advancing our future strategic objectives, including circularity.

Costs incurred since our decision to exit the refining business through December 31, 2023 were $521 million. Our estimate of total exit costs, inclusive of costs incurred to date, range from $550 million to $1,050 million. We intend to proceed with an orderly shut-down and do not expect to recognize these charges all at once, but rather over time. We do not anticipate any material cash payments related to the exit of the refinery business to be made in 2024.

Costs incurred for the planned exit from the refinery business are as follows:

			Year Ended December 31,			Inception to Date December 31,	
Millions of dollars		**2023**		**2022**		**2023**	
Accelerated lease amortization costs	$	110	$	91	$	201	
Personnel costs		76		64		140	
Asset retirement obligation accretion		9		2		11	
Asset retirement cost depreciation		139		30		169	
Refinery exit costs	$	334	$	187	$	521	

In subsequent periods, we expect to incur additional costs primarily consisting of accelerated amortization of operating lease assets of $10 million to $60 million, personnel costs of $20 million to $95 million and other charges of $40 million to $90 million.

In connection with the planned exit from the refinery business, we recorded liabilities for asset retirement obligations of $259 million as of December 31, 2023. The asset retirement obligations we recorded require significant judgment and are subject to changes in the underlying assumptions. We estimate that the Houston refinery's asset retirement obligations are in the range of $150 million to $450 million.

Operating results for our Refining segment include a non-cash impairment charge of $624 million recognized in 2021. See Note 8 to the Consolidated Financial Statements for additional information regarding impairment charge.

*Disposition of Australian Facility—*In the second quarter of 2022 we sold our ownership interest in our PP manufacturing facility located in Geelong, Australia, LyondellBasell Australia (Holdings) Pty Ltd, for consideration of $38 million. In connection with this sale, we assessed the assets of the disposal group for impairment and determined that the carrying value exceeded the fair value less costs to sell. As a result, we recognized a non-cash impairment charge in the second quarter of 2022 of $69 million in the operating results of our O&P-EAI segment. The fair value measurement for the disposal group is based on expected consideration and classified as Level 3 within the fair value hierarchy. The charge is reflected as Impairments in the Consolidated Statements of Income.

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Effectiveness of Controls and Procedures

Our management, with the participation of our Chief Executive Officer (principal executive officer) and our Chief Financial Officer (principal financial officer) has evaluated the effectiveness of our disclosure controls and procedures in ensuring that the information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such information is accumulated and communicated to management (including the principal executive and financial officers) as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive and financial officers have concluded that such disclosure controls and procedures were effective as of December 31, 2023, the end of the period covered by this Annual Report on Form 10-K.

Management's Report on Internal Control over Financial Reporting

Management's report on our internal control over financial reporting can be found in Item 8, *Financial Statements and Supplementary Data,* of this report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting, as defined in Rule 13a-15(f) of the Act, in our fourth fiscal quarter of 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information.

During the three months ended December 31, 2023, none of our Section 16 officers or directors adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

We have a Code of Conduct for all employees and directors, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We also have a Financial Code of Ethics specifically for our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We have posted copies of these codes on the "Corporate Governance" section of our website at www.LyondellBasell.com (within the Investor Relations section). Any waivers of the codes must be approved, in advance, by our Board of Directors. Any amendments to, or waivers from, the codes that apply to our executive officers and directors will be posted on the "Corporate Governance" section of our website.

Information regarding our executive officers is reported under the caption "Information about our Executive Officers" in Part I of this report, which is incorporated herein by reference.

All other information required by this Item will be included in our Proxy Statement relating to our 2024 Annual General Meeting of Shareholders and is incorporated herein by reference.*

Item 11.   Executive Compensation.

All information required by this Item will be included in our Proxy Statement relating to our 2024 Annual General Meeting of Shareholders and is incorporated herein by reference.*

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

All information required by this Item will be included in our Proxy Statement relating to our 2024 Annual General Meeting of Shareholders and is incorporated herein by reference.*

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

All information required by this Item will be included in our Proxy Statement relating to our 2024 Annual General Meeting of Shareholders and is incorporated herein by reference.*

Item 14.   Principal Accounting Fees and Services.

All information required by this Item will be included in our Proxy Statement relating to our 2024 Annual General Meeting of Shareholders and is incorporated herein by reference.*

---

  *   *Except for information or data specifically incorporated herein by reference under Items 10 through 14, other information and data appearing in our 2024 Proxy Statement are not deemed to be a part of this Annual Report on Form 10-K or deemed to be filed with the Commission as a part of this report.*

Item 15.   Exhibits, Financial Statement Schedules.

(a) (1) *Consolidated Financial Statements:* The financial statements and supplementary information listed in the Index to Financial Statements, included in Item 8.

(a) (2) *Consolidated Financial Statement Schedules:* Schedules are omitted because they either are not required or are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

(b)   Exhibits:

Exhibit Number	Description
3	Articles of Association of LyondellBasell Industries N.V., as amended on June 1, 2018 (incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K filed with the SEC on June 5, 2018)
4.1	Description of the Company's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 10-K filed with the SEC on February 20, 2020)
4.2	Specimen certificate for Class A ordinary shares, par value €0.04 per share, of LyondellBasell Industries N.V. (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 10-K filed with the SEC on February 16, 2016)
4.3	Registration Rights Agreement by and among LyondellBasell Industries N.V. and the Holders (as defined therein), dated as of April 30, 2010 (incorporated by reference to Exhibit 4.7 to Amendment No. 2 to Form 10 filed with the SEC on July 26, 2010)
4.4	Second Amended and Restated Nomination Agreement, dated June 1, 2018, between AI International Chemicals S.à R.L. and LyondellBasell Industries N.V. (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed with the SEC on June 5, 2018)
4.5	Indenture relating to 5.750% Senior Notes due 2024, among LyondellBasell Industries N.V., as issuer, each of the Guarantors named therein, as guarantors, Wells Fargo Bank, National Association, as trustee, registrar and paying agent, dated as of April 9, 2012 (including form of 5.750% Senior Note due 2024) (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on April 10, 2012)
4.6	First Supplemental Indenture, dated as of December 10, 2015, to Indenture dated as of April 9, 2012, between LyondellBasell Industries N.V. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on December 14, 2015)
4.7	Indenture, between LyondellBasell Industries N.V. as Company and Wells Fargo Bank, National Association, as Trustee dated as of March 5, 2015 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on March 5, 2015)
4.8	Officer's Certificate of LyondellBasell Industries, N.V. relating to the 4.625% Senior Notes due 2055, dated as of March 5, 2015 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on March 5, 2015)

Exhibit Number	Description
4.9	Form of LyondellBasell Industries N.V.'s 4.625% Senior Notes due 2055 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on March 5, 2015 and included in Exhibit 4.2 thereto)
4.10	Indenture, among LYB International Finance B.V., as issuer, LyondellBasell Industries N.V., as guarantor, and Wells Fargo Bank, National Association, as trustee, dated as of July 16, 2013 (incorporated by reference to Exhibit 4.1 to our Form 8-K filed with the SEC on July 16, 2013)
4.11	Officer's Certificate of LYB International Finance B.V. relating to the 4.000% Guaranteed Notes due 2023, dated as of July 16, 2013 (incorporated by reference to Exhibit 4.2 to our Form 8-K filed with the SEC on July 16, 2013)
4.12	Form of LYB International Finance B.V.'s 4.000% Guaranteed Notes due 2023 (incorporated by reference to Exhibit 4.2 to our Form 8-K filed with the SEC on July 16, 2013)
4.13	Officer's Certificate of LYB International Finance B.V. relating to the 5.250% Guaranteed Notes due 2043, dated as of July 16, 2013 (incorporated by reference to Exhibit 4.3 to our Form 8-K filed with the SEC on July 16, 2013)
4.14	Form of LYB International Finance B.V.'s 5.250% Guaranteed Notes due 2043 (incorporated by reference to Exhibit 4.3 to our Form 8-K filed with the SEC on July 16, 2013)
4.15	Officer's Certificate of LYB International Finance B.V. relating to the 4.875% Guaranteed Notes due 2044, dated as of February 28, 2014 (incorporated by reference to Exhibit 4.2 to our Form 8-K filed with the SEC on February 28. 2014)
4.16	Form of LYB International Finance B.V.'s 4.875% Guaranteed Notes due 2044 (incorporated by reference to Exhibit 4.2 to our Form 8-K filed with the SEC on February 28. 2014)
4.17	Indenture, among LYB International Finance II B.V., as Issuer, LyondellBasell Industries N.V., as Guarantor, and Deutsche Bank Trust Company Americas, as Trustee, dated as of March 2, 2016 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on March 2, 2016)
4.18	Officer's Certificate of LYB International Finance II B.V. relating to the 3.500% Guaranteed Notes due 2027, dated as of March 2, 2017 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on March 2, 2017)
4.19	Form of LYB International Finance II B.V.'s 3.500% Guaranteed Notes due 2027 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on March 2, 2017 and included in Exhibit A thereto)
4.20	Supplemental Indenture, among LYB International Finance II B.V., as Issuer, LyondellBasell Industries N.V., as Guarantor, and Deutsche Bank Trust Company Americas, as Trustee, dated as of September 17, 2019 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on September 17, 2019)
4.21	Form of LYB International Finance II B.V.'s 0.875% Guaranteed Notes due 2026 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on September 17, 2019)

Exhibit Number	Description
4.22	Form of LYB International Finance II B.V.'s 1.625% Guaranteed Notes due 2031 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on September 17, 2019)
4.23	Indenture, among LYB International Finance III, LLC, as Issuer, LyondellBasell Industries N.V., as Guarantor, and Wells Fargo Bank, National Association, as Trustee, dated as of October 10, 2019 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on October 10, 2019)
4.24	Officer's Certificate of LYB International Finance III, LLC relating to the 4.200% Guaranteed Notes due 2049, dated as of October 10, 2019 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 10, 2019)
4.25	Form of LYB International Finance III, LLC's 4.200% Guaranteed Notes due 2049 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 10, 2019)
4.26	Officer's Certificate of LYB International Finance III, LLC relating to the 3.375% Guaranteed Notes due 2030, and 4.200% Guaranteed Notes due 2050 dated as of April 20, 2020 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on April 21, 2020)
4.27	Form of LYB International Finance III, LLC's 3.375% Guaranteed Notes due 2030 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on April 21, 2020)
4.28	Form of LYB International Finance III, LLC's 4.200% Guaranteed Notes due 2050 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on April 21, 2020)
4.29	Officer's Certificate of LYB International Finance III, LLC relating to the 1.250% Guaranteed Notes due 2025, 2.250% Guaranteed Notes due 2030, 3.375% Guaranteed Notes due 2040, 3.625% Guaranteed Notes due 2051, and 3.800% Guaranteed Notes due 2060, dated as of October 8, 2020 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.30	Form of LYB International Finance III, LLC's 1.250% Guaranteed Notes due 2025 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.31	Form of LYB International Finance III, LLC's 2.250% Guaranteed Notes due 2030 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.32	Form of LYB International Finance III, LLC's 3.375% Guaranteed Notes due 2040 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.33	Form of LYB International Finance III, LLC's 3.625% Guaranteed Notes due 2051 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.34	Form of LYB International Finance III, LLC's 3.800% Guaranteed Notes due 2060 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.35	Supplemental Indenture, among LYB International Finance III, LLC, as Issuer, LyondellBasell Industries N.V., as Guarantor, Computershare Trust Company, N.A., as Base Trustee (as successor to Wells Fargo Bank, National Association) and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of May 17, 2023 (incorporated by reference to Exhibit 4.44 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-261639) filed with the SEC on May 17, 2023)

Exhibit Number	Description
4.36	Officer's Certificate of LYB International Finance III, LLC relating to the 5.625% Guaranteed Notes due 2033, dated as of May 19, 2023 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on May 19, 2023)
4.37	Form of LYB International Finance III, LLC's 5.625% Guaranteed Notes due 2033 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on May 19, 2023)
10.1+	Offer Letter dated December 8, 2021 between Peter Vanacker and LyondellBasell Industries N.V. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 13, 2021)
10.2+	Offer Letter dated October 10, 2019 between Michael McMurray and Lyondell Chemical Company (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on October 15, 2019)
10.3+	Offer Letter dated May 17, 2019 between Kenneth T. Lane and Lyondell Chemical Company (incorporated by reference to Exhibit 10.6 of our Annual Report on Form 10-K filed with the SEC on February 20, 2020)
10.4+	Recognition Award dated May 26, 2022 from the Company to Kenneth Lane (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 31, 2022)
10.5+	Appointment letter for Kenneth Lane dated September 26, 2022 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2022)
10.6+	Offer Letter dated May 17, 2019 between Torkel Rhenman and Lyondell Chemical Company (incorporated by reference to Exhibit 10.7 of our Annual Report on Form 10-K filed with the SEC on February 20, 2020)
10.7+	Letter to Torkel Rhenman dated July 22, 2020 (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on October 30, 2020)
10.8+	Appointment Letter for Torkel Rhenman dated September 27, 2022 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2022)
10.9+*	LyondellBasell Industries N.V. U.S. Senior Management Deferral Plan, as Amended and Restated as of May 18, 2023
10.10+	LyondellBasell Executive Severance Plan, Amended & Restated, effective as of November 17, 2023 and Form of Participation Agreement (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on November 17, 2023)
10.11+	Form of Officer and Director Indemnification Agreement (incorporated by reference to Exhibit 10.12 to our Annual Report on Form 10-K filed with the SEC on February 21, 2019)
10.12+	LyondellBasell Industries Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on May 28, 2021)
10.13+	2022 Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.18 of our Annual Report on Form 10-K filed with the SEC on February 24, 2022)

Exhibit Number	Description
10.14+	2022 Form of Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.19 of our Annual Report on Form 10-K filed with the SEC on February 24, 2022)
10.15+	2022 Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K filed with the SEC on February 24, 2022)
10.16+	2023 Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.22 of our Annual Report on Form 10-K filed with the SEC on February 23, 2023)
10.17+	2023 Form of Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.23 of our Annual Report on Form 10-K filed with the SEC on February 23, 2023)
10.18+	2023 Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.24 of our Annual Report on Form 10-K filed with the SEC on February 23, 2023)
10.19+*	2024 Form of Restricted Stock Unit Award Agreement
10.20+*	2024 Form of Performance Share Unit Award Agreement
10.21+	Form of 2021 Cash Incentive Award Agreement (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed with the SEC on August 27, 2021)
10.22+	Form of Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q filed with the SEC on July 31, 2020)
10.23	Second Amended and Restated Credit Agreement, dated November 23, 2021, among LyondellBasell Industries N.V. and LYB Americas Finance Company LLC, as Borrowers, the Lenders from time to time party thereto, Citibank, N.A., as Administrative Agent, Wells Fargo Bank, National Association as Syndication Agent and the other parties thereto (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on November 24, 2021)
10.24	Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of May 31, 2023, among LyondellBasell Industries N.V. and LYB Americas Finance Company LLC, as Borrowers, the Lenders from time to time party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on August 4, 2023)
10.25	Receivables Purchase Agreement, dated September 11, 2012, by and among Lyondell Chemical Company, as initial servicer, and LYB Receivables LLC, as seller, PNC National Association, as Administrator and LC Bank, certain conduit purchasers, committed purchasers, LC participants and purchaser agents that are parties thereto from time to time (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 14, 2012)
10.26	Second Amendment to Receivables Purchase Agreement, dated August 26, 2015, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10 to our Current Report on Form 8-K filed with the SEC on August 28, 2015)

Exhibit Number	Description
10.27	Third Amendment to Receivables Purchase Agreement, dated July 24, 2018, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on July 27, 2018)
10.28	Fourth Amendment to Receivables Purchase Agreement, dated as of June 30, 2021, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on July 2, 2021)
10.29	Fifth Amendment to Receivables Purchase Agreement, dated as of May 31, 2023, among LYB Receivables LLC, as seller, Lyondell Chemical Company, as servicer, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on August 4, 2023)
10.30	Acknowledgement of Amendment to Receivables Purchase Agreement, dated April 14, 2020, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed with the SEC on April 15, 2020)
10.31	Acknowledgement of Amendment to Receivables Purchase Agreement, dated October 8, 2020, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
10.32	Purchase and Sale Agreement, dated September 11, 2012, by and among Lyondell Chemical Company, Equistar Chemicals, LP and LyondellBasell Acetyls, LLC, the other originators from time to time parties thereto, Lyondell Chemical Company, as initial servicer and LYB Receivables LLC, as buyer (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on September 14, 2012)
21*	List of subsidiaries of the registrant
23*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
32**	Certifications pursuant to 18 U.S.C. Section 1350
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Schema Document

Exhibit Number	Description
101.CAL*	Inline XBRL Calculation Linkbase Document
101.DEF*	Inline XBRL Definition Linkbase Document
101.LAB*	Inline XBRL Labels Linkbase Document
101.PRE*	Inline XBRL Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

+	Management contract or compensatory plan, contract or arrangement.
*	Filed herewith.
**	Furnished herewith.

Item 16.   Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LYONDELLBASELL INDUSTRIES N.V.

Date: February 22, 2024

	/s/Peter Vanacker
Name:	Peter Vanacker
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Peter Vanacker **Peter Vanacker**	Chief Executive Officer and Director (*Principal Executive Officer*)	February 22, 2024
/s/ Michael C. McMurray **Michael C. McMurray**	Executive Vice President and Chief Financial Officer (*Principal Financial Officer*)	February 22, 2024
/s/ Chukwuemeka A. Oyolu **Chukwuemeka A. Oyolu**	Senior Vice President, Chief Accounting Officer & Investor Relations (*Principal Accounting Officer*)	February 22, 2024
/s/ Jacques Aigrain **Jacques Aigrain**	Chair of the Board and Director	February 22, 2024
/s/ Lincoln Benet **Lincoln Benet**	Director	February 22, 2024
/s/ Robin W.T. Buchanan **Robin W.T. Buchanan**	Director	February 22, 2024
/s/ Anthony R. Chase **Anthony R. Chase**	Director	February 22, 2024
/s/ Robert W. Dudley **Robert W. Dudley**	Director	February 22, 2024
/s/ Claire S. Farley **Claire S. Farley**	Director	February 22, 2024
/s/ Rita Griffin **Rita Griffin**	Director	February 22, 2024
/s/ Michael S. Hanley **Michael S. Hanley**	Director	February 22, 2024
/s/ Virginia A. Kamsky **Virginia A. Kamsky**	Director	February 22, 2024
/s/ Albert J. Manifold **Albert J. Manifold**	Director	February 22, 2024

RECONCILIATIONS FOR NON-GAAP MEASURES

This report makes reference to certain "non-GAAP" financial measures as defined in Regulation G of the U.S. Securities Exchange Act of 1934, as amended.

We report our financial results in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), but believe that certain non-GAAP financial measures, such as EBITDA, and EBITDA, net income and diluted earnings per share exclusive of identified items, provide useful supplemental information to investors regarding the underlying business trends and performance of our ongoing operations and are useful for period-over-period comparisons of such operations. Non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the financial measures prepared in accordance with GAAP.

We calculate EBITDA as income from continuing operations plus interest expense (net), provision for (benefit from) income taxes, and depreciation and amortization. EBITDA should not be considered an alternative to profit or operating profit for any period as an indicator of our performance, or as an alternative to operating cash flows as a measure of our liquidity. We also present EBITDA, net income and diluted EPS exclusive of identified items. Identified items include adjustments for "lower of cost or market" ("LCM"), impairments and refinery exit costs. Our inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") inventory valuation methodology, which means that the most recently incurred costs are charged to cost of sales and inventories are valued at the earliest acquisition costs. Fluctuation in the prices of crude oil, natural gas and correlated products from period to period may result in the recognition of charges to adjust the value of inventory to the lower of cost or market in periods of falling prices and the reversal of those charges in subsequent interim periods, within the same fiscal year as the charge, as market prices recover. Property, plant and equipment are recorded at historical costs. If it is determined that an asset or asset group's undiscounted future cash flows will not be sufficient to recover the carrying amount, an impairment charge is recognized to write the asset down to its estimated fair value. Goodwill is tested for impairment annually in the fourth quarter or whenever events or changes in circumstances indicate that the fair value of a reporting unit with goodwill is below its carrying amount. If it is determined that the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge is recognized. We assess our equity investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. If the decline in value is considered to be other-than-temporary, the investment is written down to its estimated fair value. In April 2022 we announced our decision to cease operation of our Houston Refinery. In connection with exiting the refinery business, we began to incur costs primarily consisting of accelerated lease amortization costs, personnel related costs, accretion of asset retirement obligations and depreciation of asset retirement costs.

Recurring annual EBITDA for the Value Enhancement Program is the year-end EBITDA run rate estimated based on 2017-2019 mid-cycle margins and modest inflation relative to a 2021 baseline. We believe recurring annual EBITDA is useful to investors because it represents a key measure used by management to assess progress towards our strategy of value creation.

Reconciliation of Net Income to Net Income Excluding Identified Items and to EBITDA Including and Excluding Identified Items

Millions of dollars	Year Ended December 31, 2023	
Net income	$	2,121
add: Identified items		
Impairments, pre-tax [a]		518
Refinery exit costs, pre-tax [b]		334
Benefits from income taxes related to identified items	$	(135)
Net income excluding identified items	$	2,838
Net income	$	2,121
Loss from discontinued operations, net of tax		5
Income from continuing operations		2,126
Provision for income taxes		501
Depreciation and amortization [c]		1,534
Interest expense, net		348
add: Identified items		
Impairments [a]		518
Refinery exit costs [d]		195
EBITDA excluding identified items		5,222
less: Identified items		
Impairments [a]		(518)
Refinery exit costs [d]		(195)
EBITDA	$	4,509

(a) Impairments primarily consist of a non-cash goodwill impairment charge of $252 million in our Advanced Polymer Solutions segment, and an impairment charge of $192 million related to our European PO joint venture in our Intermediates & Derivatives segment.

(b) Refinery exit costs include accelerated lease amortization costs, personnel related costs, accretion of asset retirement obligations and depreciation of asset retirement costs of $110 million, $76 million, $9 million and $139 million, respectively.

(c) Depreciation and amortization includes depreciation of assets retirement cost of $139 million expensed in connection with exiting the refinery business.

(d) Refinery exit costs include accelerated lease amortization costs, personnel related costs and accretion of asset retirement obligations of $110 million, $76 million, and $9 million, respectively.

Reconciliation of Diluted EPS to Diluted EPS Excluding Identified Items

	Year Ended December 31, 2022
Diluted earnings per share	$ 6.46
Add: Identified items	
Impairments	1.41
Refinery exit costs	0.78
Diluted earnings per share excluding identified items	$ 8.65

Liquidity

Millions of dollars	December 31, 2023
Cash and cash equivalents and restricted cash	$ 3,405
Short-term investments	—
Cash and liquid investments	3,405
Availability under Senior Revolving Credit Facility	3,250
Availability under U.S. Receivables Facility	900
Total liquidity	$ 7,555

Reconciliation of Net Income to Recurring Annual EBITDA for the Value Enhancement Program

Millions of dollars	Original Target 2023 [b]	Unlocked Value 2023 [c]	Current Target 2024	Original Target 2025 [b]	Current Target 2025
Net income [a]	$ 115	$ 300	$ 445	$ 575	$ 750
Provision for income taxes	25	75	110	140	185
Depreciation and amortization	10	25	45	35	65
Interest expense, net	—	—	—	—	—
Recurring annual EBITDA [a]	$ 150	$ 400	$ 600	$ 750	$ 1,000

(a) Year-end run-rate based on 2017-2019 mid-cycle margins and modest inflation relative to 2021 baseline.

(b) In 2022, we launched the Value Enhancement Program initially targeting $150 million and $750 million in recurring annual EBITDA by the end of 2023 and 2025, respectively.

(c) In 2023, the program delivered a year-end run-rate of approximately $400 million of recurring annual EBITDA.

Shareholder Information

Stock Exchange

LyondellBasell's common stock is listed on the New York Stock Exchange under the symbol LYB.

Website

Shareholders and other interested parties can learn about LyondellBasell by visiting www.lyondellbasell.com.

Investor Relations Contact

David Kinney +1 713 309 7141

Corporate Governance

LyondellBasell's Corporate Governance Guidelines and related materials are available by selecting "Investors" and then "Corporate Governance" on our website at www.lyondellbasell.com.

Online Annual Report

LyondellBasell's Annual Report is available by selecting "Investors" and then "Company Reports" on our website at www.lyondellbasell.com.

Registrar and Transfer Agent

Computershare Shareholder Services, Inc.

Mail

P.O. Box 43078
Providence, RI 02940-3078

Overnight Delivery

250 Royall Street
Canton, MA 02021

+1 877 456 7920 (U.S. Toll-Free)
+1 781 575 4337 (U.S. Toll/International)
www.computershare.com

Cautionary Statement

Certain disclosures in this annual report may be considered "forward-looking statements." These are made pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The "Cautionary Statement" on page 2 of LyondellBasell's Form 10-K for the fiscal year ended December 31, 2023, should be read in conjunction with such statements.

London

One Vine Street, 4th Floor
London W1J 0AH
United Kingdom
Tel: +44 207 220 2600

Houston

LyondellBasell Tower, Ste. 300
1221 McKinney Street
Houston, TX 77010
USA
Tel: +1 713 309 7200

Rotterdam

Delftseplein 27E
3013 AA Rotterdam
The Netherlands
Tel: +31 10 275 5500

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